PROSPECTUS SUPPLEMENT NO. 3	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 1, 2006)	Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 3, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006. This report was filed with the Securities and Exchange Commission on June 29, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On June 29, 2006, the closing price of our common stock on the American Stock Exchange was $1.90 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB
Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended March 31, 2006

Commission File No. 000-20989
UROPLASTY, INC.
(Name of Small Business Issuer in its Charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1719250 (I.R.S. Employer Identification No.)
2718 Summer Street NE
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
(612) 378-1180
(Issuer’s telephone number, including area code)
Securities registered under Section 12(g) of the Exchange Act: Common Stock, $.01 par value (Title of class)
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑ NO☐
Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Company’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO☑
Issuer’s revenues for its most recent fiscal year: $6,142,612
The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold or the average bid and asked prices of such stock as of June 1, 2006 was $9,514,884.
The number of shares outstanding of the issuer’s only class of common stock on June 1, 2006 was 6,961,206.
Documents Incorporated By Reference: Portions of the Company’s Proxy Statement for its 2006 Annual Meeting of Shareholders (the “Proxy Statement”), are incorporated by reference in Part III.
Transitional Small Business Disclosure Format: YES ☐ NO ☑
Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO☑

PART I
Uroplasty, Inc. may from time to time make written or oral “forward-looking statements,” including our statements contained in this report with the Securities and Exchange Commission and in our reports to stockholders, as well as elsewhere. Forward-looking statements are statements such as those contained in projections, plans, objectives, estimates, statements of future economic performance, and assumptions related to any of the foregoing, and may be identified by the use of forward-looking terminology, such as “may,” “expect,” “anticipate,” “estimate,” “goal,” “continue” or other comparable terminology. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties relating to our future performance that may cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied in any such forward-looking statements.
Forward-looking statements are contained in the “Management’s Discussion and Analysis or Plan of Operation” and other sections of this report. Various factors and risks (not all of which are identifiable at this time) could cause our results, performance or achievements to differ materially from that contained in our forward-looking statements. We caution investors that any forward-looking statement contained herein or elsewhere is qualified by and subject to the warnings and cautionary statements contained above and in, particular, in the “Risk Factors” discussion contained in the “Description of Business” section of this report.
We do not undertake and assume no obligation to update any forward-looking statement that we may make from time to time.
ITEM 1. DESCRIPTION OF BUSINESS
Overview
We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Affecting urinary or fecal control, voiding dysfunctions debilitate millions of adults worldwide and cost billions of healthcare dollars. Since many of these dysfunctions are highly correlated with age, the aging population will demand increasingly better, and less invasive, solutions for these conditions.
We have developed, and are developing, products primarily for the treatment of urinary and fecal incontinence. Our products offer physicians and patients minimally invasive treatment options. All products we currently market are CE marked for European Union clearance (similar to Food and Drug administration (FDA) clearance in the U.S.). Our Macroplastique and other implantable tissue bulking products have not yet been cleared for marketing in the United States.
•	Macroplastique® Implants, a proprietary, implantable soft tissue bulking product is used for the treatment of both male and female urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding tissue with increased capability to control the release of urine. Macroplastique is also used to treat vesicoureteral reflux, predominately a pediatric condition in which urine flows backward from the bladder to the kidney. Macroplastique has been sold, since 1991 in over 40 countries outside of the U.S., for urological indications. Our other proprietary, implantable soft tissue bulking agents that we sell outside the United States include PTQ™ Implants for fecal incontinence, VOX™ Implants for vocal cord rehabilitation and Bioplastique® Implants for dermal augmentation.

•	I-Stop™ Mid-Urethral Sling is a biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. We are the exclusive distributor of this product in the United Kingdom and in the United States. In August 2005 this product received premarket clearance for sale within the United States.

•	The Urgent® PC neuromodulation system is a minimally invasive neuromodulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Using percutaneous tibial nerve stimulation, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. In April 2005, we acquired the exclusive rights to manufacture and distribute this product in the U.S., Canada and all countries recognizing the CE mark. We received regulatory approvals for sale of this product in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we launched the product for sale in those markets.
Our goal is to develop and commercialize a portfolio of minimally invasive products for the treatment of voiding dysfunctions. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians and distributors and enhance market acceptance of our products. The key elements of our strategy are to:
•	Pursue regulatory approval in the U.S. for our Macroplastique;

•	Expand our U.S. marketing and sales organization, using a combination of direct and independent reps;

•	Conduct multi-center, prospective clinical trials for the Urgent PC;

•	Expand distribution of our products outside of the U.S.; and

•	Acquire or license complimentary products if appropriate opportunities arise.
We concluded a multi-center human clinical trial using Macroplastique Implants in a minimally invasive, office-based procedure for treating adult female stress urinary incontinence resulting from intrinsic sphincter deficiency, a weakening of the muscles that control the flow of urine from the bladder. In December 2004, the FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of adult female stress urinary incontinence. This submission is under review by the FDA and we continue to expect, as we indicated in July 2005, the possible approval by the FDA in late 2007. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
In the United States, we recently staffed our sales organization, consisting of a direct field sales management team and independent sales representatives, and a marketing organization to market our products directly to our customers. We anticipate further increasing, as needed, our sales and marketing organization in the United States to support our sales growth. Outside of the United States, we sell our products primarily through a direct sales organization in the United Kingdom and through distributors in other markets.
Voiding Dysfunctions
Voiding dysfunctions affect urinary or fecal control and can result in unwanted leakage (urinary or fecal incontinence) or uncontrolled sensations (overactive bladder symptoms). We believe we are uniquely positioned to offer minimally invasive products to treat each of these voiding dysfunctions.
The Problem of Urinary Incontinence
Urinary incontinence, the uncontrolled leakage of urine, is a problem suffered by millions of people worldwide in varying degrees of severity. Because of the social stigma associated with this condition, it is often underreported. It can result in a substantial decrease in a person’s quality of life, and is often the main reason a family moves an elderly person to nursing home care. The Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimates that urinary incontinence affects about 13 million people in the United States, of which 85% (11 million) are women. The same agency estimates the total cost of treating all types of incontinence (management and curative approaches) in the United States to be $15 billion. Researchers at the University of California, Los Angeles determined a 38% prevalence rate of urinary incontinence among the 23 million adult women surveyed by the National Center for Health Statistics. We expect the incidence of urinary incontinence will rise as the percentage of elderly population grows.

Causes of Urinary Incontinence
The mechanisms of urinary continence are complicated and involve the interaction among several anatomical structures. In females, urinary continence is controlled by the sphincter muscle and pelvic floor support structures that maintain proper urethral position. The sphincter muscle surrounds the urethra and provides constrictive pressure to prevent urine from flowing out of the bladder. Urination occurs when the sphincter relaxes as the bladder contracts, allowing urine to flow through the urethra. The urinary sphincter and pelvic floor support are also responsible for maintaining continence during periods of physical stress. Incontinence may result when any part of the urinary tract fails to function as intended. Incontinence may be caused by damage during childbirth, pelvic trauma, spinal cord injuries, neurological diseases (e.g., multiple sclerosis and poliomyelitis), birth defects (e.g., spina bifida) and degenerative changes associated with aging.
For men, urinary incontinence is most often associated with prostate conditions or nerve problems, such as complications arising from diabetes, stroke or Parkinson’s disease. Enlargement of the prostate gland (the gland surrounding the male urethra just below the bladder) may impact urinary control. Approximately 400,000 prostate surgeries are performed each year in the United States for prostate enlargement or for prostate cancer. Up to 20% of men undergoing such surgery develop incontinence following the procedure.
Types of Urinary Incontinence
There are four types of urinary incontinence:
•	Stress Urinary Incontinence - Stress urinary incontinence, or SUI, refers to the involuntary loss of urine due to an increase in intra-abdominal pressure from ordinary physical activities, such as coughing, sneezing, laughing, straining or lifting. For the majority of women with SUI (9 million of the 11 million in the U.S.), their incontinence is caused by urethral hypermobility. Urethral hypermobility – abnormal movement of the bladder neck and urethra – occurs when the anatomic supports for the bladder neck and urethra have weakened. This anatomical change is often the result of childbirth. Stress urinary incontinence can also be caused by intrinsic sphincter deficiency, or the inability of the sphincter muscle to function properly. Intrinsic sphincter deficiency can be due to congenital sphincter weakness or can result from deterioration of the urethral muscular wall due to changes of aging or damage following trauma, spinal cord lesion or radiation therapy. The National Association for Continence (NAFC) estimates up to 15% of female stress urinary incontinence is a result of intrinsic sphincter deficiency. For many women, their SUI is a combination of urethral hypermobility and ISD.

•	Urge Incontinence - Urge incontinence refers to the involuntary loss of urine associated with an abrupt, strong desire to urinate. Urge incontinence often occurs when neurological problems cause the bladder to contract and empty with little or no warning.

•	Overflow Incontinence - Overflow incontinence is associated with an over-distention of the bladder. This can be the result of an under-active bladder or an obstruction in the bladder or urethra.

•	Mixed Incontinence - Mixed incontinence is the combination of both urge and stress incontinence (and, in some cases, overflow). Clinicians estimate that 30% of women suffering from stress urinary incontinence also exhibit symptoms of urge incontinence. Since prostate enlargement often obstructs the urethra, older men often have urge incontinence coupled with overflow incontinence.
Management and Curative Treatment of Urinary Incontinence
There are two general approaches to dealing with urinary incontinence One approach is to manage symptoms with products such as pads or diapers. The other approach is to undergo curative treatments in an attempt to restore continence, such as injection of urethral tissue bulking agents or by invasive surgeries. We believe the treatment of urinary incontinence should start first with the least invasive therapy and then move to more invasive therapies only when needed.
Management of Urinary Incontinence
Absorbent Products. Absorbent products are the most common form of management for urinary incontinence because men and women can use them without consulting a physician. The cost of adult diapers and pads can be substantial and create a continuous financial burden for patients. Additionally, this management technique may require frequent changing of diapers and pads to control patient embarrassment due to odor or soiling.

Behavior Modification. Techniques used in behavior modification include bladder training, scheduled voiding and pelvic floor muscle exercises known as Kegels. Some of the tools used in conjunction with these training regimes are vaginal cones or weights, biofeedback devices and pelvic floor stimulation. Because these techniques rely on active, frequent participation of the individual, these techniques are seldom effective.
Occlusion and Compression Devices. Penile clamps, pessaries and urethral occlusion devices are typically reserved for temporary use. Complications such as tissue erosion, urinary tract infections, edema, pain and obstruction are associated with extended or improper use.
Urinary Catheters and Collection Devices. The type and severity of incontinence and an individual’s physical and mental condition determine the choice of catheter. Catheters may be inserted as needed for bladder drainage and may be a closed, indwelling system or an external collection device.
Drug Therapy. Drug treatment is used to manage multiple types of urinary incontinence. Therapeutic drug activity is matched to the individual’s urinary dysfunction, e.g., activity targeted to contract muscle tissue of the bladder or bladder neck or to improve the quality of the bladder neck and urethra mucosal lining. Drugs are most often used to treat symptoms of overactive bladder but drugs seldom cure stress urinary incontinence. Common side effects of drugs include dry mouth, constipation and headache. Other potential side effects include urinary retention, nausea, dizziness, blurred vision and the possibility of unwanted interactions with other drugs.
Curative Treatment of Urinary Incontinence
Injectable Uretheral Tissue Bulking Agents. Urethral tissue bulking agents are inserted with a needle into the area around the urethra, augmenting the surrounding tissue for increased capacity to control the release of urine. Hence, these materials are often called “bulking agents” or “injectables.” Urethral bulking agents may be either synthetic or biologically derived and are an attractive alternative to surgery because they are considerably less invasive. Active women benefit from the use of urethral bulking agents since they will often return to normal activities in a matter of days instead of weeks of recovery following invasive surgical procedures. Bulking agents also represent a desirable treatment option for the elderly or infirm who may not otherwise be able to withstand the trauma and morbidity resulting from a fully invasive surgical procedure. Additionally, the use of a urethral bulking agent does not preclude the use of more invasive treatments if required.
Biologically derived bulking agents include a patient’s own fat cells, polysaccharides (not commercially available in the United States) or bovine collagen. Fat injections involve complex, invasive harvesting of the patient’s own fat cells and re-injecting them into the bladder neck. Collagen injections require pre-treatment allergy skin tests and, since the body absorbs collagen over time, the patient may require subsequent re-injections.
Synthetic bulking agents include solid silicone elastomers, pyrolytic carbon-coated beads, and DMSO and polyvinyl alcohol.
Surgery. In women, stress urinary incontinence can be surgically corrected through a procedure in which the physician elevates and stabilizes the urethra and bladder neck, often with a “sling” to support these structures. Market adoption of sling procedures is demonstrated by over 10% annual growth during the last five years. An estimated 180,000 sling procedures were performed in the U.S. during 2005, with almost half of these procedures using a tension-free sling product, usually implanted in an outpatient setting. Numerous publications cite sling procedure efficacy greater than 85%.
In men, the surgical options for treating urinary incontinence are a male sling or an implanted artificial urinary sphincter, a patient-controlled device that keeps the urethra closed until the patient is ready to urinate. Surgery to place the artificial sphincter requires general or spinal anesthesia.
Uroplasty Solutions for Urinary Incontinence
We believe that we are uniquely positioned with differentiable, minimally invasive products to address both causes of SUI – an injectable bulking agent to treat ISD and a tension-free type sling to treat urethral hypermobility.
Macroplastique® Implants
Macroplastique® is an injectable soft-tissue bulking agent used to treat stress urinary incontinence, the most common form of urinary incontinence in women. It is designed to restore the patient’s urinary continence immediately following treatment.

Additionally, men who experience incontinence as a result of prostate surgery are also candidates for Macroplastique treatment.
Macroplastique is a soft-textured, permanent implant placed endoscopically around the urethra distal to the bladder neck. It is a proprietary composition of heat vulcanized, solid, soft, irregularly shaped polydimethylsiloxane (solid silicone) implants suspended in a biocompatible carrier gel. We believe our compound is better than other commercially available bulking agents because it does not degrade, is not absorbed into surrounding tissues and does not migrate from the implant site due to its unique composition, shape and size. This reduces the need for follow-up treatments. Additionally, there is no need for special storage, cumbersome preparation or mixing for use or for patient allergy testing.
We currently market Macroplastique outside the U.S. Macroplastique is a outpatient, minimally invasive treatment that offers lower surgical risk with shorter recovery time, and a less expensive alternative when compared to invasive procedures. Its safety and efficacy are evidenced by over 14 years of successful use outside the United States with over 50,000 patients treated. We concluded a multi-center human clinical trial using Macroplastique Implants in a minimally invasive, office-based procedure for treating adult female stress urinary incontinence resulting from intrinsic sphincter deficiency, a weakening of the muscles that control the flow of urine from the bladder. In December 2004, the FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of adult female stress urinary incontinence. This submission is under review by the FDA and we continue to expect, as we indicated in July 2005, the possible approval by the FDA in late 2007. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
Although Macroplastique is traditionally implanted with the aid of an endoscope, we also market outside the United States a patented, non-endoscopic product placement kit, or delivery kit, called the Macroplastique Implantation System™, or MIS, for office-based treatment of female stress urinary incontinence. Our MIS enables easy and consistent product placement without the use of an endoscope. Following FDA approval of Macroplastique, we intend to seek regulatory approval for the MIS.
I-Stop™ Sling
We are the exclusive distributor in the United States and the United Kingdom of the I-Stop™ tape, a biocompatible, tension-free, mid-urethral sling manufactured by CL Medical SAS of Lyon, France. The I-Stop tape has received FDA premarket approval and is CE marked for the treatment of female urinary incontinence due to urethral hypermobility. If the urethra is no longer appropriately supported by the surrounding tissues and ligaments, the urethra may move too easily and may no longer properly close. A sling provides a hammock-type support for the urethra to prevent its downward movement, and associated leakage of urine, during periods of increased abdominal pressure.
I-Stop, the only synthetic, mid-urethral sling made of monofilament knitted polypropylene, has closed loop edges, which we believe make it non-damaging to surrounding tissue without the need for a delivery sheath. We also believe that the I-Stop design provides greater strength and controlled flexibility, and improved resistance to fragmentation, stretching and deformity during the outpatient implant procedure, than competitive sling devices. For patients, we believe that our tape design results in less irritation and fewer overall complications. We believe our product is competitively priced and we offer components to address the retropubic and transobturator surgical approaches.
In May 2005, we entered into a one-year exclusive agreement with CL Medical to distribute the I-Stop in the United Kingdom. The agreement is renewable for up to 2 years, subject to certain performance requirements of us. We are required to purchase a minimum of $266,000 of units in the 12-month period following January 1, 2006, subject to periodic adjustment based on the value of the euro. The purchase price is payable in euros. If we fail to reach our minimum purchase requirement, CL Medical has the right to terminate our exclusive distribution rights in the United Kingdom.
In February 2006 we entered into a six-year exclusive agreement with CL Medical to distribute the I-Stop in the U.S. The agreement is renewable for successive five-year terms, subject to certain performance requirements of us. We are required to purchase a minimum of $363,000 of units in the first 12-month period following January 1, 2006, increasing to approximately $2.6 million of units in the fifth year, for an aggregate commitment of approximately $6.5 million of units over the five-year period, subject to periodic adjustment based on the value of the euro. The purchase price is payable in euros. If we fail to reach our minimum purchase requirement in any 12-month period, CL Medical has the right to terminate our exclusive distribution rights in the United States. CL Medical has agreed to provide us, without additional charge, with any improvements or modifications it makes to the I-Stop sling and has granted us a right of first refusal for exclusive distribution rights in the United States to any new medical devices or procedures it develops. We have agreed that during, and for one year after, the term of this agreement, we will not manufacture our own, or market any other party’s tension-free vaginal tape product for the treatment of female stress urinary incontinence. If for some reason CL Medical is prohibited from exporting the I-Stop into the United States, CL Medical is required to supply us with the components necessary to manufacture, package and label the I-Stop for the United States market.
The Problem of Overactive Bladder
Overactive bladder (OAB) is a prevalent and challenging urologic problem affecting 16% of the adult population. An estimated 34 million Americans suffer from overactive bladder, although fewer than 40% seek medical help. A survey of individuals with OAB estimated the total U.S. economic cost of OAB (direct and indirect costs) to be $12 billion.
For individuals with overactive bladder, the nervous system control for bladder filling and urinary voiding is incompetent. Signals to indicate a full bladder are sent early and frequently, triggers to allow the bladder to relax for filling are ineffective and nervous control of the urethral sphincter, to keep the bladder closed until an appropriate time, is inadequate. An individual with OAB may exhibit one – or all – of the symptoms that characterize overactive bladder: urinary urgency, urinary frequency and urge incontinence. Urgency is the strong, compelling need to urinate. Frequency is a repetitive need to void. Normal urinary voiding is eight times per day. Individuals with an overactive bladder may seek to void over 20 times per day and at least two times during the night, thereby causing significant sleep pattern disturbances. Urge incontinence is an immediate, compelling need to urinate that typically results in an accident before the individual can reach the restroom.
Treatment of Overactive Bladder Symptoms
Drug Therapy. The most common treatment for OAB is drug therapy using an anticholinergic agent. However, for some individuals, the drugs are ineffective or the side effects so bothersome that the patient discontinues the medications. Common side effects include dry mouth, constipation and headache.
Biofeedback and Behavioral Modification. Bladder training and scheduled voiding techniques, often accompanied by the use of voiding diaries, are a non-invasive approach to managing OAB. Because these techniques rely on the diligence and compliance of the individual, these techniques are seldom effective. In addition, for OAB symptoms, these techniques may not affect the underlying cause of the condition.
Neuromodulation. Normal urinary control is dependent upon properly functioning neural pathways and coordination among the central and peripheral nervous systems, the nerve pathways, bladder and sphincter. Unwanted, uncoordinated or disrupted signals along these pathways can lead to overactive bladder symptoms. Therapy using neuromodulation incorporates electrical stimulation to target specific neural tissue and “jam” the pathways transmitting unwanted signals. To alter bladder function, the stimulation must be delivered to the sacral nerve plexus, the neural tissue affecting bladder activity. Neuromodulation for OAB is presently conducted through sacral nerve stimulation or percutaneous tibial nerve stimulation.
The sacral nerve stimulator uses a small device, a neurostimulator, to send mild electrical pulses to the sacral nerve. The sacral nerve is located in the lower back, just above the tailbone. The surgically implanted neurostimulator contains a battery and electronics to create the electrical pulses and is connected to a neurostimulation lead (an insulated wire) containing electrodes through which stimulation is delivered to the nerve. The device is most frequently placed under the skin of the buttock, with the lead under the skin near the spine.
Alternatively, percutaneous tibial nerve stimulation (PTNS) delivers stimulation to the sacral nerve plexus by temporarily applying electrical pulses to the tibial nerve. The tibial nerve is an easily accessed nerve in the lower leg. Neuromodulation using PTNS has a similar therapeutic effect as the implantable sacral nerve stimulator, but requires no surgery. PTNS is minimally invasive, has a low risk of complication and is typically performed in a physician’s office.
Uroplasty Solutions for Overactive Bladder
Urgent® PC Neuromodulation System
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc., an Andover, Minnesota medical device company, the exclusive rights to manufacture and market the Urgent® PC Neuromodulation System for the U.S., Canada and all countries recognizing the CE mark. The Urgent PC is a minimally invasive nerve stimulation device designed for office-based treatment of urge incontinence, urinary urgency and urinary frequency –

symptoms of an overactive bladder. Using percutaneous tibial nerve stimulation near the ankle, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function.
We believe that the Urgent PC system is the only non-surgical neuromodulation device in the U.S. market for treatment of overactive bladder symptoms. Components of the Urgent PC system include a hair-width needle electrode, a lead set and an external, handheld, battery-powered stimulator. For each 30-minute office-based therapeutic session, the physician temporarily inserts the needle electrode in the patient’s lower leg and connects the electrode to the stimulator. Typically, a patient undergoes 12 treatment sessions at one-week intervals, with follow up treatments as required to maintain symptom reduction.
Under our agreement with CystoMedix, we are responsible for regulatory applications and compliance within all markets outlined in the agreement. Although the Urgent PC as marketed by CystoMedix was CE marked and 510(k) cleared, following minor revisions to the product, we secured 510(k) clearance for the device in October 2005 and CE mark in November 2005. Subsequently we launched the product for sale. We have since then developed a second generation Urgent PC, and in June 2006, received for it the 510(k) clearance, CE Mark and regulatory approval to sell in Canada.
In connection with the agreement with CystoMedix, we purchased 75% of CystoMedix’s inventory of component parts and subassemblies for $25,000. We paid an initial royalty payment of $225,000 in May 2005 and paid an additional aggregate of $250,000 in royalties in monthly installments through May 2006. During the agreement’s term, we will pay CystoMedix further royalties of 7% of our net product revenues from the sale of licensed products, offset by payments made against the above $250,000 royalty amount. We agreed to sell licensed products we manufacture back to CystoMedix, on a non-exclusive basis, on terms and for such price as we may mutually negotiate for CystoMedix’s own sales outside of the territories exclusively licensed to us.
Our five-year agreement with CystoMedix provides no renewal provision. Between January 2006 and June 2008, we may elect to purchase all of CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. After April 2007 the option price will increase at a rate of 10% per year. The option price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. If we exercise our option, we also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of our option.
The Problem of Fecal Incontinence
Fecal incontinence, prevalent in 2-6% of the adult population, with women suffering up to four times more often than men, is an extremely disabling and embarrassing condition. Approximately 25% of women with stress urinary incontinence are also diagnosed with fecal incontinence.
Fecal continence relies on an intact and functioning anal sphincter. The internal anal sphincter (IAS) provides most of the resting anal pressure and is the main muscle responsible for the prevention of anal leakage. Degeneration or disruption of the IAS characteristically leads to fecal incontinence or soiling. Degeneration can result from childbirth, surgical trauma or accident.
Treatment of Fecal Incontinence
The internal sphincter cannot be surgically repaired, as it is extremely thin (approximately 2-3 mm) and, as a circular muscle, is under tension. Antidiarrheal drugs and diet modification help some patients, but this is not a satisfactory, long-term solution for most patients.
Uroplasty Solutions for Fecal Incontinence
We have, and are developing additional, minimally invasive products to address fecal incontinence. Our PTQ™ Implants offer a minimally invasive treatment for patients with fecal incontinence. They are soft-textured, permanent implants. For treatment of fecal incontinence, PTQ Implants are implanted circumferentially into the submucosa of the anal canal. Injection creates a “bulking” and supportive effect similar to that of Macroplastique injection for the treatment of stress urinary incontinence. The product is CE marked and currently sold outside the U.S. in various international markets. We also secured CE mark for the application of percutaneous tibial nerve stimulation for the treatment of fecal incontinence. Our Urgent PC is sold for the treatment of fecal incontinence in countries recognizing the CE mark.

Other Uroplasty Products
In addition to urological applications, we market our proprietary tissue bulking material outside the United States for reconstructive and cosmetic plastic surgery under the trade name Bioplastique® Implants and for otolaryngology vocal cord rehabilitation applications under the trade name VOX® Implants.
In The Netherlands and United Kingdom only, we distribute certain wound care products in accordance with a distributor agreement. Under the terms of the distributor agreement, we are not obligated to purchase any minimum level of wound care products.
Marketing, Distribution and Sales
We currently sell two products in the United States – the I-Stop Sling and the Urgent PC Neuromodulation System. We received regulatory approvals for sale of our Urgent® PC Neuromodulation System, the only minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency, in the United States and Canada in October 2005 and in Europe in November 2005. Subsequently, we launched this product for sale in those markets.
Our U.S. sales organization consists of a direct field-based sales management group and a nationwide network of independent sales representatives. We anticipate continuing to increase our sales and marketing organization, as needed, to support the sales growth.
Outside of the United States, in addition to our Urgent® PC Neuromodulation system, we market and sell Macroplastique and related ancillary products, PTQ Implants, VOX Implants and Bioplastique Implants, and, in the United Kingdom we also sell the I-Stop sling. We sell our products primarily through a direct sales organization in the United Kingdom. In all other markets we sell our products primarily through distributors. International sales managers in The Netherlands manage and train a network of distributors in approximately 40 countries, including Canada, Australia, countries within Europe and Latin America. Each of our distributors has a territory-specific distribution agreement, including requirements indicating they may not sell injectable products that compete directly with Macroplastique. Collectively, our distributors accounted for approximately 65% and 70% of total net sales for fiscal 2006 and 2005, respectively.
We use clinical studies and scientific community awareness programs to demonstrate the safety and efficacy of our products. This data is important to obtain regulatory approval and to support our sales staff and distributors in securing product reimbursement in their territories. Publications of clinical data in peer-reviewed journals add to the scientific community awareness of our products, including therapeutic applications, treatment techniques and expected outcomes. Our clinical research department provides a range of activities designed to support surgeons in their clinical evaluation study design, abstract preparation, manuscript creation and/or review and submission. This team works closely with our sales and marketing and regulatory departments in the area of technical support, submissions, literature review, and analysis and synopsis of technical presentations and publications.
Researchers have designed clinical trials to provide outcome evidence on products developed by us. These include randomized controlled trials on our PTQ Implants, Macroplastique Sling Support Kit (MIS-SK) and a multi-center prospective study on the efficacy of the Urgent PC. Evidence-based clinical research broadens the surgeons’ acceptance by providing detailed information related to product safety and efficacy when applied to patient selection and comparative surgical and non-surgical treatment regimens. Only by recognition of the complexity of our product, indications, analysis of the contributing variables and presentation and publication of the clinical outcomes, will we provide the physicians, patients and reimbursement systems with the evidence they require to make informed decisions.
Manufacturing and Suppliers
We manufacture our tissue bulking products at our own facilities. We manufacture components in the United States and finished products in The Netherlands. Our facilities utilize dedicated heating, ventilation and high efficiency particulate air (HEPA) filtration systems to provide a controlled working environment. Trained technicians perform all critical manufacturing processes in a cleanroom environment according to validated written procedures. An outside vendor sterilizes our products using validated methods and returns the products to us for final inspection and testing.

Our manufacturing facilities and systems are periodically audited to ensure compliance with ISO 13485 (medical device quality management systems), and applicable European and Canadian medical device requirements. Our facilities and systems were last audited by AMTAC Certification Services in January 2005. No major deficiencies were noted, and we were found to be in compliance with all standards and requirements audited.
Our facilities also need to be compliant with U.S. federal Quality System Regulations (QSR). While we believe we are compliant with QSR, our facilities have not yet been audited by the FDA for such compliance, and there can be no guarantee that we will pass the FDA compliance audit. We are also subject to additional state, local, and U.S. federal government regulations applicable to the manufacture of our products.
CL Medical designs and manufactures the I-Stop sling. Pursuant to our distribution agreements with CL Medical, we are the exclusive distributor of the I-Stop sling in the United States and the United Kingdom. Among other things, we are required to purchase a minimum number of I-Stop product sets from CL Medical.
Under our manufacturing and distribution agreement with CystoMedix, Inc., we are responsible for the manufacture of the Urgent PC device. We currently subcontract the manufacture of major subassemblies for the product.
We purchase medical grade materials for use in our finished products from several single source suppliers. Our quality department has qualified these suppliers. Although we believe our supply sources could be replaced if necessary without due disruption, it is possible that the process of qualifying suppliers for certain raw materials could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales.
Competition
The market for voiding dysfunction products is intensely competitive. Competitors offer management and curative treatments, including commercialized tissue bulking agents, urethral sling products and neurostimulation devices. Indirect and future competitors include drug companies and firms developing new or improved treatment methods. We believe the principal decision factors among treatment methods include physician and patient acceptance of the treatment method and cost, availability of third-party reimbursement, marketing and sales coverage and the existence of meaningful patent protection. In addition to addressing the decision factors, our ability to effectively compete in this market will also depend on the consistency of our product quality as well as delivery and product pricing. Other factors affecting our success include our product development and innovation capabilities, clinical study results, ability to obtain required regulatory approvals, ability to protect our proprietary technology, manufacturing and marketing capabilities and ability to attract and retain skilled employees.
Soft-tissue injectable bulking agents competing directly with Macroplastique®, both outside and in the U.S. include Contigen® and Tegress®, both FDA-approved bulking agents manufactured by C.R. Bard, Inc.; Zuidex® and Deflux® (Deflex FDA approved for VUR use only) manufactured by Q-Med AB; Durasphere® (FDA-approved for female SUI) manufactured by Carbon Medical Technologies; and Coaptite® manufactured by BioForm, Inc. for Boston Scientific. In contrast to the competitors products currently approved for sale, Macroplastique, marketed outside the United States since 1991, is a synthetic material that will not degrade, resorb or migrate, has no special preparation or storage requirements and does not require the patient to have a skin test prior to the procedure. The silicone-elastomer material has been studied for over 50 years in medical use for such urological applications as artificial urinary sphincters, penile implants, stents and catheters. Our patented Macroplastique® Implantation System offers a unique, non-endoscopic, minimally invasive out-patient procedure that can be performed in the physician’s office.
Sling procedures have become the preferred method for treating urethral hypermobility. The tension-free sling market is dominated by Gynecare’s TVT Tension-free Support device. Other companies competing in this market include American Medical Systems, C.R. Bard, Boston Scientific and Mentor Corporation. We believe our I-Stop sling offers benefits of multiple surgical approaches for the physician and a design to resist stretching, deformity and fragmentation.
The Urgent®PC neurostimulation device is an alternative to the more invasive Medtronic InterStim® device. The Medtronic unit, which stimulates the sacral nerve, requires surgical implantation in the upper buttocks or abdomen. In contrast, the Urgent PC device allows minimally invasive stimulation of the sacral nerve plexus in an office-based setting without surgical intervention. Neotonus markets a non-surgical device to deliver extracorporeal magnetic neuromodulation. In addition, Boston Scientific’s Bion® Microstimulator, a device implanted with a needle-like instrument to stimulate the pudendal nerve, is CE mark approved for the treatment of urinary urge incontinence and is undergoing clinical studies in the U.S.

Many medications treat symptoms of overactive bladder, some by preventing unwanted bladder contractions, others by tightening the bladder or urethra muscles and some by relaxing bladder muscles. Sometimes, these drugs have unwanted side effects such as dry mouth, vision problems or constipation. Among these medications are Detrol® (Pfizer Inc.), Ditropan® (Alza Corporation) and Flomax® (Abbott Laboratories).
Many of our competitors and potential competitors have significantly greater financial, manufacturing, marketing and distribution resources and experience than we have. In addition, many of our competitors offer broader product lines within the urology market, which may give these competitors the ability to negotiate exclusive, long-term supply contracts and to offer comprehensive pricing for their products. It is possible other large health care and consumer products companies may enter this industry in the future. Furthermore, smaller companies, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. These products may compete directly with any products that we may offer in the future.
Government Regulation
The design, testing, manufacturing, promotion, marketing and distribution of our products in the United States, Europe and other parts of the world are subject to regulation by numerous governmental authorities, including the U.S. Food and Drug Administration, or FDA, the European Union and other analogous agencies.
United States
Our products are regulated in the Unites States as medical devices by the FDA under the Food, Drug and Cosmetic Act. Noncompliance with applicable requirements can result in, among other things:
•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, or total or partial suspension of production;

•	denial of requests for 510(k) clearance or pre-market approval of new products;

•	withdrawal of existing approvals; and

•	criminal prosecution.
Depending on the degree of risk posed by the medical device and the extent of controls needed to ensure safety and effectiveness, there are two pathways for FDA marketing clearance of medical devices. For devices deemed by FDA to pose relatively less risk (Class I or Class II devices), manufacturers, in most instances, may submit a pre-market notification (510(k) clearance) requesting permission for commercial distribution.. Devices deemed by the FDA to pose the greatest risk (Class III devices), such as life-sustaining, life-supporting or implantable devices, or a device deemed not to be substantially equivalent to a previously cleared 510(k) device, require the submission of a pre-market approval (PMA) application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.
510(k) Clearance. To obtain 510(k) clearance, the pre-market notification must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was commercially distributed before May 28, 1976 and for which FDA has not yet called for submission of a pre-market approval application. The FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification, but the response may be a request for additional information, sometimes including clinical data. As a practical matter, 510(k) clearance can take significantly longer than 90 days, including up to one year or more.
After a device receives 510(k) clearance for a specific intended use, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that would constitute a major change to the intended use of the device will require a new 510(k) pre-market notification submission or, depending upon the changes, could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, a company may be subject to significant regulatory fines or penalties.
Pre-market Approval. A pre-market approval application must be submitted if the device cannot be cleared through the 510(k) process. The pre-market approval process is much more demanding than the 510(k) notification process. A pre-market approval applicant must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the pre-market approval process, applicants must file an Investigational Device Exemption, or IDE, application prior to commencing human clinical trials. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients. The results of clinical testing may not be sufficient to obtain approval of the product.
After the FDA determines that a pre-market approval application is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted pre-market approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during this review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the Quality System Regulations. New pre-market approval applications or supplemental pre-market approval applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a pre-market approval, except that the supplement is limited to information needed to support any device changes not covered by the original pre-market approval application, and may not require as extensive clinical data as the original submission or the convening of an advisory panel.
Continuing FDA Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:
•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serous injury if it were to recur;

•	post-market surveillance activities monitor use of the products placed in the market place; and

•	notices of correction or removal, and recall regulations.
FDA Approval Status of Our Products. The FDA has determined that urethral tissue bulking agents, such as Macroplastique, are Class III devices and require FDA clearance of a pre-market approval application. In 1999, the FDA approved our IDE application for the use of Macroplastique in a clinical study for the treatment of stress urinary incontinence. In 2000, we commenced human clinical trials at multiple sites. We concluded the 12-month patient follow up visits for this study and, in 2004 submitted a pre-market approval application. This submission is under review by the FDA and we continue to expect, as we indicated in July 2005, the possible approval by the FDA in late 2007. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
In August 2005, the I-Stop product received premarket clearance for sale within the United States.
The Urgent PC device previously received 510(k) clearance for U.S. marketing by the FDA. However, following product revisions, we submitted our 510(k) pre-market application in August 2005. We received 510(k) clearance in October 2005 for our version of the Urgent PC device. Following development of our second generation of the Urgent PC, in May 2006 we submitted a special 510(k) pre-market application. With regards to our second generation Urgent PC, in June 2006, we received the CE mark and approval from Therapeutic Products Directorate of Health to sell in Canada.

FDA Oversight of Manufacturing Operations. The Food, Drug and Cosmetics Act requires that medical devices be designed and manufactured in accordance with the FDA’s current Quality System Regulations, which require, among other things, that we:
•	regulate our design and manufacturing processes and control them by the use of written procedures;

•	investigate any deficiencies in our manufacturing process or in the products we produce;

•	keep detailed records and maintain a corrective and preventative action plan; and

•	allow the FDA to inspect our manufacturing facilities on a periodic basis to monitor our compliance with Quality System Regulations.
Although our manufacturing facilities and processes have been inspected and certified in compliance with ISO 13485, applicable European medical device directives, and Canadian Medical Device Requirements, they have not been inspected by the FDA for compliance with Quality System Regulations. We will be required to have a FDA inspection prior to the pre-market approval of our Macroplastique product for sale in the U.S. We cannot assure you that our facilities and processes will be found to comply with Quality System Regulations and there is a risk that approval will, therefore, be delayed by the FDA until such compliance is achieved.
European Union and Other Regions
The European Union has adopted rules that require that medical products receive the right to affix the CE mark, which stands for Conformité Européenne. The CE mark demonstrates adherence to quality assurance standards and compliance with relevant European medical device directives. Products that bear the CE mark can be imported to, sold or distributed within, the European Union.
We received CE marking approval for Macroplastique in 1996 for the treatment of male and female stress urinary incontinence and vesicoureteral reflux; for the Urgent PC for the treatment of fecal incontinence, and overactive bladder symptoms of urinary urgency, urinary frequency and urge incontinence. In addition, we received CE marking for PTQ Implants in 2002 for the treatment of fecal incontinence; for VOX Implants in 2000 for vocal cord rehabilitation applications; and for Bioplastique Implants in 1996 for dermal augmentation applications. The I-Stop sling received CE marking approval in July 2002. Our European manufacturing facilities and processes have been inspected and certified by AMTAC Certification Services, a recognized Notified Body, testing and certification firm based in the United Kingdom.
We currently sell our products in approximately 40 foreign countries, including those within the European Union. Requirements pertaining to medical devices vary widely from country to country, ranging from no health regulations to detailed submissions such as those required by the FDA. We have obtained regulatory approval where required for us to sell our products in the country. We believe the extent and complexity of regulations for medical devices are increasing worldwide. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase.
Third-Party Reimbursement
In both U.S. markets and markets outside the U.S., sales of our products will depend in part on the availability of reimbursement from third-party payors. Outside of the United States, government managed health care systems and private insurance control reimbursement for devices and procedures. Reimbursement systems in international markets vary significantly by country. In the European Union, reimbursement decision-making is neither regulated nor integrated at the European Union level. Each country has its own system, often closely protected by its corresponding national government. Reimbursement for Macroplastique and other tissue bulking products has been successful in multiple international markets where hospitals and physicians have been able to get budgets approved by fund-holder trusts or global hospital budgets.
In the U.S., third-party payors consist of government programs, such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:
•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payor’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment amount.
Reimbursment for tension-free sling products has been previously addressed by numerous competitors. As a result coding, coverage and payment for the I-Stop™ Mid-Urethral Sling is already well-established.
As a relatively new therapy, nerve simulation using the Urgent PC has not been assigned a reimbursement code unique to the technology. However, a number of practitioners are using an existing reimbursement code that closely describes the procedure. In addition, Aetna and Blue Cross Blue Shield of Minnesota and Maryland have published policies providing coverage for PTNS under an existing reimbursement code. We will need to continue to work with third-party payers for coverage policies and the American Medical Association to develop definitive and uniform reimbursement for the theraphy. In addition, we will need to provide customer reimbursement support as we market the product and secure medical community acceptance.
We believe, but cannot confirm, that there are appropriate codes available to describe endoscopic use of Macroplastique to treat female SUI. We expect that, upon FDA approval to market Macroplastique, we will need to foster coverage policies and payer acceptance to support the U.S. launch. There is no guarantee that Macroplastique will be reimbursed at the levels expected by us, if at all.
Patents, Trademarks and Licenses
Our success depends in part on our ability to obtain and maintain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of third parties. We seek to protect our technology by filing patent applications for technologies important to the development of our business following an analysis of the cost of obtaining a patent, the likely scope of protection, the relative benefits of patent protection compared to trade secret protection and other business considerations.
We hold multiple patents covering our Macroplastique materials, processes and applications. As of the date of this report, we have four issued U.S. patents and 19 granted patents in the United Kingdom, Japan, Germany, France, Spain, Italy, Portugal, The Netherlands and Canada. Our patents will expire in the U.S. at various times between 2011 and 2016 and in other countries between 2009 and 2017. There can be no assurance any of our issued patents are of sufficient scope or strength to provide meaningful protection of our products. In addition, there can be no assurance any current or future U.S. and foreign patents of ours will not be challenged, narrowed, invalidated or circumvented by competitors or others, or that our patents will provide us with any competitive advantage. Any legal proceedings to maintain, defend or enforce our patent rights could be lengthy and costly, with no guarantee of success. CystoMedix and CL Medical also have certain patent rights which they licensed to us as part of their respective manufacturing and distribution agreements. We are awaiting prosecution of the patent protection applications we filed in 2006 for the Urgent PC.
In 1992, we agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, we pay Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum, through May 1, 2006, of $50,000 per year.
Although we intend to apply for additional patents and vigorously defend issued patents, management believes our business success will depend primarily upon our development and sales and marketing skills, and the quality and economic value of our products rather than on our ability to obtain and defend patents.
We also seek to protect our trade secrets by requiring employees, consultants, and other parties to sign confidentiality agreements and noncompetition agreements, and by limiting access by outside parties to confidential information. There can be no assurance, however, these measures will prevent the unauthorized disclosure or use of this information or that others will not be able to independently develop this information.
We have registered Macroplastique®, Uroplasty® and Bioplastique® as trademarks with the U.S. Patent and Trademark Office. Our non-registered trademarks include VOX™ and PTQ™, for which trademark registration applications are pending in the U.S. Patent and Trademark Office and in European countries. In addition, Macroplastique is registered in numerous European countries. CystoMedix has U.S. registration of the Urgent®PC trademark and has licensed the mark to us as part of our exclusive manufacturing and distribution agreement. In addition, CL Medical has licensed its non-registered trademark for the I-Stop™ sling to us as part of our agreement with it.
We have a royalty agreement with three individuals, two of whom are former officers and directors. Under this royalty agreement, we pay aggregate royalties of three to five percent of net sales of Macroplastique and Bioplastique, subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010.
In October 1998, we received an absolute assignment from a British surgeon of a patent relating to the Macroplastique Implantation System in return for a royalty of £10 for each unit sold during the life of the patent. We began commercialization of the product outside the U.S. in March 2000.
Research and Development
We have a research and development program to develop new incontinence products. We are also continually evaluating product potential improvements, and new methods and devices for the implantation of and new applications for Macroplastique. Research and development expenses also include the costs of clinical studies and regulatory compliance. Our expenditures for research and development totaled $3.3 and $2.3 million for fiscal 2006 and 2005, respectively. None of these costs were borne directly by customers.
Product Liability
The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance, plus another policy specific to the United Kingdom only. There can be no assurance, however, our existing insurance coverage limits are adequate to protect us from any liabilities we might incur. There can be no assurance that liability claims will not exceed coverage limits. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. Furthermore, we do not expect to be able to obtain insurance covering our costs and losses as a result of any product recall. A successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, any claim against us could generate negative publicity, which could decrease the demand for our products and our ability to generate revenues.
Compliance with Environmental Laws
Compliance by us with applicable environmental requirements during fiscal years 2006 and 2005 has not had a material effect upon our capital expenditures, earnings or competitive position.
Dependence on Major Customers
During fiscal 2006, two customers accounted for approximately 14% and 11% of our net sales. During fiscal 2005, the same two customers accounted for approximately 15% and 11% of our net sales.
Employees
As of March 31, 2006, we had 55 employees, of which 51 were full-time and 4 were part-time. No employee has a collective bargaining agreement with us. We believe we maintain good relations with our employees.
Incorporation and Current Subsidiaries
We were incorporated in January 1992 as a Minnesota corporation and a wholly owned subsidiary of our original parent. In February 1995, we became a stand-alone, privately held company pursuant to a Plan of Reorganization confirmed by the U.S. Bankruptcy Court. We became a reporting company pursuant to a registration statement filed with the Securities and Exchange Commission in July 1996.
Our wholly owned foreign subsidiaries and their respective principal functions are as follows:

Uroplasty BV	Incorporated in The Netherlands, distributes the Urgent PC, is the manufacturer of Macroplastique, Bioplastique, VOX Implants, PTQ Implants and of all their accessories,. Products are sold primarily through distributors.

Uroplasty LTD	Incorporated in the United Kingdom and acts as the sole distributor of Urgent PC, Macroplastique, Bioplastique, PTQ Implants, all of their accessories, and wound care products in the United Kingdom and Ireland. Also distributes the I-Stop in the United Kingdom. Products are sold primarily through a direct sales organization.

Bioplasty BV	Incorporated in The Netherlands and is the distributor of Bioplastique to subdistributors, and distributes wound care products in The Netherlands. We plan to merge this subsidiary with Uroplasty BV in fiscal 2007.
RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this Annual Report on Form 10-KSB before purchasing our common stock. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the price of our common stock could decline and you could lose part or all of your investment.
We continue to incur losses and may never reach profitability
We have incurred net losses in each of the last five fiscal years. As of March 31, 2006, we had an accumulated deficit of approximately $11 million primarily as a result of costs relating to the development, including seeking regulatory approvals, and commercialization of our Macroplastique, I-Stop™ tape, Urgent® PC neuromodulation system and related products. We expect our operating expenses relating to sales and marketing activities and product development, including seeking United States regulatory approval for Macroplastique, will continue to increase during the foreseeable future. To achieve profitability, we must generate substantially more revenue than we have in prior years. Our ability to achieve significant revenue growth will depend, in large part, on our ability to obtain FDA approval to market Macroplastique, and our ability to achieve widespread market acceptance for our products, which we cannot guarantee will happen. We may never realize significant revenue from the sale of our products or be profitable.
If we fail to receive or experience a significant delay in receiving regulatory approvals for sale of our products, our ability to generate revenues will be limited and our business prospects may suffer.
We cannot sell Macroplastique in the United States until we obtain the requisite FDA approvals. If we suffer delays in obtaining or fail to receive regulatory approvals, our ability to generate revenues from the sale of these products will be limited and our future growth may be significantly hampered.
In the U.S., we have submitted a pre-market approval application with respect to Macroplastique. The pre-market approval process is very expensive, uncertain and time-consuming and could materially delay our product coming to market. This submission is under review by the FDA and we continue to expect, as we indicated in July 2005, the possible approval by the FDA in late 2007. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
We are primarily dependent on sales of one product and our business would suffer if sales of this product decline.
We are dependent on sales of our products that contain our Macroplastique bulking agent. Our Macroplastique product line accounted for 67% and 76%, respectively, of total net sales during fiscal 2006 and 2005. If our Macroplastique products were no longer available for sale in any key market because of regulatory, intellectual property or any other reason, our net sales from these products would significantly decline. A significant decline in our net sales could also negatively impact our product development activities and therefore our business prospects.
We are unable to predict how quickly or how broadly our products will be accepted by the market. If demand for our products fails to develop as we expect, our revenues will decline or we may be unable to increase our revenues and be profitable.
Although some our products received FDA approval, market acceptance is uncertain. Our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance of our products will depend on our ability to demonstrate the safety, clinical efficacy, perceived benefits and cost-effectiveness of our products compared to products or treatment options of our competitors, and to train physicians in the proper application of our products. We cannot assure you that we will be successful in educating the marketplace about the benefits of using our products. Even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. If our products do not achieve increasing market acceptance in the U.S. and internationally, our revenues will decline or we may be unable to increase our revenues and be profitable.
Our products and facilities are subject to extensive regulation with which compliance is costly and which exposes us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations.
The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain FDA approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations. Our failure to comply with applicable regulatory requirements could result in governmental agencies:
•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	enforcing operating restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.
Even if we receive regulatory approval or clearance of a product, the approval or clearance could limit the uses for which we may label and promote the product, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.
If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. In addition, we may rely on our distributors outside the United States in seeking regulatory approval to market our devices in particular countries. To the extent we do so, we are dependent on persons outside of our direct control to make regulatory submissions and secure approvals, and we do or will not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our net sales from our international operations and our results of operations may be adversely affected.
In addition, our business and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.
The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:
•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management; or

•	result in our customers or potential customers deferring or limiting their purchases or use of the affected products until resolution of the litigation.
In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.
If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively and we may not be profitable.
Our success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. In addition, patent protection in foreign countries may be different from patent protection under U.S. laws and may not be favorable to us. As a result, we may not be able to compete effectively.
We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent products or processes or otherwise gain access to our unpatented proprietary technology. We attempt to protect our trade secrets and other unpatented proprietary technology through the use of confidentiality agreements and noncompetition agreements with our current employees and with other parties to whom we have divulged trade secrets. However, these agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event competitors discovery or independently develop similar proprietary information.
Product liability claims could adversely affect our business and results of operations.
The manufacture and sale of medical devices exposes us to significant risk of product liability claims, some of which may have a negative impact on our business. Our existing products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing $2 million of worldwide product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of any of our products likely would be costly, would be uninsured and could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management’s attention from other matters and may have a negative impact on our business and our results of operations.
If we are not able to successfully scale-up production of our products, our sales and revenues will suffer.
In order to commercialize our products in the United States and international markets, we need to be able to produce, or subcontract the production, of our products in a cost-effective way on a large scale to meet demand, while maintaining high standards for quality and reliability. If we fail to successfully commercialize our products, we will not be profitable.
We may experience manufacturing and control problems as we begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a reasonable cost to enable production in sufficient quantities. If we experience any of these problems, we may not be able to have our products manufactured and delivered in a timely manner.
The I-Stop sling is designed and manufactured by CL Medical in France for our distribution in the United States and the United Kingdom. If CL Medical experiences problems with manufacturing or control, encounters regulatory or compliance problems, or incurs delays, we may not receive the I-Stop product in a timely manner. This would limit our ability to generate revenues.
The loss or interruption of materials from any of our key suppliers could slow down the manufacture of our products, which would limit our ability to generate sales and revenues.
We currently purchase several key materials used in our products from single source suppliers. Our reliance on a limited number of suppliers subjects us to several risks, including an inability to obtain an adequate supply of required materials, price increases, untimely delivery and difficulties in qualifying alternative suppliers. We cannot be sure that acceptable alternative arrangements could be made on a timely basis. Additionally, the qualification of materials and processes as a result of a supplier change could be deemed as unacceptable to regulatory authorities and cause delays and increased costs due to additional test requirements. A significant interruption in the supply of materials, for any reason, could delay the manufacture and sale of our products, which would limit our ability to generate revenues.
If we are not able to maintain sufficient quality controls, approval of our products by the European Union, the FDA or other relevant authorities could be delayed or denied and our sales and revenues will suffer.
Approval of our products could be delayed by the FDA, European Union or other related authorities if our manufacturing facilities do not comply with applicable manufacturing requirements. The FDA’s Quality System Regulations impose elaborate testing, control, document and other quality assurance procedures. Canada and the European Union also impose requirements on quality control systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Failure by us or CL Medical to comply with these requirements could prevent us from obtaining FDA approval for our products and from marketing our products in the United States. We cannot assure you that our manufacturing facilities will comply with applicable requirements on a timely basis or at all.
Even with approval to market our products in the European Union, the United States and other countries, we must continue to comply with relevant manufacturing requirements. If violations of applicable requirements are noted during periodic inspections of our manufacturing facilities, we may not be able to continue to market our products and our revenues could be materially adversely affected.
If we are not able to increase our sales force and expand our distribution channels, our sales and revenues will suffer.
To date, we have sold our products in foreign markets through a network of independent distributors and our direct sales force. Our ability to increase product sales in foreign markets will largely depend on our ability to develop and maintain relationships with our existing and additional distributors and to recruit additional sales personnel. We may not be able to attract distributors who are willing to commit the necessary resources to market and sell our products to the level of our expectations. In the United States, we have a sales organization consisting of a direct sales management group and a nationwide network of independent sales representatives and a marketing organization to market our products directly and support our distributor organizations. We anticipate continuing to expand our sales and marketing organization, as needed to support our growth. We have and will continue to incur significant continued and additional expenses to support this organization. We will need to raise additional debt or equity financing to expand our sales and marketing organizations. We have incurred and likely will incur some additional related expenses in advance of any anticipated regulatory approval, which we could not recoup if we do not receive such approval. We also may not be able to hire, train and motivate qualified sales and marketing personnel. Failure to expand our distribution and sales channels will adversely affect our sales and revenues.
If we are not able to acquire or license other products, our business and future growth prospects could suffer.
As part of our growth strategy, we intend to acquire or license additional products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select and acquire the right products. In fact, we have an option to acquire the assets of CystoMedix, Inc., the company that has licensed the Urgent® PC technology to us.
Any product candidate we license or acquire may require additional development efforts prior to sale, including clinical testing and approval by the FDA. Product candidates may fail to receive or experience a significant delay in receiving FDA approval. In addition, we cannot assure you that any approved products that we acquire or license will be manufactured economically, successfully commercialized or widely accepted in the marketplace. Other companies, including those with greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates or approved products. We may not be able to acquire or license the right to other products on terms that we find acceptable, or at all.
Even if we complete future acquisitions (including that of CystoMedix, of which there is no assurance), our business, financial condition and the results of operations could be negatively affected because:
•	we may be unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; and

•	the acquisition may disrupt our ongoing business, distract our management and divert our resources.
The loss of our key customers could result in a material loss of revenues.
During fiscal 2006, we had two customers that accounted for approximately 14% and 11% of our net sales. During fiscal 2005, the same two customers accounted for approximately 15% and 11% of our net sales. As a result, we face the risk that one or more of our key customers may decrease its or their business with us or terminate its or their relationships with us. Any decrease in business from these customers, if we are unable to replace them, could result in a material decrease in our revenue. This could adversely affect our financial condition.
Negative publicity regarding the use of silicone material in medical devices could harm our business and result in a material decrease in revenues.
Macroplastique is comprised of medical grade, heat-vulcanized polydimethylsiloxane, which results in a solid, flexible silicone elastomer. In the early 1990’s, the United States breast implant industry became the subject of significant controversies surrounding the possible effects upon the human body of the use of silicone gel in breast implants, resulting in product liability litigation and leading to the bankruptcy of several companies, including our former parent, Bioplasty, Inc. We use only medical grade solid silicone material in our tissue bulking products and not semi-liquid silicone gel, as was used in breast implants. Negative publicity regarding the use of silicone materials in our products or in other medical devices could have a significant adverse affect on the overall acceptance of our products. We cannot assure you that the use by us and others of solid silicone in medical devices implanted in the human body will not result in negative publicity.
The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.
We still derive substantially all of our net sales from operations in international markets. We expect non-United States sales to continue to represent a significant portion of our revenues until we achieve sufficient market acceptance from United

States customers of the already FDA-approved products and we obtain requisite FDA approvals for the remaining products. The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.
In addition, most of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:
•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	political and economic instability;

•	fluctuations in the value of the U.S. dollar relative to foreign currencies;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in approximately 40 countries.
We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.
Fluctuations in foreign exchange rates could negatively impact our results of operations.
Because our international sales are denominated primarily in euros, currency fluctuations in countries where we do business may render our products less price competitive than those of competing companies whose sales are denominated in weaker currencies. We report our financial results in U.S. dollars, and fluctuations in the value of either the dollar or the currencies in which we transact business can have a negative impact on our results of operations and financial condition. Consequently, we have exposure to foreign currency exchange risks. We do not hedge any of our foreign currency risk.
If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.
We are continually engaged in product development and improvement programs, and we expect new products to represent a significant component of our future business. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the urinary and fecal incontinence market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful and our business would suffer. Moreover, our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.
The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.
The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education and employ a sales force that is large enough to interact with the targeted physicians. We may not have adequate resources to market our products successfully against larger competitors which have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.
The size and resources of our competitors may allow them to compete more effectively than we can, which could adversely affect our potential profitability.
Our products compete against similar medical devices and other treatment methods, including drugs, for treating urinary and fecal voiding dysfunctions. Many of our competitors have significantly greater financial, research and development, manufacturing and marketing resources than we have. Our competitors could use these resources to develop or acquire products that are safer, more effective, less invasive, less expensive or more readily accepted than our products. Their products could make our technology and products obsolete or noncompetitive. Our competitors could also devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. If we are not able to compete effectively, then we may not be profitable.
We are dependent on the availability of third-party reimbursement for our revenues.
Our success depends on the availability of reimbursement for the cost of our products from third-party payors, such as government health authorities, private health insurance plans and managed care organizations. There is no uniform policy for reimbursement in the United States and foreign countries. We believe that the ease of obtaining, and the amount of, reimbursement for urinary incontinence treatment has a significant impact on the decisions of health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage or a reduction in reimbursement rates under any or all third-party reimbursement programs may cause a decline in purchases of our products, which would materially adversely affect the market for our products. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our revenues.

If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.
In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy, cost-effectiveness and reimburseability of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales and profits.
Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.
We are focused on the market for minimally invasive therapies used to treat voiding dysfunctions. We believe that the aging of the general population will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. Actual demand for our products could also be affected if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and profitability.
Proposals to modify the health care system in the U.S. or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, our margins and profitability could be adversely affected.
Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in government programs such as Medicare could adversely affect the pricing of our products.
Like the United States, foreign countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates. Any reduction in reimbursement rates under United States or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, our margins and our profitability will be adversely affected.
If our information systems fail or if we experience an interruption in their operation, our business and results of operations could be adversely affected.
The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:
•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.
Any such interruption could adversely affect our business and results of operations.
If we lose the services of our chief executive officer or other key personnel, we may not be able to manage our operations and meet our strategic objectives.
Our future success depends, in large part, on the continued service of our senior management. We have no key person insurance with respect to any of our senior managers, and any loss or interruption of their services could significantly reduce our ability to effectively manage our operations and implement our strategy. Also, we depend on the continued service of key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find an appropriate replacement should the need arise.
We also compete for experienced medical device sales personnel. If we are unable to hire and retain qualified sales personnel, our sales could be negatively impacted.
We will require additional financing in the future which may not be available to us when required, or may be available only on unfavorable terms.
Our future liquidity and capital requirements will depend on numerous factors, including:
•	the timing and cost associated with obtaining FDA approval of Macroplastique;

•	the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities in the U.S. market;

•	the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets;

•	the effect of competing technologies and market and regulatory developments; and

•	the cost involved in protecting our proprietary rights.
We will need to raise additional debt or equity financing to continue funding for product development and continued expansion of our sales and marketing activities, and ultimately, we will need to achieve profitability and generate positive cash flows from operations to fund our operations and grow our business. As such we plan to raise additional equity capital in fiscal 2007, but there can be no guarantee that we will be successful. We currently have no committed sources of, or other arrangements with respect to, additional financing except for the recently established credit lines for $1.3 million and a term loan of $100,000 as described in Note 9, Subsequent Events, to the financial statements. We cannot assure you that we will be able to obtain additional financing on acceptable terms or at all. Our failure to obtain financing when needed could have a material adverse effect on us. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us.
You may be unable to sell your investment.
There is only a limited trading market for our common stock, which is quoted on the AMEX. Transactions in our common stock may lack the volume, liquidity and orderliness necessary to maintain a liquid and active trading market. Accordingly, an investor should consider the potential lack of liquidity before investing in our common stock.
Further, our common stock is subject to the “penny stock” rules under The Securities and Exchange Act of 1934. The penny stock rules require brokers who sell penny stocks to persons other than established customers and institutional accredited investors to complete required documentation, make suitability inquiries and provide investors with information concerning the risks of trading in the security. The additional burdens imposed on brokers by these requirements could discourage brokers from effecting transactions in our common stock. Consequently, an investor is likely to find it more difficult to sell our common stock.
Our stock price may fluctuate and be volatile.
The market price of our common stock may be subject to significant fluctuation due to the following factors, among others:
•	variations in our quarterly financial results;

•	developments regarding FDA approval of Macroplastique;

•	market acceptance of our products;

•	the success of our efforts to acquire or license additional products;

•	announcements of new products or technologies by us or our competitors;

•	developments regarding our patents and proprietary rights or those of our competitors;

•	developments in U.S. or international reimbursement systems;

•	changes in accounting standards, policies, guidance or interpretations;

•	sales of substantial amounts of our stock by existing shareholders; and

•	general economic conditions.
The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market fluctuations may cause the price of our common stock to fall abruptly or remain significantly depressed.
Future sales of our common stock in the public market could lower our share price.
The market price of our common stock could decline due to sales by our existing shareholders of a large number of shares of our common stock or the perception that these sales could occur. These sales could also make it more difficult for us to raise capital through the sale of common stock at a time and price we deem appropriate.
We have filed a registration statement under the Securities Act covering the issuance of up to 806,218 shares of common stock that certain existing security holders may acquire upon the exercise of outstanding warrants. The registration statement has not yet been declared effective therefore these shares are currently not freely tradeable. As of May 31, 2006, we have outstanding 1,180,928 shares of registered common stock issuable upon exercise of warrants granted to the security holders in connection with our April 2005 private placement.
As of May 31, 2006, we had 949,327 shares of common stock subject to outstanding options granted under our former 1995, 1997 and 2002 Stock Option Plans. These shares are registered for public resale by the holders of those options. As of May 31, 2006 we had 38,000 shares of common stock subject to outstanding options granted under our 2006 Stock and Incentive Plan. In addition, as of May 31, 2006 we had 1,240,000 shares of common stock subject to outstanding options granted from various stock option plans. Further, if we exercise our option to acquire the assets of CystoMedix, we will need to issue our common stock to CystoMedix for the purchase price. As of May 31, 2006, 1,832,643 outstanding options are immediately exercisable.
We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our March 31, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we acquire any company in the future, we may incur substantial additional costs to bring the acquired company’s systems into compliance with Section 404.

Changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and would also negatively impact our results of operations.
The Financial Accounting Standards Board has issued Statement No. 123(R), Share-Based Payments, SFAS 123(R), which requires all companies to treat the fair value of stock options granted to employees as an expense, beginning in the first fiscal year that begins after December 15, 2005, for small business issuers. Accordingly, SFAS 123(R) is effective for us beginning in fiscal 2007. For fiscal 2006 and prior years, we generally have not recorded compensation expense in connection with stock option grants to employees. Because in the future we will expense the fair value of employee stock option grants, granting stock options is less attractive because of the additional expense recognized associated with these grants, which will negatively impact our results of operations. If we had adopted the fair value method for fiscal 2006 and 2005, our net loss for the respective fiscal years would have been $3,062,324, and $2,321,745 higher than reported and net loss per share would have increased by $0.46, and $0.50 per common share, respectively. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program.
In February 2006, our Board of Directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-the-money if the stated exercise price exceeded $2.85, the then closing price of our common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of our common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
We accelerated the vesting of these options to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value at the acceleration date under APB 25. We expect that the acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that we would have otherwise recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). We have included the charge attributed to the accelerated vesting of the options in the pro forma disclosures to our consolidated financial statements for the fiscal year ended March 31, 2006. However, certain outstanding options, with a cashless exercise provision, and certain outstanding options classified as liabilities, could result in a significant charge to compensation expense in future periods, as we will mark those options to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.
Our corporate documents and Minnesota law contain provisions that could discourage, delay or prevent a change in control of our company.
Provisions in our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our articles of incorporation authorize our board of directors to issue up to 20 million shares of stock which, without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights. With these rights, the holders of such shares could make it more difficult for a third party to acquire us. In addition, our articles of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.
We are also subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.
We do not intend to declare dividends on our stock in the foreseeable future.
We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

ITEM 2. DESCRIPTION OF PROPERTY
We currently lease on a month-to-month basis a 13,705 square-foot (reduced to 6,205 square feet in July 2006) office, warehouse, laboratory and production facility for our corporate headquarter in Minneapolis, Minnesota. Effective May 2006 we entered into an eight-year lease for an 18,259 square foot facility in Minnetonka, Minnesota for our new corporate headquarter. We expect to fully relocate to our new corporate headquarter in the third calendar quarter of 2006. We own 9,774 square feet of office and warehouse space in Geleen, The Netherlands and lease 2,330 square feet of office, warehouse, laboratory and manufacturing space through June 2007 in Eindhoven, The Netherlands. In addition, we lease 5,230 square feet of office and warehouse space through September 2011 (subject to our right to terminate the lease in September 2006) in Reading, United Kingdom. We intend to terminate this lease in September 2006 and consolidate our operations in Geleen, The Netherlands.
ITEM 3. LEGAL PROCEEDINGS
There are no material pending legal proceedings other than ordinary routine litigation incidental to our business.
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
We did not submit any matter to a vote of our security holders during the fourth quarter of our recently completed fiscal year.

PART II
ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information. As of the date hereof, there is only a limited public trading market for our Common Stock.
In October 2005, we listed our common stock on the American stock Exchange under the symbol “UPI.” Previously, our common stock was quoted on the OTC Bulletin Board under the symbol “UPST.OB.”
The following table sets forth the high and low closing prices for our common stock for our fiscal year ended March 31, 2006, as reported on the American Stock Exchange and the high and low bid prices for our common stock as reported by the OTC Bulletin Board, as applicable, for the periods indicated. The OTC quotations represent interdealer prices, without retail markup, mark down or commission, and do not necessarily represent actual transactions.

Fiscal Quarters	Low	High
First Quarter	$3.91	$4.90
Second Quarter	2.60	5.80
Third Quarter	2.60	3.80
Fourth Quarter	2.30	3.14
As of March 31, 2006, approximately 523 holders held our Common Stock of record. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners.
Securities Authorized for Issuance Under Equity Compensation Plans. The following table provides particular information regarding our equity compensation plans as of March 31, 2006.

			Number of Securities
			Remaining Available for
			Future Issuance Under
	Number of Securities to	Weighted-Average	Equity Compensation
	be Issued Upon Exercise	Exercise Price of	Plans (Excluding
	of Outstanding Options,	Outstanding Options,	Securities Reflected
	Warrants and Rights	Warrants and Rights	in the First Column)
Equity Compensation Plans Approved by Security Holders	624,993	$3.25	39,100 (2)

Equity Compensation Plans Not Approved by Security Holders (1)	1,363,334	$4.07	10,431

Total	1,988,327	$3.81	49,531

(1)	The following is a brief description of the various equity compensation plans not approved by our stockholders.

Our 1995 Stock Option Plan provides for the grant only of non-qualified stock options to our employees, directors, non-employees and consultants. At March 31, 2006, 340,000 unexercised options were outstanding, and we have not granted additional options subsequently under this plan. This plan was terminated on May 3, 2006 and no new option grants may be awarded from this plan.

We have also granted options from outside of our 1995 Stock Option Plan. In January 2005, we granted options to acquire 400,000 and 100,000 shares of our common stock at an exercise price of $5.19 per share, respectively, to Sam B. Humphries, our former President and Chief Executive Officer, pursuant to an employment agreement, and Daniel G. Holman, our former Chairman, for his service as a member of the Board, pursuant to an employment and consulting agreement. The options for both executives are fully vested and have a term of 10 years. In April 2003, we entered into a consulting agreement with Executive Advisory Group (“EAG”) for general business advisory services and assistance. Mr. Humphries is President of EAG. We granted EAG a five-year option to purchase up to 50,000 shares of our Common Stock, exercisable at $2.80 per share. In April 2003, we entered into a consulting agreement with C.C.R.I. Corporation for investor relations services and issued five-year warrants to purchase 100,000 of our shares. Half of these warrants are exercisable at $3.00 per share and the other half are exercisable at $5.00 per share. In November 2005, we granted options to acquire 100,000 shares of our common stock at an exercise price of $3.00 per share to Mahedi A. Jiwani, our Chief Financial Officer, pursuant to an employment agreement. These options are fully vested and have a term of 10 years. In May 2006, we granted options to acquire 300,000 shares of our common stock (of which 100,000 are vested as of May 31, 2006) at an exercise price of $2.50 per share to David B. Kaysen, our President and Chief Executive Officer, pursuant to an employment agreement. These options have a term of 10 years. In addition, we have outstanding an aggregate of 850,000 stock options (of which 778,665 are vested as of May 31, 2006) to our directors and executive officers for their services, generally exercisable for five years from the date of grant at exercise prices ranging between $1.10 and $10.50.

(2)	All option plans previously approved by our shareholders were terminated, and no new option grants may be awarded from those plans, upon adoption on May 3, 2006 of our 2006 Stock and Incentive Plan at a special meeting of our shareholders. As of May 31, 2006, 1,162,000 securities remain available for future issuance under our 2006 plan.

ITEM 6. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
THIS DISCUSSION OF THE FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE WITHIN THIS ANNUAL REPORT, THE MATERIAL CONTAINED IN THE “RISK FACTORS” AND “DESCRIPTION OF BUSINESS” SECTIONS OF THIS ANNUAL REPORT, AND THE CAUTIONARY DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS AT THE FRONT OF PART I OF THIS ANNUAL REPORT.
Overview
We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. We have developed, and are developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. All products we currently sell have received CE marking and are being sold outside the United States in approximately 40 countries, including Europe, Canada, Australia and Latin America. In the U.S. we have received 510(k) clearance for two of our products (I-Stop and Urgent PC). Our Macroplastique and other implantable tissue bulking products have not been cleared for marketing in the United States. We are pursuing FDA approval (PMA) for our Macroplastique product.
Our goal is to develop and commercialize a portfolio of minimally invasive products for the treatment of voiding dysfunctions. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians and distributors and enhance market acceptance of our products. The key elements of our strategy are to:
•	Pursue regulatory approval in the U.S. for our Macroplastique products.

•	Expand our U.S. marketing and sales organization, using a combination of direct and independent reps;

•	Conduct multi-center, prospective clinical trials for the Urgent PC;

•	Expand distribution of our products outside of the U.S.; and

•	Acquire or license complimentary products if appropriate opportunities arise.
We concluded a multi-center human clinical trial using Macroplastique Implants in a minimally invasive, office-based procedure for treating adult female stress urinary incontinence resulting from intrinsic sphincter deficiency, a weakening of the muscles that control the flow of urine from the bladder. In December 2004, the FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of female stress urinary incontinence. This submission is under review by the FDA and we continue to expect, as we indicated in July 2005, the possible approval by the FDA in late 2007. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
In the United States, we recently staffed our sales organization, consisting of a direct field sales management team and independent sales representatives, and a marketing organization to market our products directly to our customers. We anticipate further increasing, as needed, our sales and marketing organization in the United States to support our sales growth. Outside of the United States, we sell our products primarily through a direct sales organization in the United Kingdom and primarily through distributors in other markets.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that of our significant accounting policies, the following are particularly important to the portrayal of our results of operations and financial position. They may require the application of a higher level of judgment by Uroplasty management, and as a result are subject to an inherent degree of uncertainty.
Revenue Recognition. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements,” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe our revenue recognition policies comply with SAB 104. We market and distribute our products through a network of distributors and through direct sales to end-users in the United Kingdom and The Netherlands. We recognize revenue upon shipment of product to our distributors and direct customers. We have no customer acceptance provisions or installation obligations. Our sales terms to our distributors and customers provide no right of return outside of our standard warranty, and payment terms consistent with industry standards apply. Sales terms and pricing to our distributors are governed by the respective distribution agreements. Our distribution partners purchase the Uroplasty products to meet sales demand of their end-user customers as well as to fulfill their internal requirements associated with the sales process and, if applicable, contractual purchase requirements under the respective distribution agreements. Internal and other requirements include purchases of products for training, demonstration and evaluation purposes, clinical evaluations, product support, establishing inventories, and meeting minimum purchase commitments. As a result, the level of our net sales during any period is not necessarily indicative of our distributors’ sales to end-user customers during that period, which we estimate are not substantially different than our sales to those distributors in each of the last two years. Our distributors’ level of inventories of our products, their sales to end-user customers and their internal product requirements may impact our future revenue growth.
Accounts Receivable. We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts based on customer health, and both historical and expected credit loss experience. We write off our accounts receivable when we deem them uncollectible. We record recoveries of accounts receivable previously written off when received.
Inventories. We state inventories at the lower of cost or market using the first-in, first-out method. We provide lower of cost or market reserves for slow moving and obsolete inventories based upon current and expected future product sales and the expected impact of product transitions or modifications. While we expect our sales to grow, a reduction in sales could reduce the demand for our products and may require additional inventory reserves.
Foreign Currency Translation/Transactions. The financial statements of our foreign subsidiaries were translated in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation.” Under this Statement, we translate all assets and liabilities using period-end exchange rates, and we translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in the statement of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates, resulting in an increase in the volatility of our consolidated statements of operations. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.
Impairment of Long-Lived Assets. Long-lived assets at March 31, 2006 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If we consider such assets impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.
Stock Based Compensation and Accelerated Vesting. We accounted for our stock option grants under APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations. No stock-based compensation cost is reflected in net loss, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. We also grant options to non-employees for goods and services and in conjunction with certain agreements. These grants are accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 123 based on the grant date fair values.
In December 2004, FASB published Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25, and its related interpretive guidance.
This Statement will require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. We will be required to apply FAS 123(R) beginning in the first quarter of fiscal year 2007. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective and the modified retrospective. We have adopted the modified prospective transition method beginning April 1, 2006. The pro forma compensation costs presented previously and in our prior filings have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years.
In February 2006, our Board of Directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-

the-money if the stated exercise price exceeded $2.85, the then closing price of our common stock. We accelerated the vesting of these options to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value at the acceleration date under APB 25. We expect that the acceleration of the vesting of these options reduced our pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that we would otherwise have recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). We do not expect the remaining options, to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain outstanding options that permit cashless exercise and certain options classified as liabilities could result in a significant charge to compensation expense, as we will mark those options to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in a significant charge to compensation expense.
Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We have generated approximately $15,423,000 in U.S. net operating loss carryforwards that cannot be used to offset taxable income in foreign jurisdictions. We recognize a valuation allowance when it is more likely than not a portion of the deferred tax asset will not be realized. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets.
In addition, U..S. tax rules impose limitations on the use of net operating loss following certain changes in ownership change. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.
Set forth below is management’s discussion and analysis of the financial condition and results of operations for the fiscal years ended March 31, 2006 and 2005. See Note 7 to our Consolidated Financial Statements for business segment information.
Results of Operations
Net Sales. In fiscal 2006, net sales of all products were $6.1 million, representing an 8% decrease when compared to net sales of $6.7 million for fiscal 2005. Excluding fluctuations in foreign currency exchange rates, we had a sales decrease of approximately 5% primarily due to a $0.8 million decline in sales of our Macroplastique products offset by a $0.5 million net increase in all of our other products. We attribute this decline primarily to adverse changes in reimbursement policies of the insurers and the increase in pricing competition. We expect these reimbursement changes and the increase in price competition to adversely impact our future sales in those markets. In these markets we have launched a strategy to increase sales of our existing products, and to expand our platform of products for the treatment of voiding dysfunctions. We are conducting training workshops targeted to our sales personnel, distributors and key incontinence surgeons, and we are sponsoring scientific podium presentations and seminars at key international incontinence congresses. We are also seeking to broaden our patient base to include Urgent PC treatment for symptoms of overactive bladder (OAB), the I-Stop sling procedure for treatment of female stress urinary incontinence (SUI) and hypermobility and PTQ Implants and Urgent PC treatments for fecal incontinence. We cannot assure that these initiatives will increase sales.
Gross Profit. Gross profit was $4.3 million and $4.9 million for the fiscal years ended March 31, 2006 and 2005, respectively, or 70% and 74% of net sales. The decline in gross profit percent is attributed primarily to the decline in sales of the above-average gross margin Macroplastique product, and certain one-time costs related to updating our manufacturing quality systems. Gross profit as a percentage of net sales between periods fluctuates based on the following factors: our unit sales, our utilization of manufacturing capacity, the mix of products sold with different gross margins, the mix of customers (and different discounts to them), the mix of direct sales versus sales through distributors (with higher margins on direct sales), and currency fluctuations. Historically, our gross margin has ranged from approximately 70-80% of net sales.
General and Administrative Expenses. General and administrative (“G&A”) expenses increased from $2.3 million during fiscal 2005 to $3.0 million during fiscal 2006. The increase in expense is attributed to: $590,000 increase in salary costs, including $150,000 for severance pay and $100,000 option expense for former executives, $170,000 increase in information (“IT”) expense, $100,000 increase in legal and accounting fees, $80,000 increase in recruiting costs, $50,000 of expenses related to listing the company on the American Stock exchange, $110,000 increase in depreciation and amortization expense, general price increases and fluctuations in foreign currency exchange rates, offset by a decrease in bad debt expense of $330,000. The IT consulting expense relates to the implementation of a new computer software system, including training and post-implementation support.

Research and Development Expenses. Research and development expenses increased 47% from $2.3 million during fiscal 2005 to $3.3 million during fiscal 2006. The increase in expense is attributed to a $350,000 increase in salary costs, including $170,000 for severance pay to a former executive, and $770,000 for consulting expense for product development and regulatory approvals, offset by a $130,000 reduction in costs for clinical trials and testing.
Selling and Marketing Expenses. Selling and marketing expenses increased 69% from $2.0 million during fiscal 2005 to $3.4 million during fiscal 2006. The increase in expenses is attributed to $940,000 for expansion of our direct sales force and marketing organizations in the U.S., $190,000 for increase in costs for travel, trade-shows and conventions, $90,000 for increase in consulting expense, and general price increases and fluctuations in foreign currency exchange rates.
Other Income (Expense). Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred. Our financial results are subject to material fluctuations based on changes in currency exchange rates. Other income (expense) was $788,597 and $(11,510) for fiscal 2006 and fiscal 2005, respectively.
In July 2002, we conducted a rights offering pursuant to which our stockholders purchased certain units consisting of shares of our common stock and common stock purchase warrants exercisable for two years at $2.00 per share. However, we suspended the exercise of the warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of the warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a new registration statement covering the resale of the shares underlying these warrants. We have filed a registration statement covering such warrants on Form SB-2 with the Securities and Exchange Commission (SEC). In April 2005, we recognized a liability and equity charge of $1.4 million associated with the grant of these warrants. A net warrant benefit of $707,320 for fiscal 2006 is included in the statement or operations which represents the change in the fair value of the warrants since their issuance due to the change in value of the common stock which may be acquired by the exercise of these warrants.
We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency losses of $31,195 and $15,744 for fiscal 2006 and fiscal 2005, respectively.
Income Tax Expense. Our Dutch subsidiaries recorded income tax expense (benefit) of $(46,873) and $91,503 for fiscal 2006 and fiscal 2005, respectively. We cannot use the U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. For fiscal 2006, the Dutch income tax rate was 25.5% for €22,689 (approximately $27,500) of profit and 29.6% for amounts above €22,689 compared to 27% and 31.5% in fiscal 2005, respectively.
Liquidity and Capital Resources
Cash Flows. As of March 31, 2006, our cash and cash equivalent and short-term investments balances totaled $2.7 million.
At March 31, 2006, we had working capital of approximately $2.7 million. In fiscal 2006, we used $4.6 million of cash in operating activities, compared to $1.3 million of cash used in the same period of fiscal 2005. The usage of cash was primarily attributable to the net loss incurred of $4.5 million. Inventory increased by $280,000, due to production planning requirements, manufacturing lead times and the introduction of additional products. Accounts receivable, other current assets, accounts payable and accrued expenses fluctuated due to the timing of payments and fluctuations in foreign currency exchange rates.
Fluctuations in foreign currency exchange rates, weak economic conditions in foreign markets where we sell and distribute our products, changes in regulatory environment and changes in third-party reimbursement polices could materially affect our financial condition and results of operations. The effects of these conditions could include reduced unit sales and reduced sales in dollars when converted from foreign currency amounts and material gains and losses on transactions denominated in foreign currencies. Furthermore, because our U.S. operations are funded by sales denominated in foreign currency, strengthening of the U.S. dollar against the euro and/or the British pound could have an adverse effect on our cash flow and results of operations.

Sources of Liquidity. In April 2005, we conducted a private placement of common stock in which we sold 2,147,142 shares of our common stock at a price per share of $3.50, together with warrants to purchase 1,180,928 shares of common stock, for an aggregate purchase price of approximately $7.5 million. The stock sale proceeds are offset by costs of approximately $935,000, resulting in net proceeds of approximately $6.6 million. The warrants are exercisable for five years at an exercise price of $4.75 per share.
In connection with our April 2005 private placement, we agreed to file a registration statement with the SEC covering the resale of the shares (including those underlying the warrants) that we sold. We also agreed that, for each month after May 21, 2005, that we failed to file this registration statement, and for each month after July 20, 2005 that the SEC did not declare it effective, we would pay liquidated damages at a rate of 1% of the aggregate investment. We filed the registration statement on July 20, 2005 and the SEC declared it effective on July 29, 2005. Accordingly, in January 2006, as settlement of liquidated damages and interest in the amount of $174,054, we issued 57,381 shares of our common stock and paid cash in the amount of $23,077.
Commitments and Contingencies. We believe that our current resources, funds generated from sale of our products and remaining proceeds from the private placement completed earlier this year together with the recent credit facilities (see Note 9, Subsequent Events, to the financial statements) will be adequate to meet our cash flow needs, including regulatory activities associated with existing products, through the end of the next fiscal year. We will need to raise additional debt or equity financing to continue funding for product development and continued expansion of our sales and marketing activities, and ultimately, we will need to achieve profitability and generate positive cash flows from operations to fund our operations and grow our business. As such we plan to raise additional equity capital in fiscal 2007, but there can be no guarantee that we will be successful. In the event that such required financing is not immediately available, management is prepared to curtail planned product development activities and other expenditures to ensure adequate working capital is available through fiscal 2007.
We expect to continue to incur significant costs for regulatory activities associated with obtaining regulatory approval in the United States for Macroplastique. For fiscal 2007, we expect to incur significant research and development expenses, including those in connection with the regulatory approval activities for Macroplastique. We also expect that during fiscal 2007, we will continue to incur significant expenses as we expand our selling and marketing organization in the U.S. to market our products. In addition, we expect general and administrative expenses in fiscal 2007 to increase as we increasingly prepare to implement the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. The agreement required us to pay CystoMedix an initial payment of $225,000 and an additional payment of $250,000 in 12 monthly installments of $20,833. We capitalized the aggregate amount as licensed technology and are amortizing it over the term of the agreement. We will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.
CystoMedix has also granted us an exclusive option to acquire its assets. The purchase price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. However, the $3,485,000 amount used to compute the purchase price will increase at a rate of 10% per year after April 2007. The purchase price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. We may exercise the option between January 2006 and June 2008. If we exercise the option, we will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of our option. We will need to raise additional equity or debt funds in order to consummate the CystoMedix acquisition, should we elect to do so.
We have two exclusive distribution agreements with CL Medical allowing us to market and sell the I-Stop urethral sling: effective February 2006, a six-year agreement, with a right to renew it for successive five-year terms, for distribution in the United States and, effective May 2005, a one-year agreement with automatic renewal for up to two years, for distribution the in United Kingdom. Under the agreements, we are required to purchase a minimum of $630,000 of units in the first 12-month period following January 1, 2006, increasing to $2.6 million of units in the fifth year of the agreement, for an aggregate commitment of approximately $6.7 million of units over the five-year period, subject to periodic adjustment based on the value of the euro.
We are obligated to pay royalties of 5% of net sales of Macroplastique products in the U.S. with a minimum of $50,000 per year. The duration of this royalty agreement is through May 1, 2006. Under another royalty agreement we pay royalties, in the aggregate, of three to five percent of net sales of Macroplastique, Bioplastique, and PTQ Implants subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Under a license agreement for the Macroplastique Implantation System, we pay a royalty of 10 British pounds for each unit sold during the life of the patent.
We have a pension plan covering 16 employees in The Netherlands, reported as a defined benefit plan. We pay premiums to an insurance company to fund annuities for these employees. However, we are responsible for funding additional annuities based on continued service and future salary increases. We closed this defined benefit plan for new employees in April 2005. As of that date, the Dutch subsidiary established a defined contribution plan that now covers new employees. We also closed our UK subsidiary’s defined benefit plan to further accrual for all employees effective December 31, 2004. In March 2005, the UK subsidiary established a defined contribution plan that now covers new employees.
In January 2006, we entered into a long-term lease with Liberty Property Limited Partnership for an 18,258 square foot facility for our U.S. headquarters located at 5420 Feltl Road, Minnetonka, Minnesota. The lease effective date was May 1, 2006, has a term of 96 months, requires average annual minimum rent payments of approximately $140,000 and requires payments for operating expenses estimated to be approximately $82,000 in the first 12 months.
On May 31, 2006, we entered into a promissory note with Venture Bank with a principal amount of $100,000, interest rate of 8.25% per annum, and a maturity date of May 31, 2009. The amount is used for certain capital expenditures relating to the relocation of our facility to our Minnetonka, Minnesota location.
Repayments of our contractual obligations as of March 31, 2006, consisting of royalties, notes payable (inclusive of interest), and operating leases, including the January 20, 2006 lease noted above, are summarized below:

	Payments Due by Period
			Fiscal	Fiscal	Fiscal
			2008 and	2010 and	2012 and
	Total	Fiscal 2007	2009	2011	thereafter
Minimum royalty payments	$318,333	$124,833	$108,000	$85,500	$—
Minimum purchase agreement	6,676,416	735,283	2,016,715	3,924,418	—
Notes payable	655,665	92,087	187,212	102,468	273,898
Operating lease commitments	1,445,492	327,768	394,824	285,773	437,127

Total contractual obligations	$9,095,906	$1,279,971	$2,706,751	$4,398,159	$711,025

Recent Accounting Pronouncements
Statement of Financial Accounting Standards 154, Accounting Changes and Error Corrections
In May 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires retrospective application of a voluntary change in accounting principle with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also requires accounting for a change in method of depreciating or amortizing a long-lived nonfinancial asset as a change in estimate (prospectively) affected by a change in accounting principle. Further, the Statement requires that correction of errors in previously issued financial statements be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. We do not believe the adoption of FASB Statement 154 will have a material effect on our financial position or results of operations.
Statement of Financial Accounting Standards 151, Inventory Costs
In November 2004, the FASB, issued SFAS 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard requires us to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for us beginning in fiscal 2007. We do not expect adoption to have a material impact on our consolidated financial statements.
Statement of Financial Accounting Standards 123(R), Share-Based Payment
In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. SFAS 123(R) is effective for us beginning on April 1, 2006. Please refer to discussion in “Stock Based Compensation and Accelerated Vesting” under critical account policies.
Financial Accounting Standards Board Interpretation No. 47
In March 2005, the FASB issued FASB Interpretation No.47, or “FIN 47,” which clarifies terminology in FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective for us in fiscal 2006. Adoption of FIN 47 did not have a material impact on our consolidated financial statements.
ITEM 7. FINANCIAL STATEMENTS
The information contained under the headings “Consolidated Statements of Operations,” “Consolidated Balance Sheets,” “Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss),” “Consolidated Statements of Cash Flows,” “Notes to Consolidated Financial Statements” and “Reports of Independent Registered Public Accounting Firms” is incorporated herein by reference.
ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
ITEM 8A. CONTROLS & PROCEDURES
Disclosure Controls and Procedures. As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures as defined in Rules 13(a)-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
Internal Control Matters. We also maintain a system of internal accounting controls designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our policies and procedures are followed. There have been no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2006, or thereafter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
In connection with our review of our consolidated financial statements for the year ended March 31, 2005 and the audit of those statements by our independent registered public accounting firm, we determined that our year-end financial statement closing process did not ensure our adequate review of all significant elements of our consolidated financial statements. In our post-closing and audit processes, we and our independent registered public accounting firm discovered certain issues that resulted in adjustments to our consolidated financial statements, specifically with respect to our inventory valuation and income tax provision. We discovered these matters before our consolidated financial statements were completed, and they are properly accounted for in our financial statements. However, we have concluded that the failure to discover these items in our regular closing process is a result of a significant deficiency, resulting primarily from a lack of segregation of duties due to the size of our company and the geographic distance between our key financial personnel, that constitutes a material weakness in the design or operation of our internal controls over financial reporting.
•	A significant deficiency is defined as a control deficiency, or combination of deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s financial statements that is more than inconsequential will not be prevented or detected.

•	A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.
Although the items described above were properly accounted for before completing our consolidated financial statements for fiscal year 2005, we have concluded that the failure to discover these items in our regular closing process was a material weakness because the elements of our consolidated financial statements that were not adequately reviewed are material to our consolidated financial statements and there is more than a remote likelihood that a material misstatement of our consolidated financial statements would not be prevented or detected.
We discussed the material weakness described above with our Audit Committee. We have implemented corrective actions where required to improve the effectiveness of our internal controls, including the enhancement of our systems and procedures. Specifically, we have enhanced and formalized our period-end closing processes to ensure we adequately review all significant elements of our consolidated financial statements.
Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations, and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Therefore, no evaluation of a cost-effective system of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.
ITEM 8B. OTHER INFORMATION
None.

PART III
ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
The information contained under the heading “Management” in the Proxy Statement is incorporated herein by reference.
ITEM 10. EXECUTIVE COMPENSATION
The information contained under the heading “Executive Compensation” in the Proxy Statement is incorporated herein by reference.
ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information contained under the heading “Principal Shareholders” in the Proxy Statement is incorporated herein by reference.
ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The information contained under the heading “Certain Transactions” in the Proxy Statement is incorporated herein by reference.
ITEM 13. EXHIBITS AND REPORTS
     (a) Exhibits incorporated by reference.

Number	Description
2.1	First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.1 to Registrant’s Registration Statement on Form 10SB)

3.1	Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form 10SB)

3.2	Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)

4.1	Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)

4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)

10.1	Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)

10.2	Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)

10.3	License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)

10.4	Lease Agreement dated January 10, 1995 between Summer Business Center Partnership and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.4 to Registrant’s Registration Statement on Form 10SB)

10.5	Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration

Number	Description
Statement on Form 10SB)

10.6	Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)

10.7	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)

10.8	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)

10.9	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)

10.10	Employment Agreement between Uroplasty, Inc. and Christopher Harris dated December 7, 1999. (Incorporated by reference to Exhibit 10.11 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.11	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.12	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.13	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)

10.14	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.15	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.16	Form of Manufacturing and Distribution Agreement with CL Medical SAS (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 10-QSB for the period ended September 30, 2004)

10.17	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)

10.18	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)

10.19	Exclusive Manufacturing and Distribution Agreement, dated as of April 18, 2005, by and between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 8-K dated April 18, 2005)

10.20	Form of Securities Purchase Agreement, dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)

10.21	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)

10.22	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s Form 8-K dated April 21, 2005)

10.23	Business Loan Agreement and related Promissory Note dated March 24, 2005 with Venture Bank (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2005)

Number	Description
10.24	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)

10.25	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)

10.26	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006

10.27	Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 8-K dated March 27, 2006)

10.28	Letter Agreement pursuant to separation arrangements between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006 (Incorporated by reference to Exhibit 10.28 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006).

10.29	Letter Agreement between Uroplasty, Inc. and Daniel G. Holman dated April 26, 2006 (Incorporated by reference to Exhibit 10.29 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006).
     (b) The following exhibits are filed as part of this report:

Number	Description
10.30	Employment Agreement between Uroplasty, Inc. and David B. Kaysen dated May 17, 2006.

10.31	Business Loan Agreement and related Promissory Note dated May 31, 2006 with Venture Bank

13	Financial Statements

21.0	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

31	Certifications by the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certifications by the CEO and CFO pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information contained under the heading “Independent Registered Public Accounting Firm” in the Proxy Statement is incorporated herein by reference.

SIGNATURES
In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2006	UROPLASTY, INC.

	By	/s/ David B. Kaysen

David B. Kaysen
President and Chief Executive Officer
In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title / Capacity	Date

/s/ David B. Kaysen	President, Chief Executive Officer and Director

David B. Kaysen	(Principal Executive Officer)	June 29, 2006

/s/ Mahedi A. Jiwani	Vice President, Chief Financial Officer

Mahedi A. Jiwani	and Treasurer (Principal Financial and Accounting Officer)	June 29, 2006

/s/ Arie J. Koole

Arie J. Koole	Controller	June 29, 2006

/s/ Sam B. Humphries

Sam B. Humphries	Director	June 29, 2006

/s/ Joel R. Pitlor

Joel R. Pitlor	Director	June 29, 2006

/s/ R. Patrick Maxwell

R. Patrick Maxwell	Director	June 29, 2006

/s/ Thomas E. Jamison

Thomas E. Jamison	Director	June 29, 2006

Exhibit 10.30
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into by and between Uroplasty, Inc., a Minnesota corporation (“the Company”), and David B. Kaysen (the “Executive”) effective as of the 17th day of May, 2006.
R E C I T A L S:
     WHEREAS, Uroplasty is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions; and
     WHEREAS, the Company and the Executive desire to set forth in this Agreement the terms under which Executive will serve as President and Chief Executive Officer of the Company;
     NOW, THEREFORE, the parties hereto agree as follows:
1. Employment and Duties. The Company hereby agrees to employ the Executive, and the Executive hereby accepts the Company’s offer to serve, as President and Chief Executive Officer of the Company beginning on May 21, 2006 (the “Start Date”). As such, the Executive shall have responsibilities, duties and authority reasonably accorded to and expected of such an officer of the Company and will report directly to the Company’s Board of Directors. The Executive agrees to devote the Executive’s full business time, attention and efforts to promote and further the business of the Company. The Executive will faithfully adhere to, execute and fulfill all policies established by the Company’s Board of Directors. The Executive also agrees to serve as a director of the Company (without additional consideration other than provided by this Agreement) until the Executive’s successor is duly elected and qualified or until the Executive’s earlier resignation, removal or death.
     The Executive will not, during the Term of Executive’s employment hereunder, be engaged in any other business activity pursued for gain, profit or other pecuniary advantage if such activity interferes with the Executive’s duties and responsibilities hereunder. The foregoing limitations will not be construed to prohibit the Executive from making personal investments in such form or manner as will neither require the Executive’s services in the operation or affairs of the companies or enterprises in which such investments are made nor violate the terms of Section 4 hereof. The Executive may also continue to serve as a board member for the three other public companies on whose boards he currently serves.
2. Compensation. For all services rendered by the Executive on and after the Start Date hereof, the Company will compensate the Executive as follows:
     (a) Base Salary. Commencing on the Start Date hereof, the base salary payable to the Executive shall be $255,000 per year, payable on a regular basis in accordance with the

Company’s standard payroll procedures but not less than semi-monthly. Such base salary will be subject to annual review and adjustment by the Company’s Compensation Committee.
     (b) Incentive Bonus Plan. During the Term, the Executive is entitled to an annual cash bonus (the “Annual Bonus”), a part of which will be based on attainment of particular financial milestones (the “Financial Milestones”) and the other part of which will be based on attainment of particular business milestones (the “Business Milestones”). The Annual Bonus is computed as a percentage (not exceeding 50%) of the Executive’s base salary for the fiscal year for which achievement of the Financial and Business Milestones relate.
          (i) Financial and Business Milestones. The Executive and the Company’s Compensation Committee shall mutually agree upon the Financial and Business Milestones (and the percentages of the Executive’s base salary payable upon various levels of achievement) for each fiscal year by May 1 of each year (except as to the balance of fiscal 2007, by July 31, 2006). The Financial Milestones shall be based on line items regularly appearing on the Company’s audited financial statements.
          (ii) Special Fiscal 2007 Annual Bonus. On a one-time basis, and conditioned on the Executive’s continuous full-time employment through the balance of the Company’s fiscal year ending on March 31, 2007, the Company will pay the Executive a minimum Annual Bonus for such fiscal year equal to 25% of the Executive’s base salary paid during such fiscal year (the “Special Fiscal 2007 Annual Bonus”). The Special Fiscal 2007 Annual Bonus will be deducted from any Annual Bonus otherwise earned by the Executive for fiscal 2007.
          (iii) Payment. Each Annual Bonus amount is payable within 15 days of the completion of the audit of the financial statements for the related fiscal year.
     (c) Executive Perquisites, Benefits and Other Compensation. Commencing on the Start Date hereof, the Executive shall be entitled to receive additional benefits and compensation from the Company in such form and to such extent as specified below:
          (i) Payment of premiums for coverage for the Executive and the Executive’s dependent family members under health, hospitalization and dental insurance plans that the Company may have in effect from time to time, at the levels, and with the co-payments, as established by the Company under such plans.
          (ii) Reimbursement of up to $11,500 on an annual basis for the premiums for Executive’s personal life and disability insurance policies.
          (iii) Reimbursement for all business travel and other out-of-pocket expenses reasonably incurred by the Executive in the performance of the Executive’s services pursuant to this Agreement. All reimbursable expenses shall be appropriately documented in reasonable detail by the Executive upon submission of any request for reimbursement, and in a format and manner consistent with the Company’s expense reporting policy.
          (iv) Four weeks of paid vacation during each calendar year. If the Executive does not utilize all vacation time during a year, it is forfeited.
3. Stock Options. The Company hereby grants to the Executive options (the “Options”), to acquire 300,000 shares of the Company’s Common Stock, par value $.01 per share (the “Common Stock”), at an exercise price per share (the “Exercise Price”) equal to the closing price of the Company’s Common Stock on the American Stock Exchange as reported by bigcharts.com for the date of this Agreement. The Options are not pursuant to the Company’s 2006 Stock and Incentive Plan. The Options will not be treated as “incentive options” within the meaning of Section 422 of the Code.
     (a) Anti-Dilution Adjustments. The Options are subject to adjustment as provided in this subsection (a).
          (i) Exercise Price Adjustments. The Exercise Price shall be adjusted from time to time such that in case the Company shall hereafter:
               (A) pay any dividends on any class of stock of the Company payable in Common Stock or securities convertible into Common Stock;
               (B) subdivide its then outstanding shares of Common Stock into a greater number of shares; or
               (C) combine outstanding shares of Common Stock, by reclassification or otherwise;
then, in any such event, the Exercise Price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price (calculated to the nearest full cent) determined by dividing (A) the number of shares of Common Stock outstanding immediately prior to such event, multiplied by the then existing Exercise Price, by (B) the total number of shares of Common Stock outstanding immediately after such event (including in each case the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock), and the resulting quotient shall be the adjusted Exercise Price per share. An adjustment made pursuant to this subsection shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection, the Executive shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive) shall determine the allocation of the adjusted Exercise Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock. All calculations under this subsection shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be. In the event that at any time as a result of an adjustment made pursuant to this subsection, the Executive shall become entitled to receive any shares of the Company other than shares of Common Stock, thereafter the Exercise Price of such other shares so receivable upon exercise of any Options shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this subsection.
          (ii) Share Adjustments. Upon each adjustment of the Exercise Price pursuant to subsection (a)(i) above, the Executive shall thereafter (until another such adjustment) be entitled to purchase at the adjusted Exercise Price the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares covered by the Options (as adjusted as a result of all adjustments in the Exercise Price in effect prior to such adjustment) by the Exercise Price in effect prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.
          (iii) Reorganization Events. In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), there shall be no adjustment under subsection (a)(i) above; but the Executive shall have the right thereafter to convert the Options into the kind and amount of shares of stock and other securities and property which the Executive would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had the Options been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance and, in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Executive, to the end that the provisions set forth in this subsection shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock and other securities and property thereafter deliverable on the exercise of the Options. The provisions of this subsection shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.
          (iv) Notice of Adjustments. Upon any adjustment of the Exercise Price, then and in each such case, the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the Executive, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of the Options, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.
     (b) Vesting; Change of Control. Notwithstanding anything else, the Executive may exercise the Options only to the extent that the Executive is vested in them. Vested Options will be exercisable for ten (10) years from the date hereof. The Options will vest in installments of 1/3rd on each of the Start Date hereof and the first and second anniversaries of the date hereof; provided, however, that the Executive must continue in the employ of the Company through the applicable anniversary date in order to vest in the Options for such anniversary date. Despite the foregoing, the Options will fully vest upon a “Change of Control,” which will be deemed to occur as of the first day after the date hereof that any one or more of the following conditions is satisfied:
          (i) any person or entity, or group of persons or entities acting together, other than the Company or an employee benefit plan of the Company, acquires directly or indirectly the beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any voting security of the Company and, immediately after such acquisition, such person, entity or group is, directly or indirectly, the beneficial owner of voting securities representing a majority of the total voting power of all of the then-outstanding voting securities of the Company and has a larger percentage of voting securities of the Company than any other person, entity or group holding voting securities of the Company;
          (ii) the following individuals no longer constitute a majority of the members of the Board: (A) Daniel G. Holman, Sam B. Humphries, Joel R. Pitlor, Thomas E. Jamison, R. Patrick Maxwell and the Executive (the “Original Directors”); (B) the individuals who thereafter are elected to the Company’s Board of Directors and whose election, or nomination for election, to the Board of Directors was approved by a vote of at least a majority of the Original Directors then still in office (such directors becoming “Additional Original Directors” immediately following their election); and (C) the individuals who are elected to the Board of Directors and whose election, or nomination for election, to the Board of Directors was approved by a vote of at least a majority of the Original Directors and Additional Original Directors then still in office (such directors also becoming “Additional Original Directors” immediately following their election);
          (iii) the stockholders of the Company approve a merger, consolidation, recapitalization or reorganization of the Company, or a reverse stock split of outstanding voting securities, other than any such transaction which results in at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction being beneficially owned by at least a majority of the holders of outstanding voting securities of the Company immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction; or
          (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or a substantial portion of the Company’s assets (i.e., 50% or more of the total assets of the Company).

     However, no “Change in Control” will be deemed to have occurred with respect to Executive if Executive is part of a purchasing group which consummates the Change in Control transaction. The Executive will be deemed “part of a purchasing group” for purposes of the preceding sentence if the Executive is an equity participant in the purchasing company or group except for (i) passive ownership of less than three percent (3%) of the stock of the purchasing company or (ii) ownership of an equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the Original and Additional Original Directors.
     (c) Payment of Exercise Price and Required Withholding Taxes. The Executive may exercise the Options by cash payment (including by check or wire transfer). The Company may condition any exercise upon the Executive’s payment of the minimum required withholding taxes. As to the minimum required withholding taxes, the Executive may pay such amount in cash or by instructing the Company to cancel a number of otherwise then exercisable Options equal in value to the minimum required withholding taxes. In determining the number of Options so cancelable, each Option is deemed to have a value equal to (i) the “Market Price” (as defined below) of a share of Common Stock as of the close of business on the date of the Option exercise less (ii) the Exercise Price per share.
     The term “Market Price” with respect to shares of Common Stock of any class or series means the last reported sale price or, if none, the average of the last reported closing bid and asked prices on any national or regional securities exchange or quoted in the National Association of Securities Dealers, Inc.’s Automated Quotations System (“Nasdaq”), or if not listed on a national or regional securities exchange or quoted in Nasdaq, the closing price as reported by bigcharts.com (or if this service is discontinued, such other reporting service acceptable to the Holder), or if no quotations in such Common Stock are available, the fair market value of the shares as determined in good faith by the Board of Directors of the Company.
     (d) Subscription Representations; Transfer Restrictions. The Executive understands that the Options, and the shares of Common Stock issuable upon their exercise, are and will be “restricted securities” within the meaning of the Securities Act of 1933, as amended (the “Act”). Accordingly, even if the Executive is fully vested in the Options, the Executive may never be able to resell the underlying shares for a profit, or at all. In any event, the Executive will be able to resell or otherwise transfer the underlying shares only if the sale or other transfer is registered under the Act and applicable state securities laws or there is an available exemption from this registration. The Executive confirms that Executive can bear the loss of Executive’s entire investment in the Company.
     The Executive agrees and acknowledges that (i) none of the Options may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of decent and distribution and then only to Executive’s spouse and/or children (or a trust for their benefit) and (ii) the vested Options may be exercised during the Executive’s lifetime only by the Executive or the Executive’s legal representative.

     (e) Lock-Up Agreement. The Executive agrees that, in the event of each future public offering of the Company’s equity securities (an “Offering”), the Executive will agree to such restrictions on the resale of any shares of the Company’s Common Stock (including the shares underlying the Options) then beneficially owned by Executive as requested by the managing underwriter or underwriters of the Offering; provided, however, that such restrictions run no longer than the period of resale restriction imposed by such underwriters on the Company’s other executive officers and directors. The Executive agrees not to sell or otherwise transfer (including upon death) any of the shares underlying the Options, or any other shares beneficially owned by the Executive, unless the purchaser or recipient agrees in writing to be bound by the foregoing lock-up agreement.
     (f) Stock Certificate Restrictions. The Executive acknowledges that the Company will place a restrictive legend on any certificate representing the shares underlying the Options, and a “stop transfer order” with any transfer agent of the Company’s securities, barring the sale or other transfer of such shares without registration under the Act or an exemption therefrom, and noting the existence of the lock-up agreement above.
     (g) Registration of Shares Underlying the Options. Notwithstanding the above provisions, the Company shall use its best efforts, at its expense, to register the issuance or resale of the shares underlying the Options on Form S-8 under the Act and under applicable state securities laws, and to maintain the effectiveness of the Form S-8 registration statement during the Term of this Agreement and for two years thereafter.
4. Non-Competition and Non-Solicitation.
     (a) Basic Terms. The Executive will not, during the period of the Executive’s employment with the Company and for a period of one (1) year immediately following the termination of the Executive’s employment under this Agreement, for any reason whatsoever, directly or indirectly, for the Executive or on behalf of or in conjunction with any other person, persons, entity, company, business, partnership, corporation, limited liability company or limited liability partnership of whatever nature:
          (i) engage anywhere worldwide (the “Territory”) as an officer, director, shareholder, owner, partner, joint venturer or in a managerial capacity, whether as an employee, independent contractor, consultant or advisor or as a sales representative, in the development, manufacturing, licensing, marketing or distribution of products or services for the diagnosis or treatment of urinary or fecal voiding dysfunctions (the “Uroplasty Line of Business”) or in any other business in competition with the Company;
          (ii) initiate or enter into any agreement or other arrangement to develop, manufacture, license, market, distribute or acquire any technology, business or entity in the Uroplasty Line of Business, or participate in discussions or provide information relating to or in anticipation of such an agreement or arrangement;

          (iii) call upon or solicit any person who is at that time within the Territory an employee of the Company for the purpose or with the intent of enticing such employee away from or out of the employ of the Company;
          (iv) call upon or solicit any person or entity which is, at that time, or which has been, within one (1) year prior to that time, a customer or prospective customer (such prospective status being determined by whether the Company within the prior year solicited such person or entity’s business) of the Company within the Territory for the purpose of selling products or services in the Uroplasty Line of Business or otherwise in competition with the Company within the Territory; or
          (v) call upon or solicit any prospective acquisition candidate, on the Executive’s own behalf or on behalf of any competitor, which candidate was, to the Executive’s actual knowledge after due inquiry, either called upon by the Company or for which the Company made an acquisition analysis, for the purpose of acquiring such entity or its assets.
     Notwithstanding the above, the Executive may acquire as a passive investment not more than two percent (2%) of the capital stock of a competing business, whose stock is traded on a national securities exchange or over-the-counter.
     (b) Equitable Relief. Because of the difficulty of measuring economic losses to the Company as a result of a breach of the foregoing covenants, and because of the immediate and irreparable damage that could be caused to the Company for which it would have no other adequate remedy, the Executive agrees that the foregoing covenants may be enforced by the Company in the event of breach by the Executive by injunctions and restraining orders.
     (c) Severability and/or Reformation. The covenants in this Section 4 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction determines that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall be reformed in accordance therewith.
     (d) Independently Enforceable. All of the covenants in this Section 4 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants. It is specifically agreed that the period of one (1) year following termination of employment stated at the beginning of this Section 4, during which the agreements and covenants of the Executive made in this Section 4 shall be effective, shall be computed by excluding from such computation any time during which the Executive is in violation of any provision of this Section 4.

5. Term; Termination; Rights on Termination.
     The term of Executive’s employment under this Agreement begins on the Start Date hereof and continues through May 16, 2007, and, unless terminated sooner as herein provided, will continue thereafter on a year-to-year basis on the same terms and conditions contained herein in effect as of the time of renewal. As used herein, the word “Term” means (i) during the initial period referred to in the preceding sentence, such initial period and (ii) during any one-year renewal pursuant to the terms hereof, such one-year period. This Agreement and the Executive’s employment may be terminated in any one of the following ways:
     (a) Death. The Executive’s death will immediately terminate this Agreement. The Company will pay the Executive’s estate any of Executive’s accrued base salary and any earned, but unpaid, Annual Bonus (at the time otherwise payable under this Agreement) through the date of termination and reimbursement of expenses.
     (b) Disability. If, as a result of incapacity due to physical or mental illness or injury, as reasonably determined by the Executive’s physician, the Executive is absent from the Executive’s full-time duties hereunder for four (4) consecutive months, then thirty (30) days after receiving written notice (which notice may occur before or after the end of such four (4) month period, but which will not be effective earlier than the last day of such four (4) month period), the Company may terminate the Executive’s employment hereunder; provided that the Executive is unable to resume the Executive’s full-time duties at the conclusion of such notice period. The Company will pay the Executive any of the Executive’s accrued base salary and any earned, but unpaid, Annual Bonus (at the time otherwise payable under this Agreement) through the date of termination and reimbursement of expenses.
     (c) Good Cause. The Company may terminate this Agreement ten (10) days after delivery of written notice to the Executive for “good cause,” which is (i) the Executive’s willful, material and irreparable breach of this Agreement; (ii) the Executive’s gross negligence in the performance or intentional nonperformance (continuing for thirty (30) days after receipt of written notice of need to cure) of any of the Executive’s material duties and responsibilities under this Agreement; (iii) the Executive’s willful dishonesty, fraud or misconduct with respect to the business or affairs of the Company which materially and adversely affects the operations or reputation of the Company; or (iv) the Executive’s conviction of a felony crime which materially and adversely affects the operations or reputation of the Company. Upon any termination for good cause above, the Executive will receive no severance compensation other than base salary accrued through the date of termination and reimbursement of expenses.
     (d) Without Good Cause. At any time, either the Executive or the Company may terminate this Agreement and the Executive’s employment, effective thirty (30) days after written notice is provided to the other. If (i) the Company terminates the Executive’s employment without good cause during or at the end of any Term, (ii) this Agreement expires or otherwise terminates at the end of a Term without renewal, (iii) the Executive voluntarily terminates employment with the Company as a result of the Company’s imposition of material and adverse changes, without the Executive’s consent, in the Executive’s principal duties, (iv) the Executive voluntarily terminates employment after the Company moves its principal executive offices more than 100 miles from its current location without the Executive’s consent or (v) in connection with a Change of Control, the Company terminates the Executive’s employment without good cause during the Term, the Executive will receive from the Company any base salary accrued through the date of termination and reimbursement of expenses. In addition, in any of these circumstances, and conditioned on the Executive’s continuing compliance with the other provisions of this Agreement, including Section 4 above, the Company shall pay the Executive, as severance pay, an aggregate amount equal to 100% (160% if the termination is covered by circumstance (v)) of Executive’s base salary in effect at the time of termination. The severance payments will be subject to customary tax withholdings.
     The severance payments will be payable in equal monthly installments on the first day of each month over the first year after the date of termination; provided, however, that if the Company determines in its discretion that the Executive is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”)) as of the date of termination and that Section 409A of the Code applies with respect to a payment to Executive pursuant to this Section 5(d), the severance payments will commence on the six-month anniversary of the date of termination. The Company reserves the right to revise the timing of any payments hereunder in order to comply with Section 409A of the Code. As a condition to receiving the severance payments provided in this Section 5(d), the Company may require the Executive to execute a full release and waiver of all claims against Employer (excluding claims for amounts required under this Agreement to be paid upon severance and any then existing indemnification obligations to Executive) in a form reasonably acceptable to the Company. If the Company requires such a release, the Company will further delay the commencement of severance payments until the period of rescission for the release has lapsed.
6. Excise Tax Limitation. Notwithstanding anything contained in this Agreement to the contrary, to the extent that the payments and benefits provided under this Agreement and benefits provided to, or for the benefit of, the Executive under any other Company plan or agreement (such payments or benefits are collectively referred to as the “Payments”) would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Code, the Payments shall be reduced (but not below zero) if and to the extent necessary so that no Payment to be made or benefit to be provided to Executive shall be subject to the Excise Tax (such reduced amount is hereinafter referred to as the “Limited Payment Amount”). Unless the Executive shall have given prior written notice specifying a different order to the Company to effectuate the foregoing, the Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the Determination (as hereinafter defined). Any notice given by Executive pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing the Executive’s rights and entitlements to any benefits or compensation.

     The determination of whether the Payments shall be reduced to the Limited Payment Amount pursuant to this Agreement and the amount of such Limited Payment Amount shall be made, at the Company’s expense, by a reputable accounting firm selected by the Executive and reasonably acceptable to the Company (the “Accounting Firm”). The Accounting Firm shall provide its determination (the “Determination”), together with detailed supporting calculations and documentation, to the Company and the Executive within ten (10) days after the end of the Term hereof, if applicable, or such other time as specified by mutual agreement of the Company and the Executive. If the Accounting Firm determines that no Excise Tax is payable by the Executive with respect to the Payments, it shall furnish the Executive with an opinion reasonably acceptable to the Executive that no Excise Tax will be imposed with respect to any such Payments. The Determination shall be binding, final and conclusive upon the Company and the Executive.
7. Return of Company Property. All records, designs, tradenames and trademarks, service names and service marks, patents, business plans, financial statements, manuals, memoranda, customer and other lists and other property delivered to or compiled by the Executive by or on behalf of the Company, or its representatives, vendors or customers which pertain to the business of the Company are and will remain the property of the Company, and be subject at all times to its discretion and control. Likewise, all correspondence, reports, records, charts, advertising and marketing materials and other similar data pertaining to the business, activities or future plans of the Company which is collected by or in the possession of the Executive shall be delivered promptly to the Company without request by it upon termination of the Executive’s employment.
8. Inventions. The Executive will disclose promptly to the Company any and all significant conceptions and ideas for inventions, improvements and valuable discoveries, whether patentable or not, which are conceived or made by the Executive, solely or jointly with another, during the period of employment, and which are directly related to the business or activities of the Company and which the Executive conceives as a result of the Executive’s employment by the Company. The Executive hereby assigns and agrees to assign all of the Executive’s interests therein to the Company or its nominee. Whenever requested to do so by the Company, the Executive will execute any and all applications, assignments or other instruments that the Company shall deem necessary to apply for and obtain letters patent of the United States or any foreign country or to otherwise protect the Company’s interest therein. Nothing in this Agreement shall apply to an invention for which no equipment, supplies, facility or trade secret information of the Company was used and which was developed entirely on the Executive’s own time and (i) which does not relate (a) directly to the business of the Company or (b) to the Company’s actual or demonstrably anticipated research or development or (ii) which does not result from any work performed by the Executive for the Company.
9. Trade Secrets. The Executive will not, other than as required by court order, during or after employment with the Company, disclose the confidential terms of the Company’s relationships or agreements with its significant vendors or customers or any other significant and material trade secret of the Company to any person, firm, partnership, corporation or business for any reason or purpose whatsoever.
10. Complete Agreement. This Agreement is the final, complete and exclusive statement and expression of the agreement between the Company and the Executive and of all the terms of this Agreement, and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This document may not be later modified except by a written instrument signed by a duly authorized officer of the Company and the Executive, and no term of this Agreement may be waived except by a written instrument signed by the party waiving the benefit of such term.
11. Notice. Whenever any notice is required hereunder, it shall be given in writing addressed as follows:

To the Company:	Uroplasty, Inc. 5420 Feltl Road Minnetonka, Minnesota 55343 Attention: Daniel G. Holman, Chairman

To the Executive:	David B. Kaysen 8725 Sandro Road Bloomington, Minnesota 55438
Notice is given and effective three (3) days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received. Either party may change the address for notice by notifying the other party of such change in accordance with this Section 10.
12. Arbitration. Except as to matters of injunctive or equitable relief (over which the parties agree that the federal and state courts located in Minneapolis, Minnesota will have exclusive jurisdiction and are deemed to be of proper venue and convenience to the parties), any unresolved dispute or controversy arising under or in connection with this Agreement will be settled exclusively by arbitration, conducted before a panel of three (3) arbitrators in Minneapolis, Minnesota, in accordance with the rules of the American Arbitration Association then in effect. The arbitrators will not have the authority to add to, detract from or modify any provision hereof nor to award punitive damages to any injured party. A decision by a majority of the arbitration panel will be final and binding. Judgment may be entered on the arbitrators’ award in any court having jurisdiction. The direct expense of any arbitration proceeding will be borne by the Company.
[continued on next page]

13. Binding Effect; Governing Law. This Agreement will inure to the benefit of the successors or assigns of the Company. The Company agrees that, as a condition of any merger of the Company into or with, or the sale of all or substantially all of the Company’s assets to, another person, firm or entity, it will require the successor expressly to assume the Company’s obligations hereunder. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, exclusive of its conflicts of laws rules.
     IN WITNESS WHEREOF, the undersigned have hereunto affixed their signatures.

UROPLASTY, INC.		EXECUTIVE

By	/s/ Thomas E. Jamison	/s/ David B. Kaysen

	Thomas E. Jamison, Chairman	David B. Kaysen
Compensation Committee

EXHIBIT 10.31
PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$1,000,000.00	05-31-2006	06-02-2007	11808			10022
References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing “***” has been omitted due to text length limitations.

Borrower:	Uroplasty, Inc.	Lender:	Venture Bank
	5420 Feltl Road		5601 Green Valley Drive, Suite 120
	Minnetonka, MN 55343		Bloomington, MN 55437

Principal Amount: $1,000,000.00	Initial Rate: 9.000%	Date of Note: May 31, 2006
PROMISE TO PAY. Uroplasty, Inc. (“Borrower”) promises to pay to Venture Bank (“Lender”), or order, in lawful money of the United States of America, the principal amount of One Million & 00/100 Dollars ($1,000,000.00) or so much as may be outstanding, together with Interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.
PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on June 2, 2007. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning July 2, 2006, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any unpaid collection costs; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender’s address shown above or at such other place as Lender may designate in writing.
VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime rate of interest as published each business day in the money rates section of The Wall Street Journal (the “Index”). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower’s request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 8.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 1.000 percentage point over the index, resulting in an initial rate of 9.000% par annum. Notwithstanding the foregoing, the variable interest rate or rates provided for in this Note will be subject to the following minimum and maximum rates. NOTICE: Under no circumstances will the interest rate on this Note be less than 7.000% per annum or more than the maximum rate allowed by applicable law.
PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower’s obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked “paid in full”, “without recourse”, or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender’s rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes “payment in full” of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Venture Bank, 5601 Green Valley Drive Bloomington, MN 55437.
LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged 5.000% of the unpaid portion of the regularly scheduled payment.
INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 5.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law.
DEFAULT. Each of the following shall constitute an event of default (“Event of Default”) under this Note:
Payment Default. Borrower fails to make any payment when due under this Note.
Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.
False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower’s behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.
Insolvency. The dissolution or termination of Borrower’s existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower’s property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.
Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower’s accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.
Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor’s estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.
Change In Ownership. Any change in ownership of Fifty percent (50%) or more of the common stock of Borrower.
Adverse Change. A material adverse change occurs in Borrower’s financial condition, or Lender believes the prospect of payment or

PROMISSORY NOTE

Loan No: 11808	(Continued)	Page 2
performance of this Note is impaired.
Insecurity. Lender in good faith believes itself insecure.
Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender’s sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.
LENDER’S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.
ATTORNEYS’ FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender’s reasonable attorneys’ fees and Lender’s legal expenses, whether or not there is a lawsuit, including reasonable attorneys’ fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.
GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Minnesota without regard to its conflicts of law provisions. This Note has been accepted by Lender in the State of Minnesota.
RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower’s accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender’s option, to administratively freeze all such accounts to allow Lender to protect Lender’s charge and setoff rights provided in this paragraph.
COLLATERAL. Borrower acknowledges this Note is secured by All Business Assets per Commercial Security Agreement dated 5/31/06.
LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower’s accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower’s accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender’s internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor’s guarantee of this Note or any other loan with Lender; (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (E) Lender in good faith believes itself insecure.
LOAN AGREEMENT. A document titled, “Loan Agreement”, is attached to this Promissory Note.
PRIOR NOTE. This note amends and restates the note # 11307 dated 3/24/05, in the original amount of $500,000.00 given by Uroplasty, Inc. to Venture Bank and is not intended to discharge the indebtedness evidenced by such other note.
SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower’s heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.
GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. In addition, Lender shall have all the rights and remedies provided in the related documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable law, all of Lender’s rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower shall not affect Lender’s right to declare a default and to exercise its rights and remedies. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender’s security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.
SECTION DISCLOSURE. To the extent not preempted by federal law, this loan is made under Minnesota Statutes, Section 47.59.
PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.
BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.
BORROWER:
UROPLASTY, INC.

By:	/s/ Mahedi A. Jiwani Mahedi A. Jiwani, CFO/Treasurer of Uroplasty, Inc.

COMMERCIAL SECURITY AGREEMENT

Principal	Loan Date	Maturity	Loan No.	Call/Coll	Account	Officer	Initials
$1,000,000.00	05-25-2006	05-25-2007	11808			10022
References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing “* * *” has been omitted due to text length limitations.

Grantor:	Uroplasty, Inc.	Lender:	Venture Bank
	5420 Feltl Road		5601 Green Valley Drive, Suite 120
	Minnetonka, MN 55343		Bloomington, MN 55437
THIS COMMERCIAL SECURITY AGREEMENT dated May 25, 2006, is made and executed between Uroplasty, Inc. (“Grantor”) and Venture Bank (“Lender”).
GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.
COLLATERAL DESCRIPTION. The word “Collateral” as used in this Agreement means the following described property, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located, in which Grantor is giving to Lender a security interest for the payment of the Indebtedness and performance of all other obligations under the Note and this Agreement:
All inventory, equipment, accounts (Including but not limited to all health-care-insurance receivables), chattel paper, instruments (including but not limited to all promissory notes), letter-of-credit rights, letters of credit, documents, deposit accounts, investment property, money, other rights to payment and performance, and general intangibles (including but not limited to all software and all payment intangibles); all oil, gas and other minerals before extraction; all oil, gas, other minerals and accounts constituting as-extracted collateral; all fixtures; all timber to be cut; all attachments, accessions, accessories, fittings, increases, tools, parts, repairs, supplies, and commingled goods relating to the foregoing property, and all additions, replacements of and substitutions for all or any part of the foregoing property; all insurance refunds relating to the foregoing property; all good will relating to the foregoing property; all records and data and embedded software relating to the foregoing property, and all equipment, inventory and software to utilize, create, maintain and process any such records and data on electronic media; and all supporting obligations relating to the foregoing property; all whether now existing or hereafter arising, whether now owned or hereafter acquired or whether now or hereafter subject to any rights in the foregoing property; and all products and proceeds (including but not limited to all insurance payments) of or relating to the foregoing property.
In addition, the word “Collateral” also includes all the following, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located:
(A) All accessions, attachments, accessories, tools, parts, supplies, replacements of and additions to any of the collateral described herein, whether added now or later.
(B) All products and produce of any of the property described in this Collateral section.
(C) All accounts, general intangibles, instruments, rents, monies, payments, and all other rights, arising out of a sale, lease, consignment or other disposition of any of the property described in this Collateral section.
(D) All proceeds, (including insurance proceeds) from the sale, destruction, loss, or other disposition of any of the property described in this Collateral section, and sums due from a third party who has damaged or destroyed the Collateral or from that party’s insurer, whether due to judgment, settlement or other process.
(E) All records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor’s right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.
CROSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Grantor to Lender, or any one or more of them, as well as all claims by Lender against Grantor or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated, whether Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.
RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor’s accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, and, at Lender’s option, to administratively freeze all such accounts to allow Lender to protect Lender’s charge and setoff rights provided in this paragraph.
GRANTOR’S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents and promises to Lender that:
Perfection of Security Interest. Grantor agrees to take whatever actions are requested by Lender to perfect and continue Lender’s security interest in the Collateral. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral, and Grantor will note Lender’s interest upon any and all chattel paper and instruments if not delivered to Lender for possession by Lender. This is a continuing Security Agreement and will continue in effect even though all or any part of the Indebtedness is paid in full and even though for a period of time Grantor may not be indebted to Lender.
Notices to Lender. Grantor will promptly notify Lender in writing at Lender’s address shown above (or such other addresses as Lender may designate from time to time) prior to any (1) change in Grantor’s name; (2) change in Grantor’s assumed business name(s): (3) change in the management of the Corporation Grantor; (4) change in the authorized signer(s); (5) change in Grantor’s principal office address; (6) change in Grantor’s state of organization; (7) conversion of Grantor to a new or different type of business entity; or (8) change in any other aspect of Grantor that directly or indirectly relates to any agreements between Grantor and Lender. No change in Grantor’s name or state of organization will take effect until after Lender has received notice.
No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is

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a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.
Enforceability of Collateral. To the extent the Collateral consists of accounts, chattel paper, or general intangibles, as defined by the Uniform Commercial Code, the Collateral is enforceable in accordance with its terms, is genuine, and fully complies with all applicable laws and regulations concerning form, content and manner of preparation and execution, and all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral. At the time any account becomes subject to a security interest in favor of Lender, the account shall be a good and valid account representing an undisputed, bona fide indebtedness incurred by the account debtor, for merchandise held subject to delivery instructions or previously shipped or delivered pursuant to a contract of sale, or for services previously performed by Grantor with or for the account debtor. So long as this Agreement remains in effect, Grantor shall not, without Lender’s prior written consent, compromise, settle, adjust, or extend payment under or with regard to any such Accounts. There shall be no setoffs or counterclaims against any of the Collateral, and no agreement shall have been made under which any deductions or discounts may be claimed concerning the Collateral except those disclosed to Lender in writing.
Location of the Collateral. Except in the ordinary course of Grantor’s business, Grantor agrees to keep the Collateral (or to the extent the Collateral consists of intangible property such as accounts or general intangibles, the records concerning the Collateral) at Grantor’s address shown above or at such other locations as are acceptable to Lender. Upon Lender’s request, Grantor will deliver to Lender in form satisfactory to Lender a schedule of real properties and Collateral locations relating to Grantor’s operations, including without limitation the following: (1) all real property Grantor owns or is purchasing; (2) all real property Grantor is renting or leasing; (3) all storage facilities Grantor owns, rents, leases, or uses; and (4) all other properties where Collateral is or may be located.
Removal of the Collateral. Except in the ordinary course of Grantor’s business, including the sales of inventory, Grantor shall not remove the Collateral from its existing location without Lender’s prior written consent. To the extent that the Collateral consists of vehicles, or other titled property, Grantor shall not take or permit any action which would require application for certificates of title for the vehicles outside the State of Minnesota, without Lender’s prior written consent. Grantor shall, whenever requested, advise Lender of the exact location of the Collateral.
Transactions Involving Collateral. Except for inventory sold or accounts collected in the ordinary course of Grantor’s business, or as otherwise provided for in this Agreement, Grantor shall not sell, offer to sell, or otherwise transfer or dispose of the Collateral. While Grantor is not in default under this Agreement, Grantor may sell inventory, but only in the ordinary course of its business and only to buyers who qualify as a buyer in the ordinary course of business. A sale in the ordinary course of Grantor’s business does not include a transfer in partial or total satisfaction of a debt or any bulk sale. Grantor shall not pledge, mortgage, encumber or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Agreement, without the prior written consent of Lender. This includes security interests even if junior in right to the security interests granted under this Agreement, Unless waived by Lender, all proceeds from any disposition of the Collateral. (for whatever reason) shall be held in trust for Lender and shall not be commingled with any other funds; provided however, this requirement shall not constitute consent by Lender to any sale or other disposition. Upon receipt, Grantor shall immediately deliver any such proceeds to Lender.
Title. Grantor represents and warrants to Lender that Grantor holds good and marketable title to the Collateral, free and clear of all liens and encumbrances except for the lien of this Agreement No financing statement covering any of the Collateral is on file in any public office, other than those which reflect the security interest created by this Agreement or to which Lender has specifically consented. Grantor shall defend Lender’s rights in the Collateral against the claims and demands of all other persons.
Repairs and Maintenance. Grantor agrees to keep and maintain, and to cause others to keep and maintain, the Collateral in good order, repair and condition at all times while this Agreement remains in effect. Grantor further agrees to pay when due all claims for work done on, or services rendered or material furnished in connection with the Collateral so that no lien or encumbrance may ever attach to or be filed against the Collateral.
Inspection of Collateral. Lender and Lender’s designated representatives and agents shall have the right at all reasonable times to examine and inspect the Collateral wherever located.
Taxes, Assessments and Liens. Grantor will pay when due all taxes, assessments and liens upon the Collateral, its use or operation, upon this Agreement, upon any promissory note or notes evidencing the Indebtedness, or upon any of the other Related Documents. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender’s interest in the Collateral is not jeopardized in Lender’s sole opinion. If the Collateral is subjected to a lien which is not discharged within fifteen (15) days, Grantor shall deposit with Lender cash, a sufficient corporate surety bond or other security satisfactory to Lender in an amount adequate to provide for the discharge of the lien plus any interest, costs, reasonable attorneys’ fees or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest Grantor shall defend itself and Lender and shall satisfy any final adverse judgment before enforcement against the Collateral. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings. Grantor further agrees to furnish Lender with evidence that such taxes, assessments, and governmental and other charges have been paid in full and in a timely manner. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender’s interest in the Collateral is not jeopardized.
Compliance with Governmental Requirements. Grantor shall comply promptly with all laws, ordinances, rules and regulations of all governmental authorities, now or hereafter in effect, applicable to the ownership, production, disposition, or use of the Collateral, including all laws or regulations relating to the undue erosion of highly-erodible land or relating to the conversion of wetlands for the production of an agricultural product or commodity. Grantor may contest in good faith any such law, ordinance or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Lender’s interest in the Collateral, in Lender’s opinion, is not jeopardized.
Hazardous Substances. Grantor represents and warrants that the Collateral never has been, and never will be so long as this Agreement remains a lien on the Collateral, used in violation of any Environmental Laws or for the generation, manufacture, storage, transportation, treatment, disposal, release or threatened release of any Hazardous Substance. The representations and warranties contained herein are based on Grantor’s due diligence in investigating the Collateral for Hazardous Substances. Grantor hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Grantor becomes liable for cleanup or other costs under any Environmental Laws, and (2) agrees to indemnify and hold harmless Lender against any and all claims and losses resulting from a breach of this provision of this Agreement. This obligation to indemnify shall survive the payment of the Indebtedness and the satisfaction of this Agreement.
Maintenance of Casualty Insurance. Grantor shall procure and maintain all risks insurance, including without limitation fire, theft and liability coverage together with such other insurance as Lender may require with respect to the Collateral, in form, amounts, coverages and basis reasonably acceptable to Lender and issued by a company or companies reasonably acceptable to Lender. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least ten (10) days’ prior written notice to Lender and not including any disclaimer of the insurer’s liability for failure to give such a notice. Each insurance policy also shall include an endorsement providing that

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coverage in favor of Lender will not be impaired in any way by any act, omission or default of Grantor or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest. Grantor will provide Lender with such loss payable or other endorsements as Lender may require. If Grantor at any time fails to obtain or maintain any insurance as required under this Agreement, Lender may (but shall not be obligated to) obtain such insurance as Lender deems appropriate, including if Lender so chooses “single interest insurance,” which will cover only Lender’s interest in the Collateral.
Application of Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral if the estimated cost of repair or replacement exceeds $$1,000.00, whether or not such casualty or loss is covered by insurance. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the indebtedness, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the indebtedness.
Insurance Reserves. Lender may require Grantor to maintain with Lender reserves for payment of insurance premiums, which reserves shall be created by monthly payments from Grantor of a sum estimated by Lender to be sufficient to produce, at least fifteen (15) days before the premium due date, amounts at least equal to the insurance premiums to be paid. If fifteen (15) days before payment is due, the reserve funds are insufficient, Grantor shall upon demand pay any deficiency to Lender. The reserve funds shall be held by Lender as a general deposit and shall constitute a non-interest-bearing account which Lender may satisfy by payment of the insurance premiums required to be paid by Grantor as they become due. Lender does not hold the reserve funds in trust for Grantor, and Lender is not the agent of Grantor for payment of the insurance premiums required to be paid by Grantor. The responsibility for the payment of premiums shall remain Grantor’s sole responsibility.
Insurance Reports. Grantor, upon request of Lender, shall furnish to Lender reports on each existing policy of insurance showing such information as Lender may reasonably request including the following: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the property insured; (5) the then current value on the basis of which insurance has been obtained and the manner of determining that value; and (6) the expiration date of the policy. In addition, Grantor shall upon request by Lender (however not more often than annually) have an independent appraiser satisfactory to Lender determine, as applicable, the cash value or replacement cost of the Collateral.
Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender’s security interest. At Lender’s request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender’s security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor’s name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.
GRANTOR’S RIGHT TO POSSESSION AND TO COLLECT ACCOUNTS. Until default and except as otherwise provided below with respect to accounts, Grantor may have possession of the tangible personal property and beneficial use of all the Collateral and may use it in any lawful manner not inconsistent with this Agreement or the Related Documents, provided that Grantor’s right to possession and beneficial use shall not apply to any Collateral where possession of the Collateral by Lender is required by law to perfect Lender’s security interest in such Collateral. Until otherwise notified by Lender, Grantor may.collect any of the Collateral consisting of accounts. At any time and even though no Event of Default exists, Lender may exercise its rights to collect the accounts and to notify account debtors to make payments directly to Lender for application to the Indebtedness. If Lender at any time has possession of any Collateral, whether before or after an Event of Default, Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if Lender takes such action for that purpose as Grantor shall request or as Lender, in Lender’s sole discretion, shall deem appropriate under the circumstances, but failure to honor any request by Grantor shall not of itself be deemed to be a failure to exercise reasonable care. Lender shall not be required to take any steps necessary to preserve any rights in the Collateral against prior parties, nor to protect, preserve or maintain any security interest given to secure the Indebtedness.
LENDER’S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender’s interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor’s failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor’s behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender’s option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note’s maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.
DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:
Payment Default. Grantor fails to make any payment when due under the Indebtedness.
Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.
False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor’s behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.
Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.
Insolvency. The dissolution or termination of Grantor’s existence as a going business, the insolvency of Grantor, the appointment of a receiver for any part of Grantor’s property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

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Creditor of Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Grantor’s accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.
Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the Indebtedness or guarantor, endorser, surety, or accommodation party dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the indebtedness.
Adverse Change. A material adverse change occurs in Grantor’s financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired.
Insecurity. Lender in good faith believes itself insecure.
Cure Provisions. If any default, other than a default in payment is curable and if Grantor has not been given a notice of a breach of the same provision of this Agreement within the preceding twelve (12) months, it may be cured if Grantor, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days: or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender’s sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.
RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender shall have all the rights of a secured party under the Minnesota Uniform Commercial Code. In addition and without limitation, Lender may exercise any one or more of the following rights and remedies:
Accelerate Indebtedness. Lender may declare the entire Indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.
Assemble Collateral. Lender may require Grantor to deliver to Lender all or any portion of the Collateral and any and all certificates of title and other documents relating to the Collateral. Lender may require Grantor to assemble the Collateral and make it available to Lender at a place to be designated by Lender. Lender also shall have full power to enter upon the property of Grantor to take possession of and remove the Collateral. If the Collateral contains other goods not covered by this Agreement at the time of repossession, Grantor agrees Lender may take such other goods, provided that Lender makes reasonable efforts to return them to Grantor after repossession.
Sell the Collateral. Lender shall have full power to sell, lease, transfer, or otherwise deal with the Collateral or proceeds thereof in Lender’s own name or that of Grantor. Lender may sell the Collateral at public auction or private sale. Unless the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Grantor, and other persons as required by law, reasonable notice of the time and place of any public sale, or the time after which any private sale or any other disposition of the Collateral is to be made. However, no notice need be provided to any person who, after Event of Default occurs, enters into and authenticates an agreement waiving that person’s right to notification of sale. The Requirements of reasonable notice shall be met if such notice is given at least ten (10) days before the time of the sale or disposition. All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Collateral, shall become a part of the Indebtedness secured by this Agreement and shall be payable on demand, with interest at the Note rate from date of expenditure until repaid.
Appoint Receiver. Lender shall have the right to have a receiver appointed to take possession of all or any part of the Collateral, with the power to protect and preserve the Collateral, to operate the Collateral preceding foreclosure or sale, and to collect the Rents from the Collateral and apply the proceeds, over and above the cost of the receivership, against the Indebtedness. The receiver may serve without bond if permitted by law. Lender’s right to the appointment of a receiver shall exist, whether or not the apparent value of the Collateral exceeds the Indebtedness by a substantial amount. Employment by Lender shall not disqualify a person from serving as a receiver.
Collect Revenues, Apply Accounts. Lender, either itself or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lender may at any time in Lender’s discretion transfer any Collateral into Lender’s own name or that of Lender’s nominee and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Indebtedness or apply it to payment of the indebtedness in such order of preference as Lender may determine. Insofar as the Collateral consists of accounts, general intangibles, insurance policies, instruments, chattel paper, choses in action, or similar property, Lender may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lender may determine, whether or not Indebtedness or Collateral is then due. For these purposes, Lender may, on behalf of and in the name of Grantor, receive, open and dispose of mail addressed to Grantor; change any address to which mail and payments are to be sent; and endorse notes, checks, drafts, money orders, documents of title, instruments and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lender may notify account debtors and obligors on any Collateral to make payments directly to Lander.
Obtain Deficiency. If Lender chooses to sell any or all of the Collateral, Lender may obtain a judgment against Grantor for any deficiency remaining on the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this Agreement. Grantor shall be liable for a deficiency even if the transaction described in this subsection is a sale of accounts or chattel paper,
Other Rights and Remedies. Lender shall have all the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, as may be amended from time to time, in addition, Lender shall have and may exercise any or all other rights and remedies it may have available at law, in equity, or otherwise.
Election of Remedies. Except as may be prohibited by applicable law, all of Lender’s rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, arid an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor’s failure to perform, shall not affect Lender’s right to declare a default and exercise its remedies.
MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:
Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.
Attorneys’ Fees; Expenses. Grantor agrees to pay upon demand all of Lender’s costs and expenses, including Lender’s reasonable attorneys’ fees and Lender’s legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay

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someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender’s reasonable attorneys’ fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys’ fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.
Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.
Governing Law. This Agreement will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Minnesota without regard to its conflicts of law provisions. This Agreement has been accepted by Lender in the State of Minnesota.
No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender’s right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender’s rights or of any of Grantor’s obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.
Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party’s address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor’s current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.
Power of Attorney. Grantor hereby appoints Lender as Grantor’s irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties. Lender may at any time, and without further authorization from Grantor, file a carbon, photographic or other reproduction of any financing statement or of this Agreement for use as a financing statement. Grantor will reimburse Lender for all expenses for the perfection and the continuation of the perfection of Lender’s security interest in the Collateral.
Saverability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.
Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor’s interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor’s successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.
Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Grantor’s Indebtedness shall be paid in full.
Time is of the Essence. Time is of the essence in the performance of this Agreement.
DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:
Agreement. The word “Agreement” means this Commercial Security Agreement, as this Commercial Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Security Agreement from time to time.
Borrower. The word “Borrower” means Uroplasty, Inc. and includes all co-signers and co-makers signing the Note and all their successors and assigns.
Collateral. The word “Collateral” means all of Grantor’s right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.
Default. The word “Default” means the Default set forth in this Agreement in the section titled “Default”.
Environmental Laws. The words “Environmental Laws” mean any and all state, federal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. .99-499 (“SARA”), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto or common law, and shall also include pollutants, contaminants, polychlorinated biphenyls, asbestos, urea formaldehyde, petroleum and petroleum products, and agricultural chemicals.
Event of Default. The words “Event of Default” mean any of the events of default set forth in this Agreement in the default section of this Agreement.
Grantor. The word “Grantor” means Uroplasty, Inc..
Guaranty. The word “Guaranty” means the guaranty from guarantor, endorser, surety, or accommodation party to Lender, including without limitation a guaranty of all or part of the Note.
Hazardous Substances. The words “Hazardous Substances” mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when

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improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words “Hazardous Substances” are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term “Hazardous Substances” also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.
Indebtedness. The word “Indebtedness” means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents. Specifically, without limitation, Indebtedness includes all amounts that may be indirectly secured by the Cross-Collateralization provision of this Agreement.
Lender. The word “Lender” means Venture Bank, its successors and assigns.
Note. The word “Note” means the Note executed by Uroplasty, Inc. in the principal amount of $1,000,000.00 dated May 31, 2006, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.
Property. The word “Property” means all of Grantor’s right, title and interest in and to all the Property as described in the “Collateral Description” section of this Agreement.
Related Documents. The words “Related Documents” mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.
GRANTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL SECURITY AGREEMENT AND AGREES TO ITS TERMS. THIS AGREEMENT IS DATED MAY 31, 2006.
GRANTOR:
UROPLASTY, INC.

By:	/s/ Mahedi A. Jiwani Mahedi A. Jiwani, CFO/Treasurer of Uroplasty, Inc.
LASER PRO Lending, Ver. 5.30.10.001 Copr. Harland Financial Solutions, Inc.1997, 2006. All Rights Reserved. -MN c:\APPS\CFI\CFI\LPL\E40.FC TR-2211 PR-20

Attachment
Attachment to loan documents dated 5-31-2006 and any renewals or extensions thereof. All terms used in this attachment are as defined in the commercial security agreement dated 5-31-2006.
The foregoing loan documents reference “hazardous substances.” Lender hereby acknowledges that from time to time, in the normal course of business, the borrower may have substances on its premises which would be considered “hazardous substances.” Borrower warrants that these hazardous substances are handled, stored, transported and disposed of according to applicable environmental laws.
This acknowledgment does not change any warranties or releases provided by the borrower/grantor to the lender in the foregoing loan documents.

/s/ Christine Young	/s/ Mahedi A. Jiwani

Christine Young,	Mahedi A. Jiwani,
AVP/Commercial Loan Officer	CFO/Treasurer
Venture Bank	Uroplasty

BUSINESS LOAN AGREEMENT (ASSET BASED)

Principal	Loan Date	Maturity	Loan No.	Call / Coll	Account	Officer	Initials
$1,000,000.00	05-25-2006	05-25-2007	11808			10022
References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or item. Any item above containing “***” has been omitted due to text length limitations.

Borrower:	Uroplasty, Inc.	Lender:	Venture Bank
	5420 Feltl Road		5601 Green Valley Drive, Suite 120
	Minnetonka, MN 55343		Bloomington, MN 55437
THIS BUSINESS LOAN AGREEMENT (ASSET BASED) dated May 25, 2006, is made and executed between Uroplasty, Inc. (“Borrower”) and Venture Bank (“Lender”) on the following terms and conditions. Borrower has received prior commercial loans from Lender or has applied to Lender for a commercial loan or loans or other financial accommodations, including those which may be described on any exhibit or schedule attached to this Agreement (“Loan”). Borrower understands and agrees that: (A) in granting, renewing, or extending any Loan, Lender is relying upon Borrower’s representations, warranties, and agreements as set forth in this Agreement; (B) the granting, renewing, or extending of any Loan by Lender at all times shall be subject to Lender’s sole judgment and discretion; and (C) all such Loans shall be and remain subject to the terms and conditions of this Agreement.
TERM. This Agreement shall be effective as of May 25, 2006, and shall continue in full force and effect until such time as all of Borrower’s Loans in favor of Lender have been paid in full, including principal, interest, costs, expenses, attorneys’ fees, and other fees and charges, or until such time as the parties may agree in writing to terminate this Agreement.
LINE OF CREDIT. Lender agrees to make Advances to Borrower from time to time from the date of this Agreement to the Expiration Date, provided the aggregate amount of such Advances outstanding at any time does not exceed the Borrowing Base. Within the foregoing limits, Borrower may borrow, partially or wholly prepay, and reborrow under this Agreement as follows:
Conditions Precedent to Each Advance. Lender’s obligation to make any Advance to or for the account of Borrower under this Agreement is subject to the following conditions precedent, with all documents, instruments, opinions, reports, and other items required under this Agreement to be in form and substance satisfactory to Lender:
(1) Lender shall have received evidence that this Agreement and all Related Documents have been duly authorized, executed, and delivered by Borrower to Lender.
(2) Lender shall have received such opinions of counsel, supplemental opinions, and documents as Lender may request.
(3) The security interests in the Collateral shall have been duly authorized, created, and perfected with first lien priority and shall be in full force and effect.
(4) All guaranties required by Lender for the credit facility(ies) shall have been executed by each Guarantor, delivered to Lender, and be in full force and effect.
(5) Lender, at its option and for its sole benefit, shall have conducted an audit of Borrower’s Accounts, Inventory, books, records, and operations, and Lender shall be satisfied as to their condition.
(6) Borrower shall have paid to Lender all fees, costs, and expenses specified in this Agreement and the Related Documents as are then due and payable.
(7) There shall not exist at the time of any Advance a condition which would constitute an Event of Default under this Agreement, and Borrower shall have delivered to Lender the compliance certificate catted for in the paragraph below titled “Compliance Certificate.”
Making Loan Advances. Advances under this credit facility, as well as directions for payment from Borrower’s accounts, may be requested orally or in writing by authorized persons. Lender may, but need not, require that all oral requests be confirmed in writing. Each Advance shall be conclusively deemed to have been made at the request of and for the benefit of Borrower (1) when credited to any deposit account of Borrower maintained with Lender or (2) when advanced in accordance with the instructions of an authorized person. Lender, at its option, may set a cutoff time, after which all requests for Advances will be treated as having been requested on the next succeeding Business Day.
Mandatory Loan Repayments. If at any time the aggregate principal amount of the outstanding Advances shall exceed the applicable Borrowing Base, Borrower, immediately upon written or oral notice from Lender, shall pay to Lender an amount equal to the difference between the outstanding principal balance of the Advances and the Borrowing Base. On the Expiration Date, Borrower shall pay to Lender in full the aggregate unpaid principal amount of all Advances then outstanding and all accrued unpaid interest, together with all other applicable fees, costs and charges, if any, not yet paid.
Loan Account. Lender shall maintain on its books a record of account in which Lender shall make entries for each Advance and such other debits and credits as shall be appropriate in connection with the credit facility. Lender shall provide Borrower with periodic statements of Borrower’s account, which statements shall be considered to be correct and conclusively binding on Borrower unless Borrower notifies Lender to the contrary within thirty (30) days after Borrower’s receipt of any such statement which Borrower deems to be incorrect.
COLLATERAL. To secure payment of the Primary Credit Facility and performance of all other Loans, obligations and duties owed by Borrower to Lender, Borrower (and others, if required) shall grant to Lender Security Interests in such property and assets as Lender may require. Lender’s Security Interests in the Collateral shall be continuing liens and shall include the proceeds and products of the Collateral, including without limitation the proceeds of any insurance. With respect to the Collateral, Borrower agrees and represents and warrants to Lender:
Perfection of Security Interests. Borrower agrees to execute all documents perfecting Lender’s Security Interest and to take whatever actions are requested by Lender to perfect and continue Lender’s Security Interests in the Collateral. Upon request of Lender, Borrower will deliver to Lender any and all of the documents evidencing or constituting the Collateral, and Borrower will note Lender’s interest upon any and all chattel paper and instruments if not delivered to Lender for possession by Lender. Contemporaneous with the execution of this Agreement, Borrower will execute one or more UCC financing statements and any similar statements as may be required by applicable law, and Lender will file such financing statements and all such similar statements in the appropriate location or locations. Borrower hereby appoints Lender as its irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect or to continue any Security Interest. Lender may at any time, and without further authorization from Borrower, file a carbon, photograph, facsimile, or other reproduction of any financing statement for use as a financing statement. Borrower will reimburse Lender for all expenses for the perfection, termination, and the continuation of the perfection of Lender’s security interest in the Collateral. Borrower promptly will notify Lender before any change in Borrower’s name including any change to the assumed business names of Borrower. Borrower also promptly will notify Lender before any change in Borrower’s Social Security Number or Employer Identification Number. Borrower further agrees to notify Lender in writing prior to any change in address or location of Borrower’s principal governance office or should Borrower merge or

BUSINESS LOAN AGREEMENT (ASSET BASED)

Loan No: 11808	(Continued)	Page 2
consolidate With any other entity.
Collateral Records. Borrower does now, and at all times hereafter shall, keep correct and accurate records of the Collateral, all of which records shall be available to Lender or Lender’s representative upon demand for inspection and copying at any reasonable time. With respect to the Accounts, Borrower agrees to keep and maintain such records as Lender may require, including without limitation information concerning Eligible Accounts and Account balances and agings. Records related to Accounts (Receivables) are or will be located at. With respect to the Inventory, Borrower agrees to keep and maintain such records as Lender may require, including without limitation information concerning Eligible Inventory and records itemizing and describing the kind, type, quality, and quantity of Inventory, Borrower’s Inventory costs and selling prices, and the daily withdrawals and additions to Inventory. Records related to Inventory are or will be located at. The above is an accurate and complete list of all locations at which Borrower keeps or maintains business records concerning Borrower’s collateral.
Collateral Schedules. Concurrently with the execution and delivery of this Agreement, Borrower shall execute and deliver to Lender schedules of Accounts and Inventory and schedules of Eligible Accounts and Eligible Inventory in form and substance satisfactory to the Lender. Thereafter supplemental schedules shall be delivered according to the following schedule:
Representations and Warranties Concerning Accounts. With respect to the Accounts, Borrower represents and warrants to Lender: (1) Each Account represented by Borrower to be an Eligible Account for purposes of this Agreement conforms to the requirements of the definition of an Eligible Account; (2) All Account information listed on schedules delivered to Lender will be true and correct, subject to immaterial variance; and (3) Lender, its assigns, or agents shall have the right at any time and at Borrower’s expense to inspect, examine, and audit Borrower’s records and to confirm with Account Debtors the accuracy of such Accounts.
Representations and Warranties Concerning Inventory. With respect to the Inventory, Borrower represents and warrants to Lender: (1) All Inventory represented by Borrower to be Eligible Inventory for purposes of this Agreement conforms to the requirements of the definition of Eligible Inventory; (2) All Inventory values listed on schedules delivered to Lender will be true and correct, subject to immaterial variance; (3) The value of the Inventory will be determined on a consistent accounting basis; (4) Except as agreed to the contrary by Lender in writing, all Eligible Inventory is now and at all times hereafter will be in Borrower’s physical possession and shall not be held by others on consignment, sale on approval, or sale or return; (5) Except as reflected in the Inventory schedules delivered to Lender, all Eligible Inventory is now and at all times hereafter will be of good and merchantable quality, free from defects; (6) Eligible Inventory is not now and will not at any time hereafter be stored with a bailee, warehouseman, or similar party without Lender’s prior written consent, and, in such event. Borrower will concurrently at the time of bailment cause any such bailee, warehouseman, or similar party to issue and deliver to Lender, in form acceptable to Lender, warehouse receipts in Lender name evidencing the storage of Inventory; and (7) Lender, its assigns, or agents shall have the right at any time and at Borrower’s expense to inspect and examine the Inventory and to check and test the same as to quality, quantity, Value, and condition.
CONDITIONS PRECEDENT TO EACH ADVANCE. Lender’s obligation to make the initial Advance and each subsequent Advance under this Agreement shall be-subject to the fulfillment to Lender’s satisfaction of all of the conditions set forth in this Agreement and in the Related Documents.
Loan Documents. Borrower shall provide to Lender the following documents for the Loan: (1) the Note; (2) Security Agreements granting to Lender security interests in the Collateral; (3) financing statements and all other documents perfecting Lender’s Security interests; (4) evidence of insurance as required below; (5) together with all such Related Documents as Lender may require for the Loan; all in form and substance satisfactory to Lender and Lender’s counsel.
Borrower’s Authorization. Borrower shall have provided in form and substance satisfactory to Lender properly certified resolutions, duly authorizing the execution and delivery of this Agreement, the Note and the Related Documents. In addition, Borrower shall have provided such other resolutions, authorizations, documents and instruments as Lender or its counsel, may require.
Fees and Expenses Under This Agreement. Borrower shall have paid to Lender all fees, costs, and expenses specified in this Agreement and the Related Documents as are then due and payable.
Representations and Warranties. The representations and warranties set forth in this Agreement, in the Related Documents, and in any document or certificate delivered to Lender under this Agreement are true and correct.
No Event of Default. There shall not exist at the time of any Advance a condition which would constitute an Event of Default under this Agreement or under any Related Document.
REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants to Lender, as of the date of this Agreement, as of the date of each disbursement of loan proceeds, as of the date of any renewal, extension or modification of any Loan, and at all times any Indebtedness exists:
Organization. Borrower is a corporation for profit which is, and at all times shall be, duly organized, validity existing, and in good standing under and by virtue of the laws of the State of Minnesota. Borrower is duly authorized to transact business in all other states in which Borrower is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which Borrower is doing business. Specifically, Borrower is, and at all times shall be, duly qualified as a foreign corporation in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. Borrower has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. Borrower maintains an office at 5420 Felti Road, Minnetonka, MN 55343. Unless Borrower has designated otherwise in writing, the principal office is the office at which Borrower keeps its books and records its including its records concerning the Collateral. Borrower will notify Lender prior to any change in the location of Borrower’s state of organization or any change in Borrower’s name. Borrower shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to Borrower and Borrower’s business activities.
Assumed Business Names. Borrower has filed or recorded all documents or filings required by law relating to all assumed business names used by Borrower. Excluding the name of Borrower, the following is a complete list of all assumed business names under which Borrower does business: None.
Authorization. Borrower’s execution, delivery, and performance of this Agreement and all the Related Documents have been duly authorized by all necessary action by Borrower and do not conflict with, result in a violation of, or constitute a default under (1) any provision of (a) Borrower’s articles of incorporation or organization, or bylaws, or (b) any agreement or other instrument binding upon Borrower or (2) any law, governmental regulation, court decree, or order applicable to Borrower or to Borrower’s properties.
Financial Information. Each of Borrower’s financial statements supplied to Lender truly and completely disclosed Borrower’s financial condition as of the date of the statement, and there has been no material adverse change in Borrower’s financial condition subsequent to the date of the most recent financial statement supplied to Lender. Borrower has no material contingent obligations except as disclosed in such financial statements.

BUSINESS LOAN AGREEMENT (ASSET BASED)

Loan No: 11808	(Continued)	Page 3
Legal Effect. This Agreement constitutes, and any instrument or agreement Borrower is required to give under this Agreement when delivered will constitute legal, valid, and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms.
Properties. Except as contemplated by this Agreement or as previously disclosed in Borrower’s financial statements or in writing to Lender and as accepted by Lender, and except for property tax liens for taxes not presently due and payable, Borrower owns and has good title to all of Borrower’s properties free and clear of all Security Interests, and has not executed any security documents or financing statements relating to such properties. Ail of Borrower’s properties are titled in Borrower’s legal name, and Borrower has not used or filed a financing statement under any other name for at least the last five (5) years.
Hazardous Substances. Except as disclosed to and acknowledged by Lender in writing. Borrower represents and warrants that: (1) During the period of Borrower’s ownership of the Collateral, there has been no use, generation, manufacture, storage, treatment, disposal, release or threatened release of any Hazardous Substance by any person on, under, about or from any of the Collateral. (2) Borrower has no knowledge of, or reason to believe that there has been (a) any breach or violation of any Environmental Laws; (b) any use, generation, manufacture, storage, treatment, disposal, release or threatened release of any Hazardous Substance on, under, about or from the Collateral by any prior owners or occupants of any of the Collateral; or (c) any actual or threatened litigation or claims of any kind by any person relating to such matters. (3) Neither Borrower nor any tenant, contractor, agent or other authorized user of any of the Collateral shall use, generate, manufacture, store, treat, dispose of or release any Hazardous Substance on, under, about or from any of the Collateral; and any such activity shall be conducted in compliance with all applicable federal, state, and local laws, regulations, and ordinances, including without limitation all Environmental Laws. Borrower authorizes Lender and its agents to enter upon the Collateral to make such inspections and tests as Lender may deem appropriate to determine compliance of the Collateral with this section of the Agreement. Any inspections or tests made by Lender shall be at Borrower’s expense and for Lender’s purposes only and shall not be construed to create any responsibility or liability on the part of Lender to Borrower or to any other person. The representations and warranties contained herein are based on Borrower’s due diligence in investigating the Collateral for hazardous waste and Hazardous Substances. Borrower hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Borrower becomes liable for cleanup or other costs under any such laws, and (2) agrees to indemnify and hold harmless Lender against any and all claims, losses, liabilities, damages, penalties, and expenses, including attorneys’ fees, consultants’ fees, and costs which Lender may directly or indirectly sustain or suffer resulting from a breach of this section of the Agreement or as a consequence of any use, generation, manufacture, storage, disposal, release or threatened release of a hazardous waste or substance on the Collateral. The provisions of this section of the Agreement, including the obligation to indemnify, shall survive the payment of the Indebtedness and the termination, expiration or satisfaction of this Agreement and shall not be affected by Lender’s acquisition of any interest in any of the Collateral, whether by foreclosure or otherwise.
Litigation and Claims. No litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Borrower is pending or threatened, and no other event has occurred which may materially adversely affect Borrower’s financial condition or properties, other than litigation, claims, or other events, if any, that have been disclosed to and acknowledged by Lender in writing.
Taxes. To the best of Borrower’s knowledge, all of Borrower’s tax returns and reports that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those presently being or to be contested by Borrower in good faith in the ordinary course of business and for which adequate reserves have been provided.
Lien Priority. Unless otherwise previously disclosed to Lender in writing, Borrower has not entered into or granted any Security Agreements, or permitted the fling or attachment of any Security Interests on or affecting any of the Collateral directly or indirectly securing repayment of Borrower’s Loan and Note, that would be prior or that may in any way be superior to tender’s Security Interests and rights in and to such Collateral.
Binding Effect. This Agreement, the Note, all Security Agreements (if any), and all Related Documents are binding upon the signers thereof, as well as upon their successors, representatives and assigns, and are legally enforceable in accordance with their respective terms.
AFFIRMATIVE COVENANTS. Borrower covenants and agrees with Lender that, so long as this Agreement remains in effect, Borrower will:
Notices of Claims and Litigation. Promptly inform Lender in writing of (1) all material adverse changes in Borrower’s financial condition, and (2) all existing and all threatened litigation, claims, investigations, administrative proceedings or similar actions affecting Borrower or any Guarantor which could materially affect the financial condition of Borrower or the financial condition of any Guarantor.
Financial Records. Maintain its books and records in accordance with GAAP, applied on a consistent basis, and permit Lender to examine and audit Borrower’s books and records at all reasonable times.
Financial Statements. Furnish Lender with the following:
Additional Requirements.
1. As soon as available, but in no event later than thirty (30) days after the end of each quarter the Borrower’s Accounts Receivable Aging.
2. As soon as available, but in no event later than one-hundred-thirty five (135)days after the end of each fiscal year, Borrower’s 10-K for the year ended.
3. As soon as available, but in no event later than sixty (60)days after end of each quarter, Borrower’s 10-Q for the period ended, prepared by Borrower.
All financial reports required to be provided under this Agreement shall be prepared in accordance with GAAP, applied on a consistent basis, and certified by Borrower as being true and correct.
Additional Information. Furnish such additional information and statements, as Lender may request from time to time.
Financial Covenants and Ratios. Comply with the following covenants and ratios:
Other Requirements.
1. Inventory cap of $500,000.00 on Advances
2. Line advances up to $250,000.00, minimum equity of $500,000.00
3. Line advances greater than $250,000.00, minimum equity $1,000,000.00
4. Primary deposit relationship to be held at Venture Bank.
Except as provided above, all computations made to determine compliance with the requirements contained in this paragraph shall be

BUSINESS LOAN AGREEMENT (ASSET BASED)

Loan No: 11808	(Continued)	Page 4
made in accordance with generally accepted accounting principles, applied on a consistent basis, and certified by Borrower as being true and correct.
Insurance. Maintain fire and other risk insurance, public liability insurance, and such other insurance as Lender may require with respect to Borrower’s properties and operations, in form, amounts, coverages and with insurance companies acceptable to Lender. Borrower, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least ten (10) days prior written notice to Lender. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Borrower or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest for the Loans, Borrower will provide Lender with such lender’s loss payable or other endorsements as Lender may require.
Insurance Reports. Furnish to Lender, upon request of Lender, reports on each existing insurance policy showing such information as Lender may reasonably request, including without limitation the following: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the properties insured; (5) the then current property values on the basis of which insurance has been obtained, and the manner of determining those values; and (6) the expiration date of the policy. In addition, upon request of Lender (however not more often than annually), Borrower will have an independent appraiser satisfactory to Lender determine, as applicable, the actual cash value or replacement cost of any Collateral. The cost of such appraisal shall be paid by Borrower.
Other Agreements. Comply with all terms and conditions of all other agreements, whether now or hereafter existing, between Borrower and any other party and notify Lender immediately in writing of any default in connection with any other such agreements.
Loan Proceeds. Use all Loan proceeds solely for Borrower’s business operations, unless specifically consented to the contrary by Lender in writing.
Taxes, Charges and Liens. Pay and discharge when due all of its indebtedness and obligations, including without limitation all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower’s properties, income, or profits.
Performance. Perform and comply, in a timely manner, with all terms, conditions, and provisions set forth in this Agreement, in the Related Documents, and in all other instruments and agreements between Borrower and Lender. Borrower shall notify Lender immediately in writing of any default in connection with any agreement.
Operations. Maintain executive and management personnel with substantially the same qualifications and experience as the present executive and management personnel; provide written notice to Lender of any change in executive and management personnel; conduct its business affairs in a reasonable and prudent manner.
Environmental Studies. Promptly conduct and complete, at Borrower’s expense, all such investigations, studies, samplings and testings as may- be requested by Lender or any governmental authority relative to any substance, or any waste or by-product of any substance, defined as toxic or a hazardous substance under applicable federal, state, or local law, rule, regulation, order or directive, at or affecting any property or any facility owned, leased or used by Borrower.
Compliance with Governmental Requirements. Comply with all laws, ordinances, and regulations, now or hereafter in effect, of all governmental authorities applicable to the conduct of Borrower’s properties, businesses and operations, and to the use or occupancy of the Collateral, including without limitation, the Americans With Disabilities Act. Borrower may contest in good faith any such law, ordinance, or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Borrower has notified Lender in writing prior to doing so and so long as, in Lender’s sole opinion, Lender’s interests in the Collateral are not jeopardized. Lender may require Borrower to post adequate security or a surety bond, reasonably satisfactory to Lender, to protect Lender’s interest.
Inspection. Permit employees or agents of Lender at any reasonable time to inspect any and all Collateral for the Loan or Loans and Borrower’s other properties and to examine or audit Borrower’s books, accounts, and records and to make copies and memoranda of Borrower’s books, accounts, and records. If Borrower now or at any time hereafter maintains any records (including without limitation computer generated records and computer software programs for the generation of such records) in the possession of a third party, Borrower, upon request of Lender, shall notify such party to permit Lender free access to such records at all reasonable times and to provide Lender with copies of any records it may request, all at Borrower’s expense.
Compliance Certificates. Unless waived in writing by Lender, provide Lender at least annually, with a certificate executed by Borrower’s chief financial officer, or other officer or person acceptable to Lender, certifying that the representations and warranties set forth in this Agreement are true and correct as of the date of the certificate and further certifying that, as of the date of the certificate, no Event of Default exists under this Agreement.
Environmental Compliance and Reports. Borrower shall comply in all respects with any and all Environmental Laws; not cause or permit to exist, as a result of an intentional or unintentional action or omission on Borrower’s part or on the part of any third party, on property owned and/or occupied by Borrower, any environmental activity where damage may result to the environment, unless such environmental activity is pursuant to and in compliance with the conditions of a permit issued by the appropriate federal, state or local governmental authorities; shall furnish to Lender promptly and in any event within thirty (30) days after receipt thereof a copy of any notice, summons, lien, citation, directive, letter or other communication from any governmental agency or instrumentality concerning any intentional or unintentional action or omission on Borrower’s part in connection with any environmental activity whether or not there is damage to the environment and/or other natural resources.
Additional Assurances. Make, execute and deliver to Lender such promissory notes, mortgages, deeds of trust, security agreements, assignments, financing statements, instruments, documents and other agreements as Lender or its attorneys may reasonably request to evidence and secure the Loans and to perfect all Security Interests.
LENDER’S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender’s interest in the Collateral or if Borrower fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Borrower’s failure to discharge or pay when due any amounts Borrower is required to discharge or pay under this Agreement or any Related Documents, Lender on Borrower’s behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on any Collateral and paying all costs for insuring, maintaining and preserving any Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Borrower. All such expenses will become a part of the Indebtedness and, at Lender’s option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note’s maturity.
NEGATIVE COVENANTS. Borrower covenants and agrees with Lender that while this Agreement is in effect, Borrower shall not, without the

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Loan No: 11808	(Continued)	Page 5
prior written consent of Lender:
Indebtedness and Liens. (1) Except for trade debt incurred in the normal course of business and indebtedness to Lender contemplated by this Agreement, create, incur or assume indebtedness for borrowed money, including capital leases, (2) sell, transfer, mortgage, assign, pledge, tease, grant a security interest in, or encumber any of Borrower’s assets (except as allowed as Permitted Liens), or (3) sell with recourse any of Borrower’s accounts, except to Lender.
Continuity of Operations. (1) Engage in any business activities substantially different than those in which Borrower is presently engaged, (2) cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change its name, dissolve or transfer or sell Collateral out of the ordinary course of business, or (3) pay any dividends on Borrower’s stock (other than dividends payable in its stock), provided, however that notwithstanding the foregoing, but only so long as no Event of Default has occurred and is continuing or would result from the payment of dividends, if Borrower is a “Subchapter S Corporation” (as defined in the internal Revenue Code of 1986, as amended), Borrower may pay cash dividends on its stock to its shareholders from time to time in amounts necessary to enable the shareholders to pay income taxes and make estimated income tax payments to satisfy their liabilities under federal and state law which arise solely from their status as Shareholders of a Subchapter S Corporation because of their ownership of shares of Borrower’s stock, or purchase or retire any of Borrower’s outstanding shares or alter or amend Borrower’s capital structure.
Loans, Acquisitions and Guaranties. (1) Loan, invest in or advance money or assets to any other person, enterprise or entity, (2) purchase, create or acquire any interest in any other enterprise or entity, or (3) incur any obligation as surety or guarantor other than in the ordinary course of business.
Agreements. Borrower will not enter into any agreement containing any provisions which would be violated or breached by the performance of Borrower’s obligations under this Agreement or in connection herewith.
CESSATION OF ADVANCES. If Lender has made any commitment to make any Loan to Borrower, whether under this Agreement or under any other agreement, Lender shall have no obligation to make Loan Advances or to disburse Loan proceeds if: (A) Borrower or any Guarantor is in default under the terms of this Agreement or any of the Related Documents or any other agreement that Borrower or any Guarantor has with Lender; (B) Borrower or any Guarantor dies, becomes incompetent or becomes insolvent, files a petition in bankruptcy or similar proceedings, or is adjudged a bankrupt; (C) there occurs a material adverse change in Borrower’s financial condition, in the financial condition of any Guarantor, or in the value of any Collateral securing any Loan; or (D) any Guarantor seeks, claims or otherwise attempts to limit, modify or revoke such Guarantor’s guaranty of the Loan or any other loan with Lender; or (E) Lender in good faith deems itself insecure, even though no Event of Default shall have occurred.
RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower’s accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, and, at Lender’s option, to administratively freeze all such accounts to allow Lender to protect Lender’s charge and setoff rights provided in this paragraph.
DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:
Payment Default. Borrower fails to make any payment when due under the Loan.
Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.
False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower’s behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.
Insolvency. The dissolution or termination of Borrower’s existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower’s property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.
Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.
Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the Loan. This includes a garnishment of any of Borrower’s accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.
Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any Guaranty of the indebtedness. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor’s estate to assumes unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.
Change in Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.
Adverse Change. A material adverse change occurs in Borrower’s financial condition, or Lender believes the prospect of payment or performance of the Loan is impaired.
Insecurity. Lender in good faith believes itself insecure.
Right to Cure. If any default, other than a default on Indebtedness, is curable and if Borrower or Grantor, as the case may be, has not been given a notice of a similar default within the preceding twelve (12) months, it may be cured if Borrower or Grantor, as the case may be, after receiving written notice from Lender demanding cure of such default: (1) cure the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiate steps which Lender deems in Lender’s sole discretion to be sufficient to cure the default and thereafter continue and complete all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.
EFFECT OF AN EVENT OF DEFAULT. If any Event of Default shall occur, except where otherwise provided in this Agreement or the Related Documents, all commitments and obligations of Lender under this Agreement or the Related Documents or any other agreement immediately will

BUSINESS LOAN AGREEMENT (ASSET BASED)

Loan No: 11808	(Continued)	Page 6
terminate (including any obligation to make further Loan Advances or disbursements), and, at Lender’s option, all indebtedness immediately will become due and payable, all without notice of any kind to Borrower, except that in the case of an Event of Default of the type described in the “Insolvency” subsection above, such acceleration shall be automatic and not optional. In addition, Lender shall have all the rights and remedies provided in the Related Documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable law, all of Lender’s rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower or of any Grantor shall not affect Lender’s right to declare a default and to exercise its rights and remedies.
MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:
Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.
Attorneys’ Fees; Expenses. Borrower agrees to pay upon demand all of Lender’s costs and expenses, including Lender’s reasonable attorneys’ fees and Lender’s legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Borrower shall pay the costs and expenses of such enforcement. Costs and expenses include Lender’s reasonable attorneys’ fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys’ fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Borrower also shall pay all court costs and such additional fees as may be directed by the court.
Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.
Consent to Loan Participation. Borrower agrees and consents to Lender’s sale or transfer, whether now or later, of one or more participation interests in the Loan to one or more purchasers, whether related or unrelated to Lender. Lender may provide, without any limitation whatsoever, to any one or more purchasers, or potential purchasers, any information or knowledge Lender may have about Borrower or about any other matter relating to the Loan, and Borrower hereby waives any rights to privacy Borrower may have with respect to such matters. Borrower additionally waives any and all notices of sale of participation interests, as well as all notices of any repurchase of such participation interests. Borrower also agrees that the purchasers of any such participation interests will be considered as the absolute owners of such interests in the Loan and will have all the rights granted under the participation agreement or agreements governing the sale of such participation interests. Borrower further waives all rights of offset or counterclaim that it may have now or later against Lender or against any purchaser of such a participation interest and unconditionally agrees that either Lender or such purchaser may enforce Borrower’s obligation under the Loan irrespective of the failure or insolvency of any holder of any interest in the Loan. Borrower further agrees that the purchaser of any such participation interests may enforce its interests irrespective of any personal claims or defenses that Borrower may have against Lender.
Governing Law. This Agreement will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Minnesota without regard to its conflicts of law provisions. This Agreement has been accepted by Lender in the State of Minnesota.
No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender’s right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Borrower, or between Lander and any Grantor, shall constitute a waiver of any of Lender’s rights or of any of Borrower’s or any Grantor’s obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.
Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party’s address. For notice purposes, Borrower agrees to keep Lender informed at all times of Borrower’s current address. Unless otherwise provided or required by law, if there is more than one Borrower, any notice given by Lender to any Borrower is deemed to be notice given to all Borrowers.
Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.
Subsidiaries and Affiliates of Borrower. To the extent the context of any provisions of this Agreement makes it appropriate, including without limitation any representation, warranty or covenant, the word “Borrower” as used in this Agreement shall include all of Borrower’s subsidiaries and affiliates. Notwithstanding the foregoing however, under no circumstances shall this Agreement be construed to require Lender to make any Loan or other financial accommodation to any of Borrower’s subsidiaries or affiliates.
Successors and Assigns. All covenants and agreements by or on behalf of Borrower contained in this Agreement or any Related Documents shall bind Borrower’s successors and assigns and shall inure to the benefit of Lender and its successors and assigns. Borrower shall not, however, have the right to assign Borrower’s rights under this Agreement or any interest therein, without the prior written consent of Lender.
Survival of Representations and Warranties. Borrower understands and agrees that in extending Loan Advances, Lender is relying on all representations, warranties, and covenants made by Borrower in this Agreement or in any certificate or other instrument delivered by Borrower to Lender under this Agreement or the Related Documents. Borrower further agrees that regardless of any investigation made by Lender, all such representations, warranties and covenants will survive the extension of Loan Advances and delivery to Lender of the Related Documents, shall be continuing in nature, shall be deemed made and redated by Borrower at the time each Loan Advance is made, and shall remain in full force and effect until such time as Borrower’s Indebtedness shall be paid in full, or until this Agreement shall be terminated in the manner provided above, whichever is the last to occur.
Time is of the Essence. Time is of the essence in the performance of this Agreement.

BUSINESS LOAN AGREEMENT (ASSET BASED)

Loan No: 11808	(Continued)	Page 7
DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code. Accounting words and terms not otherwise defined in this Agreement shall have the meanings assigned to them in accordance with generally accepted accounting principles as in effect on the date of this Agreement:
Account. The word “Account” means a trade account, account receivable, other receivable, or other right to payment for goods sold or services rendered owing to Borrower (or to a third party grantor acceptable to Lander).
Advance. The word “Advance” means a disbursement of Loan funds mads, or to be made, to Borrower or on Borrower’s behalf under the terms and conditions of this Agreement.
Agreement. The word “Agreement” means this Business Loan Agreement (Asset Based), as this Business Loan Agreement (Asset Based) may be amended or modified from time to time, together with all exhibits and schedules attached to this Business Loan Agreement (Asset Based) from time to time.
Borrower. The word “Borrower” means Uroplasty, Inc. and includes all co-signers and co-makers signing the Note and all their successors and assigns.
Borrowing Base. The words “Borrowing Base” mean, as determined by Lender from time to time, the lesser of (1) $1,000,000.00 or (2) the sum of (a) 80.000% of the aggregate amount of Eligible Accounts, plus (b) 50.000% of the aggregate amount of Eligible Inventory.
Business Day. The words “Business Day” mean a day on which commercial banks are open in the State of Minnesota.
Collateral. The word “Collateral” means all property and assets granted as collateral security for a Loan, whether real or personal property, whether granted directly or indirectly, whether granted now or in the future, and whether granted in the form of a security interest, mortgage, collateral mortgage, deed of trust, assignment, pledge, crop pledge, chattel mortgage, collateral chattel mortgage, chattel trust, factor’s lien, equipment trust, conditional sale, trust receipt, lien, charge, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever, whether created by law, contract, or otherwise. The word Collateral also includes without limitation all collateral described in the Collateral section of this Agreement.
Eligible Accounts. The words “Eligible Accounts” mean at any time, all of Borrower’s Accounts which contain selling terms and conditions acceptable to Lender. The net amount of any Eligible Account against which Borrower may borrow shall exclude all returns, discounts, credits, and offsets of any nature. Unless otherwise agreed to by Lender in writing, Eligible Accounts do not include:
(1) Accounts with respect to which the Account Debtor is employee or agent of Borrower.
(2) Accounts with respect to which the Account Debtor is a subsidiary of, or affiliated with Borrower or its shareholders, officers, or directors.
(3) Accounts with respect to which goods are placed on consignment, guaranteed sale, or other terms by reason of which the payment by the Account Debtor may be conditional.
(4) Accounts with respect to which Borrower is or may become liable to the Account Debtor for goods sold or services rendered by the Account Debtor to Borrower.
(5) Accounts which are subject to dispute, counterclaim, or setoff.
(6) Accounts with respect to which the goods have not been shipped or delivered, or the services have not been rendered, to the Account Debtor.
(7) Accounts with respect to which Lender, in its sole discretion, deems the creditworthiness or financial condition of the Account Debtor to be unsatisfactory.
(8) Accounts of any Account Debtor who has filed or has had filed against it a petition in bankruptcy or an application for relief under any provision of any state or federal bankruptcy, insolvency, or debtor-in-relief acts; or who has had appointed a trustee, custodian, or receiver for the assets of such Account Debtor; or who has made an assignment for the benefit of creditors or has become insolvent or fails generally to pay its debts (including its payrolls) as such debts become due.
(9) Accounts which have not been paid in full within 90 Days from the invoice date.
(10) Domestic.
Eligible Inventory. The words “Eligible Inventory” mean, at any time, all of Borrower’s Inventory as defined below, except:
(1) Inventory which is not owned by Borrower free and clear of all security interests, liens, encumbrances, and claims of third parties.
(2) Inventory which Lender, in its sole discretion, deems to be obsolete, unsalable, damaged, defective, or unfit for further processing.
Environmental Laws. The words “Environmental Laws” mean any and all state, faderal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 (“SARA”), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto or common law, and shall also include pollutants, contaminants, polychlorinated biphenyls, asbestos, urea formaldehyde, petroleum and petroleum products, and agricultural chemicals.
Event of Default. The words “Event of Default” mean any of the events of default set forth in this Agreement in the default section of this Agreement.
Expiration Date. The words “Expiration Date” mean the date of termination of Lender’s commitment to lend under this Agreement.
GAAP. The word “GAAP” means generally accepted accounting principles.
Grantor. The word “Grantor” means each and all of the persons or entities granting a Security Interest in any Collateral for the Loan, including without limitation all Borrowers granting such a Security Interest.
Guarantor. The word “Guarantor” means any guarantor, surety, or accommodation party of any or all of the Loan.
Guaranty. The word “Guaranty” means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the

BUSINESS LOAN AGREEMENT (ASSET BASED)

Loan No: 11808	(Continued)	Page 8
Note.
Hazardous Substances. The words “Hazardous Substances” mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words “Hazardous Substances” are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term “Hazardous Substances” also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.
Indebtedness. The word “Indebtedness” means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents.
Inventory. The word “Inventory” means all of Borrower’s raw materials, work in process, finished goods, merchandise, parts and supplies, of every kind and description, and goods held for sale or lease or furnished under contracts of service in which Borrower now has or hereafter acquires any right, whether held by Borrower or others, and all documents of title, warehouse receipts, bills of lading, and all other documents of every type covering all or any part of the foregoing. Inventory includes inventory temporarily out of Borrower’s custody or possession and all returns on Accounts.
Lender. The word “Lender” means Venture Bank, its successors and assigns.
Loan. The word “Loan” means any and all loans and financial accommodations from Lender to Borrower whether now or hereafter existing, and however evidenced, including without limitation those loans and financial accommodations described herein or described on any exhibit or schedule attached to this Agreement from time to time.
Note. The word “Note” means the Note executed by Uroplasty, Inc. in the principal amount of $1,000,000.00 dated May 31, 2006, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.
Permitted Liens. The words “Permitted Liens” mean (1) liens and security interests securing Indebtedness owed by Borrower to Lender; (2) liens for taxes, assessments, or similar charges either not yet due or being contested in good faith; (3) liens of materialmen, mechanics, warehousemen, or carriers, or other like liens arising in the ordinary course of business and securing obligations which are not yet delinquent; (4) purchase money liens or purchase money security interests upon or in any property acquired or held by Borrower in the ordinary course of business to secure indebtedness outstanding on the date of this Agreement or permitted to be incurred under the paragraph of this Agreement titled “Indebtedness and Liens”; (5) liens and security interests which, as of the date of this Agreement, have been disclosed to and approved by the Lender in writing; and (6) those liens and security interests which in the aggregate constitute an immaterial and insignificant monetary amount with respect to the net value of Borrower’s assets.
Primary Credit Facility. The words “Primary Credit Facility” mean the credit facility described in the Line of Credit section of this Agreement.
Related Documents. The words “Related Documents” mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Loan.
Security Agreement. The words “Security Agreement” mean and include without limitation any agreements, promises, covenants, arrangements, understandings or other agreements, whether created by law, contract, or otherwise, evidencing, governing, representing, or creating a Security Interest.
Security Interest. The words “Security Interest” mean, without limitation, any and all types of collateral security, present and future, whether in the form of a lien, charge, encumbrance, mortgage, deed of trust, security deed, assignment, pledge, crop pledge, chattel mortgage, collateral chattel mortgage, chattel trust, factor’s lien, equipment trust, conditional sale, trust receipt, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever whether created by law, contract, or otherwise.
BORROWER ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS BUSINESS LOAN AGREEMENT (ASSET BASED) AND BORROWER AGREES TO ITS TERMS. THIS BUSINESS LOAN AGREEMENT (ASSET BASED) IS DATED MAY 31, 2006.
BORROWER:
UROPLASTY, INC.

By:	/s/ Mahedi A. Jiwani Mahedi A. Jiwani, CFO/Treasurer of Uroplasty, Inc.

LENDER:

VENTURE BANK

By:	/s/ Christine Young Authorized Signer
LASER PRO Lending, Ver. 5.300.10.001 Copr. Harland Financial Solutions, Inc. 1997, 2006. All Rights Reserved. —MN C:\APPS\CFI\LPL\C 40.FC TR-2211 PR-20

DISBURSEMENT REQUEST AND AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Cell	Account	Officer	Initials
$1,000,000.00	05-31-2006	06-02-2007	11808			10022
References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing “***” has been omitted due to text length limitations.

Borrower:	Uroplasty, Inc.	Lender:	Venture Bank
	5420 Feltl Road		5601 Green Valley Drive, Suite 120
	Minnetonka, MN 55343		Bloomington, MN 55437
LOAN TYPE. This is a Variable Rate Nondisclosable Revolving Line of Credit Loan to a Corporation for $1,000,000.00 due on June 2, 2007. The reference rate (Prime rate of interest as published each business day in the money rates section of The Wall Street Journal, with an interest rate floor of 7.000% currently 8.000%) is added to the margin of 1.000%, resulting in an initial rate of 9.000.
PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:
     ☐ Maintenance of Borrower’s Primary Residence.
     ☐ Personal, Family or Household Purposes or Personal Investment.
     ☐ Agricultural Purposes.
     ☑ Business Purposes.
SPECIFIC PURPOSE. The specific purpose of this loan is: Working Capital.
DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender’s conditions for making the loan have been satisfied. Please disburse the loan proceeds of $1,000,000.00 as follows:

Undisbursed Funds:	$1,000,000.00

Note Principal:.	$1,000,000.00
CHARGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash:	$5,000.00
$5,000.00 Loan Origination Fee
Other Charges Paid in Cash:	$100.00
$100.00 Loan Documentation Fee

Total Charges Paid in Cash:	$5,100.00
FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER’S FINANCIAL CONDITION AS DISCLOSED IN BORROWER’S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED MAY 31, 2006.
BORROWER:
UROPLASTY, INC.

By:	/s/ Mahedi A. Jiwani Mahedi A. Jiwani, CFO/Treasurer of Uroplasty, Inc.
LASER PRO Lending, Ver. 5.30.10.001 Copr. Harland Financial Solutions, Inc. 1997, 2006. All Rights Reserved. -MN c:\APPS\CFI\CFI\LPL\I20.FC TR-2211 PR-20

Exhibit 13
UROPLASTY, INC. AND SUBSIDIARIES
Consolidated Financial Statements
March 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 – F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota
We have audited the consolidated balance sheets of Uroplasty, Inc. and Subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 27, 2006

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$1,563,433	$1,405,324
Short-term investments	1,137,647	87,360
Accounts receivable, net	716,587	944,527
Income tax receivable	270,934	114,189
Inventories	757,062	547,476
Other	353,178	161,920

Total current assets	4,798,841	3,260,796

Property, plant, and equipment, net	1,079,438	1,040,253

Intangible assets, net of accumulated amortization of $327,586 and $225,090, respectively	411,604	39,100

Deferred tax assets	111,361	103,075

Total assets	$6,401,244	$4,443,224

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – notes payable	$41,658	$44,606
Accounts payable	506,793	362,994
Accrued liabilities:
Compensation and payroll taxes	350,558	284,255
Sales tax	16,791	181
Royalties	12,748	24,710
Clinical	21,350	12,702
Audit and tax-consulting	109,255	45,566
Legal	24,791	22,750
Warrant liability	665,356	—
Other	382,488	88,518

Total current liabilities	2,131,788	886,282

Notes payable – less current maturities:	389,241	461,265
Accrued pension liability	473,165	303,781

Total liabilities	2,994,194	1,651,328

Commitments and Contingencies

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,937,786 and 4,699,597 shares issued and outstanding at March 31, 2006 and 2005, respectively	69,378	46,996
Additional paid-in capital	14,831,787	9,366,644
Accumulated deficit	(11,034,100)	(6,491,387)
Accumulated other comprehensive loss	(460,015)	(130,357)

Total shareholders’ equity	3,407,050	2,791,896

Total liabilities and shareholders’ equity	$6,401,244	$4,443,224

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2006 and 2005

	2006	2005
Net sales	$6,142,612	$6,657,726
Cost of goods sold	1,837,716	1,755,456

Gross profit	4,304,896	4,902,270

Operating expenses
General and administrative	2,958,982	2,260,240
Research and development	3,324,201	2,258,127
Selling and marketing	3,399,896	2,015,655

	9,683,079	6,534,022

Operating loss	(5,378,183)	(1,631,752)

Other income (expense)
Warrant benefit	707,320	—
Interest income	142,379	30,168
Interest expense	(29,494)	(25,934)
Foreign currency exchange loss	(31,195)	(15,744)
Other	(413)	—

	788,597	(11,510)

Loss before income taxes	(4,589,586)	(1,643,262)

Income tax expense (benefit)	(46,873)	91,503

Net loss	$(4,542,713)	$(1,734,765)

Net loss per common share:
Basic and diluted	$(0.67)	$(0.37)

Weighted average common shares outstanding:
Basic and diluted	6,746,412	4,651,732
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2006 and 2005

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance at March 31, 2004	4,584,802	$45,848	$9,130,580	$(4,756,622)	$(315,573)	$4,104,233

Exercise of stock options	38,300	383	67,638	—	—	68,021

Warrants conversion	68,395	684	136,107	—	—	136,791

Employee retirement savings plan contribution	8,100	81	32,319	—	—	32,400

Comprehensive loss:

Net loss	—	—	—	(1,734,765)	—

Translation adjustment	—	—	—	—	150,505

Additional pension liability	—	—	—	—	34,711
Total comprehensive loss						(1,549,549)

Balance at March 31, 2005	4,699,597	46,996	9,366,644	(6,491,387)	(130,357)	2,791,896

Proceeds from private placement	2,147,142	21,471	7,493,526	—	—	7,514,997

Cost of private placement	—	—	(934,679)	—	—	(934,679)

Reissuance of warrants	—	—	(1,372,676)	—	—	(1,372,676)

Warrant registration costs	—	—	(21,324)	—	—	(21,324)

Liquidated damages settlement shares	57,381	574	150,403	—	—	150,977

Exercise of stock options	33,666	337	45,362	—	—	45,699

Extension of employee options after termination	—	—	104,531	—	—	104,531

Comprehensive loss:

Net loss	—	—	—	(4,542,713)	—

Translation adjustment	—	—	—	—	(206,356)

Additional pension liability	—	—	—	—	(123,302)
Total comprehensive loss						(4,872,371)

Balance at March 31, 2006	6,937,786	$69,378	$14,831,787	$(11,034,100)	$(460,015)	$3,407,050

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:

Net loss	$(4,542,713)	$(1,734,765)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	261,496	163,879
Loss on disposal of assets	1,343	3,751
Stock-based severance expense	104,531	—
Warrant benefit	(707,320)	—
Deferred tax assets	(16,015)	23,680
Changes in operating assets and liabilities:
Accounts receivable	163,701	168,779
Inventories	(280,505)	21,896
Other current assets	(362,009)	78,867
Accounts payable	158,381	162,526
Accrued liabilities	585,992	(221,646)
Accrued pension liability	192,759	(38,909)
Additional pension liability	(130,305)	36,537

Net cash used in operating activities	(4,570,664)	(1,335,405)

Cash flows from investing activities:
Purchase of short-term investments	(4,768,323)	(87,360)
Proceeds from short-term	3,718,036	—
Payments for property, plant and equipment	(252,238)	(74,966)
Payments relating to intangible assets	(454,167)	(7,277)

Net cash used in investing activities	(1,756,692)	(169,603)

Cash flows from financing activities:
Repayment of notes payable	(41,847)	(43,356)
Net proceeds from issuance of common stock and warrants	6,604,693	204,812

Net cash provided by financing activities	6,562,846	161,456

Effect of exchange rates on cash and cash equivalents	(77,381)	51,206

Net increase (decrease) in cash and cash equivalents	158,109	(1,292,346)

Cash and cash equivalents at beginning of year	1,405,324	2,697,670

Cash and cash equivalents at end of year	$1,563,433	$1,405,324

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$21,299	$24,751
Cash paid during the year for income taxes	$94,442	$304,018

Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	$—	$32,400
Shares issued for liquidated damages settlement	$150,977	$—
Additional pension liability, net of tax	$123,302	$(34,711)
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005
1.	Summary of Significant Accounting Policies
Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company has developed, and is developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. The Company currently sells its products in and outside of the United States and is pursuing regulatory approvals to market additional products in the United States. The Company recently staffed its sales and marketing organization in the United States. The Company is currently seeking FDA approval for one of its products and the regulatory process can be costly, lengthy and uncertain.
Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Revenue Recognition. The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions. The Company sells its products to end users and to distributors who sell to other distributors and end users. Sales to distributors were approximately $4,000,000 and $4,700,000 in fiscal 2006 and 2005, respectively, or 65% and 70%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products to the Company except for warranty claims. The Company offers customary product warranties. During fiscal 2006, two customers accounted for approximately 14% and 11% of the Company’s net sales. During fiscal 2005, the same two customers accounted for approximately 15% and 11% of the Company’s net sales.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, and the determination of recoverability of long-lived and intangible assets.
Disclosures About Fair Value of Financial Instruments. The following methods and assumption were used to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:
•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: The fair value of the Company’s notes payable are estimated based on the current rates offered to the Company for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2006 and 2005, the fair value of the Company’s notes payable approximated their carrying value.
Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.
Short-term Investments. Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments their cost approximates their fair market value.
Accounts Receivable. Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition, and both historical and expected credit loss experience. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The allowance for doubtful accounts was $42,000 and $218,000 at March 31, 2006 and 2005, respectively.
Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. During fiscal 2006 and 2005 the Company’s Dutch subsidiaries recorded income tax expense (benefit) of $(46,873) and $91,503 respectively, as they have fully utilized their net operating loss carryforwards. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.
Product Warranty. The Company warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. Under the terms of these warranties, the Company is obligated to repair or replace the products it deems to be defective due to material or workmanship. The Company does not have an accrual for warranty costs, as warranty claims are infrequent and immaterial.
Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2006 and 2005:

	2006	2005
Raw materials	$340,268	$193,980
Work-in-process	26,183	75,337
Finished goods	390,611	278,159

	$757,062	$547,476

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2006 and 2005:

	2006	2005
Land	$148,402	$158,861
Building	662,882	692,646
Equipment	1,531,926	1,391,516

	2,343,210	2,243,023

Less accumulated depreciation	(1,263,772)	(1,202,770)

	$1,079,438	$1,040,253

Depreciation is provided using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and improvements are capitalized and depreciated over the shorter of their estimated useful service lives or the remaining lease term.
Intangible Assets. Intangible assets are comprised of patents, trademarks and licensed technology which are amortized on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2006
		Gross
	Estimated	Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value
Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

		$739,190	$327,586	$411,604

		March 31, 2005
Licensed technology	5	$26,290	$19,718	$6,572
Patents and inventions	6	237,900	205,372	32,528

		$264,190	$225,090	$39,100

Estimated annual amortization for these assets for the years ending March 31, are as follows:

2007	$99,000
2008	97,000
2009	96,000
2010	94,000
2011	26,000

$412,000

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2006 consist of property, plant and equipment and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
Foreign Currency Translation. All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustment is recorded within accumulated other comprehensive loss, a separate component of shareholders’ equity. Foreign currency transaction gains and losses are recognized currently in the consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. Unrealized gains and losses on long-term inter-company obligations are recognized within accumulated other comprehensive loss, a separate component of shareholders’ equity.
Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency losses of $31,195 and $15,744 for the years ended March 31, 2006 and 2005, respectively.
Stock-Based Compensation. The Company applies the intrinsic-value method under APB Opinion No. 25 (APB 25) to account for employee stock-based compensation. As such, compensation expense, if any, is determined on the date of grant if the current market price of the underlying stock exceeds the exercise price.
The Company accounts for stock-based instruments granted to non-employees under the fair value method of Statement of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation (SFAS No. 123) and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123, options are recorded at their fair value on the measurement date, which is typically the vesting date.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have changed to the pro forma amounts shown below:

	2006	2005
Net loss – As reported	$(4,542,713)	$(1,734,765)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,062,324)	(2,321,745)

Net loss – Pro forma	$(7,605,037)	$(4,056,510)

Net loss per common share – As reported:
Basic and diluted	$(0.67)	$(0.37)

Net loss per common share – Pro forma:

Basic and diluted	$(1.13)	$(0.87)
In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to the Company’s employees, officers and directors. An option was considered “out-of-the-money” if the stated exercise price exceeded $2.85, the then closing price of the Company’s common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of the Company’s common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The Company accelerated the vesting of options to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R) on April 1, 2006. None of these options had intrinsic value at the acceleration date under APB 25. The Company estimates that acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that it would have otherwise recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). This amount is reflected in the 2006 proforma computation above.
The per share weighted-average fair value of stock options granted during 2006 and 2005 was $2.74 and $4.63, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	4.39%	3.40%
Expected volatility	116%	117%
Expected life, in years	6.52	7.40
Basic and Diluted Net Loss per Common Share. Basic per common share amounts are calculated by dividing net loss by the weighted-average common shares outstanding. Diluted per common share amounts are computed similar to basic per common share amounts except that the weighted-average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2006 and 2005, diluted shares were the same as basic shares since the effect options and warrants would have been anti-dilutive. The following options and warrants outstanding at March 31, 2006 and 2005 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices
Years ended:
March 31, 2006	3,875,473	$0.90-10.50
March 31, 2005	1,820,859	$0.90-10.50
New Accounting Pronouncements.
Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.
In May 2005, the Financial Accounting Standard Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company does not believe the adoption of FASB Statement 154 will have a material effect on its financial position or results of operations.
Statement of Financial Accounting Standards No. 151, Inventory Costs
In November 2004, the FASB issued SFAS 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard requires the Company to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for the Company beginning in fiscal 2007. The Company does not expect adoption to have a material impact on its consolidated financial statements.
Statement of Financial Accounting Standards No. 123(R), Share-Based Payment,
In December 2004, FASB published Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25, and its related interpretive guidance.
This Statement will require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. We will be required to apply FAS 123(R) beginning in the first quarter of fiscal year 2007. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. We have adopted the modified prospective transition method beginning April 1, 2006. The pro forma compensation costs presented previously and in our prior filings have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years.
In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to its employees, officers and directors. The Company accelerated the vesting of options to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value on at the acceleration date under APB 25. The Company does not expect the remaining outstanding options to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain outstanding options, that permit cashless exercise of the options, and certain options classified as liabilities, could result in a significant charge to compensation expense in future periods, as those options will need to be marked to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.

2.	Notes Payable
Notes payable consist of the following at March 31, 2006 and 2005:

	2006	2005
Mortgage note, monthly payments of $2,938 plus interest through November 2017, 5 year fixed rate interest at 4.7% from May 2006 until April 2011 (rate at March 31, 2005—4.3%)	$415,422	$482,467

Note payable, monthly payments of $534 plus fixed rate interest through August 2008 (rate until August 2008—4.4%)	15,477	23,404

	430,899	505,871

Less current maturities	41,658	44,606

	$389,241	$461,265

Future approximate payments of long-term debt for the years ended March 31, are as follows:

2007	$42,000
2008	42,000
2009	38,000
2010	35,000
2011	35,000
Thereafter	239,000

$431,000

In March 2005, the Company entered into a business loan agreement with Venture Bank, pursuant to which it may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to the Company are due in March 2006, unless the bank renews the agreement. Amounts advanced to the Company accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. The Company is obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all of the Company’s assets. At March 31, 2006 and 2005, the Company had no outstanding balances under the agreement.
3.	Shareholders’ Equity
Stock Options. The Company has outstanding an aggregate of 1,888,327 options to purchase shares of common stock granted to employees, directors, consultants, and independent contractors under its various stock option plans.
The Company has outstanding 964,993 options to purchase shares of common stock granted under the 1995, 1997 and 2002 option plans. Options granted under these plans generally expire five years from date of grant and vest at varying rates ranging up to five years. There were no additional options granted under these plans subsequent to March 31, 2006. The Company terminated these plans, and no new options may be granted from these plans, upon adoption on May 3, 2006 of the 2006 Stock and Incentive Plan at a special meeting of the shareholders.
The Company has outstanding 923,334 options to purchase shares of common stock granted from outside of the 1995, 1997 and 2002 plans, that expire up to ten years from date of grant and vest at varying rates ranging up to five years.
The Company grants options at the discretion of the directors. Options are exercisable at a price equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	Outstanding	per share
Balance at March 31, 2004	854,353	$2.80
Granted	1,047,400	5.24
Exercised	(38,300)	1.78
Cancelled	(142,594)	7.16

Balance at March 31, 2005	1,720,859	3.96
Granted	330,000	3.20
Exercised	(33,666)	1.36
Cancelled	(128,866)	4.94

Balance at March 31, 2006	1,888,327	$3.80

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable
$0.90	1,200	1.60	800
1.10	350,200	1.30	288,500
2.25	30,000	7.05	18,000
2.40	147,526	0.84	140,026
2.70	10,000	4.95	2,500
2.80	60,000	2.41	53,334
2.85	70,000	4.85	23,332
2.90	40,000	4.76	40,000
3.00	100,000	4.50	100,000
3.50	10,000	2.51	10,000
3.75	5,000	3.29	5,000
3.80	23,334	3.88	23,334
4.10	500	3.86	500
4.20	50,000	4.07	50,000
5.19	500,000	8.76	500,000
5.30	488,900	3.62	488,900
10.50	1,667	0.17	1,667

	1,888,327		1,745,893

In March, 2006, the Company granted a one year extension to certain option held by the former Chairman of the Board. As a result of this modification of terms, the fair value of the underlying options was remeasured using the Black-Scholes option-pricing model and additional compensation expense of approximately $105,000 was recorded.
Warrants. As a result of the Company’s suspension of the exercise of the 706,218 warrants originally issued in July 2002, in April 2005, the Company granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of this registration statement covering the shares underlying these warrants. As of March 31, 2006, the Securities and Exchange Commission had not declared this registration statement effective. In April 2005, the Company recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. The Company determined the fair value of these warrants using the Black-Scholes option-pricing model. The Company has since reduced the reported liability by approximately $707,000 due to the decrease in the fair value of these warrants from their date of issuance through March 31, 2006, which is reflected as warrant benefit in the 2006 statement of operations. The Company will continue to remeasure the value of this liability in relation to its fair value and adjust accordingly until such time as the warrants are exercised or expire.
In connection with the Company’s April 2005 private placement, as of May 31, 2006, the Company issued 1,180,928 warrants to purchase shares of common stock and registered the public resale of the underlying shares for the security holders. The warrants are exercisable for five years at an exercise price of $4.75.
As part of a consulting agreement with CCRI Corporation, the Company issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 on November 2, 2003. At March 31, 2006, all of these warrants were outstanding and expire five years from date of issue.
Other Comprehensive Loss. Other comprehensive loss consists of accumulated translation adjustment, and accumulated additional pension liability as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total
Balance at March 31, 2004	(215,078)	(100,495)	(315,573)
Translation adjustment	150,505	—	150,505
Additional pension liability	—	34,711	34,711

Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)
Translation adjustment	(206,356)	—	(206,356)
Additional pension liability	—	(123,302)	(123,302)

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)

4.	Commitments and Contingencies
Royalties. The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System from a British surgeon, in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during the fiscal years ended March 31, 2006 and 2005 was $14,091 and $18,042, respectively.
Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $154,287 and $181,598 for the fiscal years ended March 31, 2006 and 2005, respectively.
In 1992, the Company agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, the Company pays Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.
In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. The Company paid CystoMedix an initial royalty payment of $225,000 and paid an additional $250,000 in 12 monthly installments of $20,833 through April 2006. The Company will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.
Option for Asset Acquisition. CystoMedix has granted the Company an exclusive option to acquire CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by the Company. However, the $3,485,000 amount used to compute the option price will increase at a rate of 10% per year after April 2007. The option price is payable in shares of the Company’s common stock valued at the average of the closing bid price of the Company’s shares for the 20 trading days prior to its exercise of the option. The Company may exercise the option between January 2006 and June 2008. If the Company exercises the option, the Company will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. The Company would repay up to $1.1 million of the bridge loan advances at closing and would issue its common stock for the balance of the bridge loan based on the above option price. The Company also has certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of the Company’s option.
Purchase Requirements. The Company has agreed to purchase its entire requirement of I-Stop products from CL Medical. Under the agreements, the Company is required to purchase a minimum of $630,000 of units in the first 12-month period following January 1, 2006, increasing to $2.6 million of units in the fifth year of the agreement for an aggregate commitment of approximately $6.7 million of units over the five-year period, subject to periodic adjustment based on the value of the euro.
Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2006, approximate minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2007	$328,000
2008	217,000
2009	178,000
2010	144,000
2011	142,000
Thereafter	437,000

$1,446,000

Total rent expense paid for operating leases was $355,340 and $386,614 in fiscal 2006 and 2005, respectively.
Employment Agreements. The Company has entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. The Company provides for various severance amounts payable under the agreements after employment termination. Contemporaneously with the execution of their employment agreement, some of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement. This agreement prohibits the employee from disclosing confidential information, requires the employee to assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, prohibits the employee from encouraging employees to leave the employment of the Company for any reason and prohibits competition with the Company during the term of employment and for a specified term thereafter.
Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance, plus another policy specific to the United Kingdom only. There can be no assurance, however, that our existing insurance coverage limits are adequate to protect us from any liabilities we might incur.
5.	Savings and Retirement Plans
The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2006 and 2005 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $44,407 and $32,481 for the fiscal years ended March 31, 2006 and 2005, respectively.
The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The UK subsidiary’s defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan. The Dutch defined benefit retirement plan was closed for new participants as of April 1, 2005. On April 1, 2005, the Dutch subsidiary established a defined contribution plan for new employees. The total contribution expense associated with the defined contribution plans in the The Netherlands and the United Kingdom was $46,079 for the fiscal year ended March 31, 2006.
The cost for the Company’s defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2006 and 2005:

	2006	2005
Gross service cost, net of employee contribution	$170,319	$141,745
Interest cost	99,773	89,031
Management cost	23,112	—
Expected return on assets	(57,730)	(56,001)
Amortization	34,698	56,394

Net periodic retirement cost	$270,172	$231,169

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2006 and 2005:

	2006	2005
Projected benefit obligation, beginning of year	$2,062,036	$1,503,534
Service cost	170,319	141,745
Interest cost	99,773	89,031
Other	11,486	(11,759)
Actuarial result	278,123	254,618
Foreign currency translation	(145,785)	84,867

Projected benefit obligation, end of year	$2,475,952	$2,062,036

Plan assets, beginning of year	$1,246,402	$998,620
Contributions to plan	201,184	210,124
Benefits paid	—	(9,415)
Management cost	(23,112)	—
Actual return on assets	70,681	(3,588)
Foreign currency translation	(88,838)	50,661

Plan assets, end of year	$1,406,317	$1,246,402

The funded status of the Company’s pension retirement plans at March 31, 2006 and 2005, are as follows:

	2006	2005
Funded status	$(1,069,635)	$(815,634)
Unrecognized net loss	824,876	638,579
Minimum pension liability	(228,406)	(126,726)

Accrued pension liability	$(473,165)	$(303,781)

Major assumptions used in the above calculations include:

	2006	2005
Discount rate	4.25-5.00%	4.50-5.50%
Expected return on assets	4.00-5.00%	4.00-5.00%
Expected rate of increase in future compensation
general	3%	3%
individual	0%-3%	0%-3%
6.	Income Taxes
The components of income tax expense (benefit) for the years ended March 31, 2006 and 2005, consist of the following:

	2006	2005
Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	(36,744)	79,585
Deferred:
U.S. and state	—	—
Foreign	(10,129)	11,918

Total income tax expense (benefit)	$(46,873)	$91,503

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2006 and 2005 as follows:

	2006	2005
Statutory federal income tax benefit	$(1,560,459)	$(589,820)
State tax benefit	26,822	—
Valuation allowance increase	1,437,790	792,685
UK temporary differences not previously tax effected	—	(109,983)
Other	48,974	(1,379)

	$(46,873)	$91,503

Deferred taxes as of March 31, 2006 and 2005 consist of the following:

	2006	2005
Deferred tax assets:
Pension liability	$93,368	$110,405
Other reserves and accruals	39,201	70,619
Deferred profit on intercompany sales	99,350	186,166
Net operating loss carryforwards	5,599,391	4,018,044

	5,831,310	4,385,234

Less valuation allowance	(5,719,949)	(4,282,159)

	$111,361	$103,075

At March 31, 2006, the Company had U.S. net operating loss carryforwards (NOL) of approximately $15,423,000 for U.S. income tax purposes, which expire in 2013 through 2024, and NOL’s in the U.K. of $212,000, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.
A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,447,000 and $770,000, respectively in fiscal 2006 and 2005. The related valuation allowance increased by $1,438,000 and $791,000, respectively, in fiscal 2006 and 2005.
On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for the company to repatriate earnings accumulated outside the U.S. by allowing the company to reduce its taxable income by 85 percent of certain eligible dividends received from non-U.S. subsidiaries by the end of the company’s fiscal year ended March 31, 2006. In order to benefit from this incentive, the company must reinvest the qualifying dividends in the U.S. under a domestic reinvestment plan approved by the chief executive officer and board of directors. During the year, the company repatriated approximately $926,000 from its foreign subsidiaries pursuant to the Act.
7.	Business Segment Information
The Company sells proprietary products for the treatment of voiding dysfunctions. Its current primary product is Macroplastique®, a soft tissue bulking material used for the treatment of urinary incontinence and vesicoureteral reflux. In addition, the Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. At this time, all sales for the tissue bulking agent products are outside the United States. The Macroplastique product line accounted for 67% and 76%, respectively, of total net sales during fiscal 2006 and 2005.
The U.S. Food and Drug Administration (FDA) 510(k) premarket clearance of the Company’s I-Stop™ polypropylene, tension-free, mid-urethral sling for the treatment of female urinary incontinence was received in August 2005. The Company distributes this product in the United States and the United Kingdom. In October 2005, the Company received U.S. FDA 510(k) premarket clearance of its Urgent® PC Neuromodulation System, a minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. The Company started selling the Urgent PC device in November 2005 in the United States, and in December 2005 in Europe and Canada. The Urgent PC is also indicated for the treatment of fecal incontinence outside the United States. In addition, the Company is a distributor of specialized wound care products in The Netherlands and United Kingdom. Sales for these product lines represented, in the aggregate, 14% and 8%, respectively, of the total net sales in fiscal 2006 and 2005.
Based upon the above, the Company operates in only one reportable segment consisting of medical products primarily for the urology market.

Information regarding operations in different geographies for the years ended March 31, 2006 and 2005 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	eliminations	Consolidated
Fiscal 2006

Sales to customers	$94,755	$4,830,203	$1,711,586	$(493,932)	$6,142,612

Income tax expense (benefit)	—	(46,873)	—	—	(46,873)

Net income (loss)	(4,572,337)	(99,012)	(107,828)	236,464	(4,542,713)

Long-lived assets at March 31, 2006	767,984	717,692	5,366	—	1,491,042

Fiscal 2005

Sales to customers	$—	$5,612,250	$1,703,365	$(657,889)	$6,657,726

Income tax expense	—	91,503	—	—	91,503

Net income (loss)	(1,855,416)	153,977	21,990	(55,316)	(1,734,765)

Long-lived assets at March 31, 2005	277,780	791,121	10,452	—	1,079,353
8.	Corporate Liquidity
The Company’s future liquidity and capital requirements will depend on numerous factors, including among other things, the timing and cost of obtaining FDA approval for Macroplastique and expanding the sales, marketing and distribution capabilities in the U.S. market. The Company will need to raise additional debt or equity financing to continue funding for product development and continued expansion of its sales and marketing activities, and ultimately, will need to achieve profitability and generate positive cash flows from operations. As such, the Company is exploring opportunities to raise additional capital in fiscal 2007, but there can be no guarantee that it will be successful. Aside from the recently established credit lines indicated below, the Company currently has no committed resources of, or other arrangements with respect to, additional financing. In the event that such required financing is not immediately available, management is prepared to curtail planned product development activities and other expenditures to ensure adequate working capital is available throughout fiscal 2007.
9.	Subsequent Events
In May 2006 the Company entered into a business loan agreement with Venture Bank. The agreement provides for a credit line of up to $1 million secured by the assets of the Company. The Company may borrow up 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value; provided however, no amount can be borrowed if the consolidated equity declines below $0.5 million. The maximum $1 million can only be borrowed if the consolidated equity is not less than $1 million. For consolidated equity in excess of $0.5 million but less than $1 million, the maximum that can be borrowed is $250,000. Interest on the loan is charged at the rate of 1 percentage point over the prime rate; provided however the minimum interest rate charged may not be less than 7% per annum.
In June 2006, the Company also entered into a $100,000 3-year, term loan agreement with Venture Bank, at an interest rate of 8.25% per annum. In addition, Uroplasty BV, one of the Company’s subsidiaries’ entered into an arrangement with Rabobank of The Netherlands for a €200,000 (approximately $258,500) credit line.

Exhibit 21.0
UROPLASTY, INC. AND SUBSIDIARIES
Subsidiaries of the Company
The following are wholly owned subsidiaries of Uroplasty, Inc:
Uroplasty BV
Hofkamp 2
6161 DC Geleen
The Netherlands
Bioplasty BV
Hofkamp2
6161 DC Geleen
The Netherlands
Uroplasty, Ltd
Unit 3, Woodside Business Park
Whitley Wood Lane, Reading
Berkshire, RG2 8LW
United Kingdom

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Uroplasty, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-107110 and 333-30372) on Form S-8 of Uroplasty, Inc. and Subsidiaries of our report dated June 27, 2006, with respect to the consolidated financial statements which appear in this annual report on Form 10-KSB of Uroplasty, Inc. for the year ended March 31, 2006.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 29, 2006

Exhibit 31.1
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, David B. Kaysen, certify that:
1. I have reviewed this report on Form 10-KSB for the year ended March 31, 2006 of Uroplasty, Inc. (the “Registrant”);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
(c) disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and
5. The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.
Date: June 29, 2006.

By	/s/ David B. Kaysen

David B. Kaysen
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Mahedi A. Jiwani, certify that:
1. I have reviewed this report on Form 10-KSB for the year ended March 31, 2006 of Uroplasty, Inc. (the “Registrant”);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
(c) disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and
5. The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.
Dated: June 29, 2006

By	/s/ Mahedi A. Jiwani

Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Uroplasty, Inc. (the “Company”) on Form 10-KSB for the year ended March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David B. Kaysen, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
Dated: June 29, 2006

By	/s/ David B. Kaysen

David B. Kaysen
President and Chief Executive Officer

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Uroplasty, Inc. (the “Company”) on Form 10-KSB for the year ended March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mahedi A. Jiwani, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
Dated: June 29, 2006

By	/s/ Mahedi A. Jiwani

Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer